S&P Global

Advancing Essential Intelligence

Annual Report 2025

Financial Highlights

Years ended December 31 (in millions, except per share data)	**2025**	2024	% Change
Revenue	**$15,336**	$14,208	8
Adjusted net income (attributable to the Company's common shareholders)*	**$5,441**	$4,898	11
Adjusted diluted earnings per common share	**$17.83**	$15.70	14
Dividends per common share [a]	**$3.84**	$3.64	5
Total assets	**$61,200**	$60,221	2
Capital expenditures [b]	**$195**	$124	57
Total debt	**$13,088**	$11,398	15
Equity (including redeemable noncontrolling interest)	**$36,152**	$37,508	(4)

*Refer to "Reconciliation of Non-GAAP Financial Information" on page 6 of this report for a discussion of the Company's non-GAAP financial measures.

(a)   Dividends paid were $0.96 per share per quarter in 2025. Dividends paid were $0.91 per share per quarter in 2024.

(b)   Includes purchases of property and equipment and additions to technology projects.

Advancing Essential Intelligence

Advancing our industry-leading benchmarks, data, and solutions provide customers with the ability to make more confident decisions and stay a step ahead.

Year-End Share Price



$471.93	$334.94	$440.52	$498.03	$522.59
'21	'22	'23	'24	'25

Dividends Per Share



$3.08	$3.32	$3.60	$3.64	$3.84
'21	'22	'23	'24	'25

Revenue/Non-GAAP Pro Forma Adjusted Revenue (in millions)



$12,382**	$11,842**	$12,497	$14,208	$15,336
'21	'22	'23	'24	'25

Cumulative Total Shareholder Return [c] [d]



Legend: SPGI, Peer Group, S&P 500

Values at '25: $196, $166, $155

X-axis: '20, '21, '22, '23, '24, '25
Y-axis: 100, 150, 200, 250

** The twelve months ended December 31, 2021 and 2022 include pro forma and non-GAAP pro forma adjusted measures. For pro forma to Non-GAAP pro forma adjusted reconciliations refer to Exhibit 99.2 of the current report on Form 8-K furnished on February 8, 2024.

(c) Assumes $100 invested on December 31, 2020 and total return includes reinvestment of dividends through December 31, 2025.

(d) The peer group consists of the following companies: Moody's Corporation, CME Group Inc., MSCI Inc., FactSet Research Systems Inc., Verisk Analytics, Inc., and Intercontinental Exchange, Inc.



To experience an enriched version of this Annual Report, with expanded content, visit spglobal.com/annualreport.

Chairman's Letter

Dear Fellow Shareholder:

S&P Global had an excellent 2025. We achieved good growth in revenue and profits whilst continuing to invest in the innovation that we expect to drive strong, profitable growth in the future.

Our company's mission is Advancing Essential Intelligence. This is ever more important for our customers in the complex and uncertain world in which we all operate. We accomplish this mission by equipping our customers with the benchmarks, data, tools, and analytics to allow them to make more confident decisions.

This mission is championed by S&P Global's more than 40,000 people led by our outstanding President and CEO, Martina Cheung. Spending time with our people is an important part of every Board meeting. We are always impressed by their creativity, enthusiasm, and commitment to excellence. On behalf of the Board, I would like to thank our teams for the amazing work they do every day.

The Board believes that oversight, strategy, and effective risk management are essential to the company's commitment to delivering long-term shareholder value. To that end, over the past year, the Board continued to have focused discussions on matters concerning strategy, finance, operations, legal, compliance, technology and cybersecurity, talent management, and culture. Through these reviews, we remain deeply impressed with the direction of the company.

An area of particular focus for the Board has been the growth of artificial intelligence, which provides significant opportunities for the business and some potential challenges. We have been strongly investing in AI for more than a decade. It already has helped us bring more and higher-value services to our customers, and it allows us to operate more efficiently. We will continue to focus on the potential of this technology, as well as in other areas such as blockchain and quantum computing.

S&P Global adheres to strong and effective corporate governance practices. A key part of this is a Board that is highly experienced across a range of areas relevant to the company's operations and risk areas and, with the exception of the CEO, is independent.

In line with the company's corporate governance guidelines, Dick Thornburgh retired at the last Annual Meeting as the independent Chairman and a Director. I had the great honor of succeeding Dick as S&P Global's Chairman. Retiring from our Board at this year's Annual Meeting is Bill Green. I would like to thank Dick and Bill for their amazing leadership and many years of service to our company. They played a critical role in guiding the smooth CEO transition from Doug Peterson to Martina and putting in place our new Board.

Just as we always have, S&P Global enters 2026 helping our customers make critical decisions.

Additionally, in 2025 the Board approved the appointment of two new Directors. Bob Moritz, former Chairman of PricewaterhouseCoopers LLC (PwC), and Hubert Joly, former Chair and CEO of Best Buy, joined the Board in early 2026. Their outstanding records as executives and thought leaders in business will add further to our Board, and I am very much looking forward to working with them.

Just as we always have, S&P Global enters 2026 helping our customers make critical decisions. That is our history, and Advancing Essential Intelligence is our future. With a globally admired brand, great people, and outstanding capabilities and products, we are in an excellent position to succeed.

Thank you to all our shareholders for supporting us in this journey.

Sincerely,

Ian Livingston
Chairman of the Board

CEO's Letter

Dear Fellow Shareholder:

It's an incredibly dynamic time at S&P Global. Amidst a complex macroeconomic and geopolitical landscape, and with the breathtaking potential of AI unlocking new frontiers across every industry, we are seeing more tailwinds than headwinds.

As we enter 2026 there is immense optimism because S&P Global possesses the inherent strength, capabilities, and the trust of our customers to seize the extraordinary opportunities ahead. We are dedicated to our customers' success, enabled by our strategy and mission of Advancing Essential Intelligence. And we are supported by the best people, partners, and technology, all of whom are dedicated to helping our customers overcome their most pressing challenges.

We had an excellent year in 2025, demonstrating the tremendous value of our global franchises and the progress in all areas of our strategy. S&P Global reported an 8 percent increase in revenue to $15.3 billion, showcasing strong growth across all five divisions. Adjusted diluted earnings per share soared by 14 percent to $17.83, and adjusted operating margin expanded by 140 basis points to 50.4 percent.

Operationally, 2025 was equally strong, marked by strategic building, acquiring, and partnering to successfully deploy cutting-edge, AI-enabled solutions and delivery systems. We launched a diverse range of new and enhanced products, scaled our Enterprise Data Organization, and significantly enhanced the Chief Client Office by elevating engagement models, providing customers with more tailored access to our truly differentiated assets. We also completed the sale of OSTTRA for $3.1 billion, divided evenly with CME Group, and we announced Bill Eager as president and CEO designate for the soon-to-be-spun-off S&P Global Mobility.

Our mission of Advancing Essential Intelligence is a guiding principle that fills our people with profound excitement and ambition. This mission is pursued through three bold strategic objectives:

- **Advancing Market Leadership:** Our globally renowned brands have earned the trust of markets for over a century due to their rigor, accuracy, and objectivity. As AI increasingly permeates every sector, customers are placing an even higher value on S&P Global's proprietary benchmarks, data, and tools, which comprise over 95 percent of our revenue and are the bedrock of our customers' critical workflows and decisions.

- **Expanding into High-growth Adjacencies:** Scaled investments in private markets and energy position the company to benefit from high growth in these sectors. In the fourth quarter of 2025, we closed our acquisition of With Intelligence, and we delivered a beta product through our exciting partnership with Mercer and Cambridge Associates. This positions S&P Global as the world's most comprehensive solution to solve the transparency gap in private markets.

The next two decades will be characterized by energy expansion, not replacement, driven by energy-intensive technologies, growing populations, and expanding incomes in emerging markets. S&P Global is uniquely positioned to provide solutions for this massive energy expansion. We help issuers and investors understand the opportunities and risks in deploying trillions of dollars to build AI data centers, and provide integrated outlooks, risk management tools, and data to discover new energy sources.

Amidst a complex macroeconomic and geopolitical landscape, and with the breathtaking potential of AI unlocking new frontiers across every industry, we are seeing more tailwinds than headwinds.

We are leveraging our differentiated benchmarks, data, and workflows to grow in areas like supply chains and wealth with low incremental investment. Decentralized finance also offers promising growth prospects, allowing the rapid creation of new products. Our Ratings business has developed strong expertise in this area, including digital bond ratings and stablecoin stability assessments covering more than 90 percent of stablecoins in circulation.

– **Amplifying Enterprise Capabilities and AI:** We are focused on building upon the great progress made by the Enterprise Data Organization and the Chief Client Office, applying these advancements to areas like technology. Our integrated operating model is designed to remove silos, unlocking growth, innovation, and operating leverage.

In 2025, we created partnerships with leaders in the cloud and LLM ecosystems to enable our clients to access our data through new channels reflecting our flexible distribution philosophy. With over $1 billion invested in AI, including the strategic acquisition of Kensho in 2018, S&P Global has established a strong foundation for launching AI-driven products, enhancements, and boosting internal productivity. The very positive response to AI products like Automated Data Ingestion on iLevel and Document Intelligence on S&P Capital IQ is a prime example of how we are enhancing value for our customers through AI. As we look across the enterprise, we take a balanced approach to managing AI's risks and opportunities with strong governance. Our commitment to AI was recognized by *Fortune*, which ranked S&P Global number 12 on its inaugural AIQ 50 List.

We recognize that our success hinges on moving our people forward and creating the workforce of the future. Customers have consistently affirmed that S&P Global has the best people, a sentiment echoed by leadership. We are deeply committed to empowering our people, providing them with the necessary training, resources, and tools to build essential skills and to advance their careers in an evolving technological landscape.

Looking ahead, we are confident in our growth strategy, firmly rooted in our mission of Advancing Essential Intelligence. We possess a strong record of delivering on financial commitments, having achieved revenue, adjusted margin, and adjusted EPS growth at the upper end of our 2022 targets. As we outlined on Investor Day in 2025, over the next three to five years we expect to continue producing strong, profitable growth.

There's incredible excitement at S&P Global as we Advance Essential Intelligence for the benefit of our people, customers, and shareholders. Our strategy, trusted brands, world-class products, talented team members, and innovative use of technology position us for a great 2026 and beyond. A huge thank you for your ongoing support and interest in all we're doing at S&P Global.

Sincerely,

Martina Cheung
President and Chief Executive Officer

Reconciliation of Non-GAAP Financial Information

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). The following is provided to supplement certain non-GAAP adjusted financial measures discussed in the letter to shareholders and the financial highlights section of this report (IFC-page 5) both as reported (on a GAAP basis) and as adjusted by excluding certain items (Non-GAAP) as explained below. The Company's non-GAAP measures include adjustments that reflect how management views our businesses. The Company believes these non-GAAP financial measures provide useful supplemental information that, in the case of non-GAAP financial measures other than free cash flow, enables investors to better compare the Company's performance across periods, and management also uses these measures internally to assess the operating performance of its business, to assess performance for employee compensation purposes and to decide how to allocate resources. However, investors should not consider any of these non-GAAP measures in isolation from, or as a substitute for, the financial information that the Company reports.

Operating Results - Reported vs. Adjusted

Non-GAAP Financial Information
Twelve months ended December 31, 2025 and 2024
(dollars in millions, except per share amounts)

Adjusted Operating Profit

(unaudited)	2025	2024	% Change
Operating profit	$6,478	$5,580	16%
Non-GAAP adjustments [a]	142	245	
Deal-related amortization	1,109	1,133	
Adjusted operating profit	$7,730	$6,958	11%

Adjusted Net Income attributable to SPGI and Diluted EPS

(unaudited)	**2025**		2024		% Change	
	Net Income attributable to SPGI	**Diluted EPS**	Net Income attributable to SPGI	Diluted EPS	Net Income attributable to SPGI	Diluted EPS
Reported	**$4,471**	**$14.66**	$3,852	$12.35	16%	19%
Non-GAAP adjustments [(a)(b)]	**131**	**0.43**	185	0.59		
Deal-related amortization	**838**	**2.75**	861	2.76		
Adjusted	**$5,441**	**$17.83**	$4,898	$15.70	11%	14%

Note - Totals presented may not sum due to rounding.

Note - Operating profit margin for the Company was 42% and 39% for the twelve months ended December 31, 2025 and 2024, respectively. Adjusted operating profit margin for the Company was 50% and 49% for the twelve months ended December 31, 2025 and 2024, respectively. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue.

(a) The twelve months ended December 31, 2025 include gain on dispositions of $273 million, employee severance charges of $157 million, disposition-related costs of $92 million, acquisition-related costs of $48 million, legal costs of $48 million, Executive Leadership Team transition costs, net of $42 million, lease impairments of $21 million, a statutorily required labor law accrual adjustment of $9 million, legal settlement recovery of $3 million and an asset write-off of $1 million. The twelve months ended December 31, 2024 include employee severance charges of $127 million, IHS Markit merger costs of $133 million, gain on dispositions of $59 million, legal costs of $20 million, disposition-related costs of $9 million, Executive Leadership Team transition costs of $8 million, a statutorily required bonus accrual adjustment of $7 million, lease impairments of $2 million and a net acquisition-related benefit of $1 million.

(b) The twelve months ended December 31, 2025 include a premium amortization benefit of $26 million. The twelve months ended December 31, 2024 include a premium amortization benefit of $26 million and a tax expense of $6 million associated with IHS Markit prior to acquisition.

2025 Financial Performance

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis ("MD&A") provides a narrative of the results of operations and financial condition of S&P Global Inc. (together with its consolidated subsidiaries, "S&P Global," the "Company," "we," "us" or "our") for the years ended December 31, 2025 and 2024, respectively. The MD&A provides information on factors that we believe are important in understanding our results of operations and comparability and certain other factors that may affect our future results. The MD&A should be read in conjunction with the consolidated financial statements and accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2025, which have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

The MD&A includes the following sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Reconciliation of Non-GAAP Financial Information
- Critical Accounting Estimates
- Recently Issued or Adopted Accounting Standards

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See Forward-Looking Statements on page 43-45 of this report.

Overview

We are a global, diversified, and highly differentiated provider of benchmarks, data, analytics and workflow solutions in the global capital, energy and commodity, and automotive markets. The capital markets include asset managers, investment banks, commercial banks, insurance companies, exchanges, trading firms and issuers; the energy and commodity markets include producers, consumers, traders and intermediaries within energy, chemicals, shipping, metals, carbon and agriculture; and the automotive markets include manufacturers, suppliers, dealerships, service shops and customers.

Our operations consist of five businesses: S&P Global Market Intelligence ("Market Intelligence"), S&P Global Ratings ("Ratings"), S&P Global Energy ("Energy"), S&P Global Mobility ("Mobility") and S&P Dow Jones Indices ("Indices").

- Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions.

- Ratings is an independent provider of credit ratings, research and analytics.

- Energy is a leading independent provider of information and benchmark prices for the energy and commodity markets.

- Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (Original Equipment Manufacturers or OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies.

- Indices is a global index provider maintaining a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.

On April 29, 2025, we announced that our Board of Directors decided to pursue a full separation of our Mobility segment, creating a new publicly traded company. The transaction, which would be implemented through the spin-off of shares of the new company to S&P Global shareholders, is expected to be tax-free for U.S. federal income tax purposes for S&P Global shareholders and is expected to be completed mid-2026, subject to the satisfaction of customary legal and regulatory requirements and approvals.

As of May 2, 2023, we completed the sale of S&P Global Engineering Solutions ("Engineering Solutions"), a provider of engineering standards and related technical knowledge, and the results are included through that date. See Note 2 — *Acquisitions and Divestitures* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K for further discussion.

Shareholder Return

During the three years ended December 31, 2025, we have returned approximately $15.1 billion to our shareholders through a combination of share repurchases and our quarterly dividends: we completed share repurchases of approximately $11.6 billion and distributed regular quarterly dividends totaling approximately $3.5 billion. Also, on January 14, 2026, the Board of Directors approved a quarterly common stock dividend of $0.97 per share.

Key Results

(in millions)	Year ended December 31,			% Change[1]	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenue	**$15,336**	$14,208	$12,497	8%	14%
Operating profit [2]	**$6,478**	$5,580	$4,020	16%	39%
% Operating margin	**42%**	39%	32%		
Diluted earnings per share from net income	**$14.66**	$12.35	$8.23	19%	50%

1   % changes in the tables throughout the MD&A are calculated off of the actual number, not the rounded number presented.

2   Operating profit for the year ended December 31, 2025 includes gain on dispositions of $273 million, employee severance charges of $157 million, disposition-related costs of $92 million, acquisition-related costs of $48 million, legal costs of $48 million, Executive Leadership Team transition costs, net of $42 million, lease impairments of $21 million, a statutorily required labor law accrual adjustment of $9 million, legal settlement recovery of $3 million and an asset write-off of $1 million. Operating profit for the year ended December 31, 2024 includes employee severance charges of $127 million, IHS Markit merger costs of $133 million, gain on dispositions of $59 million, legal costs of $20 million, disposition-related costs of $9 million, Executive Leadership Team transition costs of $8 million, a statutorily required bonus accrual adjustment of $7 million, lease impairments of $2 million and a net acquisition-related benefit of $1 million. Operating profit for the year ended December 31, 2023 includes IHS Markit merger costs of $236 million, employee severance charges of $184 million, acquisition-related costs of $77 million, loss on dispositions of $70 million, disposition-related costs of $24 million, lease impairments of $14 million, asset impairments of $9 million and an asset write-off of $1 million. Operating profit also includes amortization of intangibles from acquisitions of $1.1 billion for the years ended December 31, 2025, 2024 and 2023.

2025

Revenue increased 8% driven by increases at all of our reportable segments. The increase at Ratings was driven by growth in both non-transaction and transaction revenue. Non-transaction revenue increased primarily due to an increase in surveillance revenue and an increase in revenue at our Crisil subsidiary. Transaction revenue increased due to higher corporate bond ratings revenue, partially offset by lower bank loan ratings revenue. An increase in structured finance revenue driven by increased collateralized loan obligations ("CLOs") issuance also contributed to transaction revenue growth. The increase at Market Intelligence was primarily due to subscription revenue growth in Data, Analytics & Insights which was favorably impacted by the acquisition of Visible Alpha in May of 2024 and With Intelligence in November of 2025, growth for work flow solutions in Enterprise Solutions and growth in RatingsXpress® and RatingsDirect®, partially offset by the unfavorable impact of the sale of Fincentric in August of 2024. The increase at Indices was primarily due to higher asset-linked fees revenue, higher exchange-traded derivative revenue and higher data subscription revenue. The increase at Energy was primarily due to continued demand for market data and market insights products driven by expanded product offerings to our existing customers under enterprise use contracts, an increase in sales usage-based royalties revenue and an increase in conference revenue driven by increased attendance at CERAWeek in 2025. The increase at Mobility was primarily due to growth within the Dealer and Financial businesses driven by continued new business growth within the Dealer business, strong underwriting volumes and market share growth within the Financial business and the favorable impact of improved contract terms. Foreign exchange rates had a favorable impact of less than 1 percentage point.

Operating profit increased 16%. Excluding the impact of a higher gain on dispositions in 2025 of 8 percentage points, higher IHS Markit merger costs in 2024 of 5 percentage points and higher amortization of intangibles from acquisitions in 2024 of 1 percentage point, partially offset by higher disposition-related costs in 2025 of 3 percentage points, acquisition-related costs in 2025 compared to a net acquisition-related benefit in 2024 of 2 percentage points, higher employee severance charges in 2025 of 1 percentage point, and higher lease impairments in 2025 of 1 percentage point, higher Executive Leadership Team costs in 2025 of 1 percentage point and higher legal costs in 2025 of 1 percentage point, operating profit increased 11%. The increase was primarily due to revenue growth and decreased incentives, partially offset by higher compensation costs driven by annual merit increases and additional headcount, and investments in strategic initiatives. Foreign exchange rates had a favorable impact of less than 1 percentage point.

2024

Revenue increased 14% driven by increases at all of our reportable segments, partially offset by a decrease at Engineering Solutions due to its sale on May 2, 2023. The increase at Ratings was driven by growth in both transaction and non-transaction revenue. Transaction revenue increased primarily due to growth in corporate bond ratings revenue and bank loan ratings revenue driven by increased issuance volumes due to higher refinancing activity. Non-transaction revenue increased due to an increase in surveillance revenue and an increase in new entity credit ratings revenue. The increase at Market Intelligence was primarily due to subscription revenue growth in Data, Analytics & Insights, growth for work flow solutions at Enterprise Solutions and growth in RatingsXpress®, RatingsDirect® and Credit Analytics. Revenue growth at Energy was primarily due to continued demand for market data and market insights products. The increase at Indices was primarily due to higher asset-linked fees revenue, higher over-the-counter derivatives revenue, higher exchange-traded derivative revenue and higher data subscription revenue. The increase at Mobility was primarily due to new business growth within the Dealer business and strong underwriting volumes within the Financial business. Revenue at Market Intelligence was favorably impacted by the acquisition of Visible Alpha in May of 2024 and unfavorably impacted by the divestitures of Fincentric and the PrimeOne business in August of 2024 and November of 2024, respectively. Revenue at Energy was favorably impacted by the acquisition of World Hydrogen Leaders in May of 2024. Revenue at Mobility was favorably impacted by the acquisition of Market Scan in February of 2023. Foreign exchange rates had a favorable impact of less than 1 percentage point.

Operating profit increased 39%. Excluding the impact of a gain on dispositions in 2024 compared to a loss on dispositions, net in 2023 of 7 percentage points, higher IHS Markit merger costs in 2023 of 5 percentage points, a net acquisition-related benefit in 2024 compared to acquisition-related costs in 2023 of 4 percentage points, higher employee severance charges in 2023 of 3 percentage points, higher disposition-related costs in 2023 of 1 percentage point and higher lease impairments in 2023 of 1 percentage point, partially offset by higher amortization of intangibles from acquisitions in 2024 of 2 percentage points and legal costs in 2024 of 1 percentage point, operating profit increased 21%. The increase was primarily due to revenue growth, partially offset by increased incentives as a result of financial performance, higher compensation costs driven by annual merit increases and investments in strategic initiatives, and higher technology costs. Foreign exchange rates had a favorable impact of 1 percentage point.

Our Strategy

We are a global, diversified, and highly differentiated provider of benchmarks, data, analytics and workflow solutions in the global capital, energy and commodity, and automotive markets. Our mission is Advancing Essential Intelligence.

Our industry-leading benchmarks, differentiated data, and solutions provide a unique value proposition that provide customers with the ability to make more confident decisions and stay a step ahead. Our strategy focuses on three key objectives: to Advance market leadership, Expand high-growth adjacencies, and Amplify enterprise capabilities and integration of AI. In 2026, we are focused on delivering on these key strategic priorities.

Advance Market Leadership

– Delivering market-leading value proposition through best-in-class products, including world-class benchmarks and highly differentiated data, that are transforming the user experience, accelerating innovation, and optimizing go-to-market to enhance client retention and growth; and

– Expanding trusted, enduring client relationships through differentiated products and best-in-class client experiences that meet clients' evolving needs.

Expand High-Growth Adjacencies

– Accelerating in high-growth adjacencies such as private markets, energy expansion, supply chain intelligence, wealth, and decentralized finance, alongside leading-edge AI and technology, such as blockchain and quantum computing.

Amplify Enterprise Capabilities and AI

– Enabling growth, innovation, and operating leverage through our integrated operating model that removes siloes across enterprise data, enterprise technology, and client coverage teams;

– Driving cutting-edge innovation, in line with client expectations, by integrating and scaling new technology and AI into our products and our operations, and leveraging strategic collaborations and new potential commercial models;

– Enhancing our data estate by continuing to add differentiated data sets at scale, thereby enabling new revenue, efficiency, and time-to-market;

– Leveraging technology, process and skills innovation to empower our people, enhance productivity, and deliver enterprise impact via a people-forward culture, skills focus, people + AI process redesign, and aligned incentives; and

– Continually improving our ongoing commitment to risk management.

We believe that delivering on our key strategic priorities will create shareholder value through long-term profitable growth and we expect to continue to deliver targeted capital return to shareholders.

There can be no assurance that we will achieve success in implementing any one or more of these strategies as a variety of factors could unfavorably impact operating results, including prolonged difficulties in the global credit markets and a change in the regulatory environment affecting our businesses. See Item 1A, *Risk Factors* in our Annual Report on Form 10-K.

Further projections and discussion on our 2026 outlook for our segments can be found within " – Results of Operations".

Results of Operations

CONSOLIDATED REVIEW

	Year ended December 31,			% Change	
(in millions)	**2025**	2024	2023	’25 vs ’24	’24 vs ’23
Revenue	**$15,336**	$14,208	$12,497	8%	14%
Expenses:					
Operating-related expenses	**4,563**	4,361	4,141	5%	5%
Selling and general expenses	**3,417**	3,196	3,159	7%	1%
Depreciation and amortization	**1,179**	1,173	1,143	1%	3%
Total expenses	**9,159**	8,730	8,443	5%	3%
(Gain) loss on dispositions, net	**(273)**	(59)	70	N/M	N/M
Equity in Income on Unconsolidated Subsidiaries	**(28)**	(43)	(36)	(35)%	20%
Operating profit	**6,478**	5,580	4,020	16%	39%
Other (income) expense, net	**(36)**	(25)	15	(45)%	N/M
Interest expense, net	**287**	297	334	(3)%	(11)%
Provision for taxes on income	**1,407**	1,141	778	23%	47%
Net income	**4,820**	4,167	2,893	16%	44%
Less: net income attributable to noncontrolling interests	**(349)**	(315)	(267)	(11)%	(18)%
Net income attributable to S&P Global Inc.	**$4,471**	$3,852	$2,626	16%	47%

N/M- Represents a change equal to or in excess of 100% or not meaningful

Revenue

	Year ended December 31,			% Change	
(in millions)	**2025**	2024	2023	’25 vs ’24	’24 vs ’23
Revenue	**$15,336**	$14,208	$12,497	8%	14%
Subscription revenue	**7,865**	7,346	6,963	7%	5%
Non-subscription / transaction revenue	**3,144**	2,986	2,093	5%	43%
Non-transaction revenue	**2,054**	1,858	1,730	11%	7%
Asset-linked fees	**1,206**	1,046	859	15%	22%
Sales usage-based royalties	**444**	393	348	13%	13%
Recurring variable	**623**	579	504	8%	15%
% of total revenue:					
Subscription revenue	**51%**	52%	55%		
Non-subscription / transaction revenue	**21%**	21%	17%		
Non-transaction revenue	**13%**	13%	14%		
Asset-linked fees	**8%**	7%	7%		
Sales usage-based royalties	**3%**	3%	3%		
Recurring variable	**4%**	4%	4%		
U.S. revenue	**$9,322**	$8,640	$7,542	8%	15%
International revenue:					
European region	**3,531**	3,256	2,822	8%	15%
Asia	**1,640**	1,491	1,375	10%	8%
Rest of the world	**843**	821	758	3%	8%
Total international revenue	**$6,014**	$5,568	$4,955	8%	12%
% of total revenue:					
U.S. revenue	**61%**	61%	60%		
International revenue	**39%**	39%	40%		

2025 Revenue by Type



Non-Transaction
13%

Asset-linked fees
8%

Non-subscription/
transaction
21%

Sales usage-based
royalties
3%

Recurring variable
4%

Subscription
51%

2025 Revenue by Geographic Area



European Region
23%

Asia
11%

Rest of the
World
5%

U.S.
61%

2025

Revenue increased 8% as compared to 2024. Subscription revenue increased in 2025 primarily due to growth in Data, Analytics & Insights, growth for work flow solutions in Enterprise Solutions and growth in RatingsXpress®, RatingsDirect®, partially offset by the unfavorable impact of the sale of Fincentric in August of 2024 at Market Intelligence; continued demand for Energy market data and market insights products; new business growth within the Dealer business, strong underwriting volumes and market share growth within the Financial business, and the favorable impact of improved contract terms at Mobility; and higher data subscription revenue at Indices. Non-subscription / transaction revenue increased driven by growth in corporate bond ratings revenue and structured finance revenue at Ratings. Non-transaction revenue increased primarily due to an increase in surveillance revenue and an increase in revenue at our Crisil subsidiary at Ratings. Asset linked fees increased at Indices primarily due to higher levels of assets under management for ETFs and mutual funds. The increase in sales-usage based royalties was driven by higher exchange-traded derivative revenue at Indices and the licensing of our proprietary market data to commodity exchanges at Energy. Recurring variable revenue at Market Intelligence increased due to increased volumes. See "Segment Review" below for further information.

The favorable impact of foreign exchange rates increased revenue by less than 1 percentage point. This impact refers to constant currency comparisons estimated by recalculating current year results of foreign operations using the average exchange rate from the prior year.

2024

Revenue increased 14% as compared to 2023. Subscription revenue increased in 2024 primarily due to growth in Data, Analytics & Insights, growth for work flow solutions at Enterprise Solutions and growth in RatingsXpress®, RatingsDirect® and Credit Analytics, continued demand for Energy market data and market insights products and new business growth within the Dealer business and strong underwriting volumes within the Financial business at Mobility, partially offset by a decrease at Engineering Solutions due to its sale on May 2, 2023. Non-subscription / transaction revenue increased primarily due to growth in corporate bond ratings revenue and bank loan ratings revenue driven by increased issuance volumes due to higher refinancing activity. Non-transaction revenue increased due to an increase in surveillance revenue and an increase in new entity credit ratings revenue. Asset linked fees increased at Indices primarily due to higher levels of assets under management for ETFs and mutual funds and higher over-the-counter derivatives revenue. The increase in sales-usage based royalties was driven by higher exchange-traded derivative revenue at Indices and the licensing of our proprietary market data to commodity exchanges at Energy. Recurring variable revenue at Market Intelligence increased due to increased volumes. Revenue at Market Intelligence was favorably impacted by the acquisition of Visible Alpha in May of 2024 and unfavorably impacted by the divestitures of Fincentric and the PrimeOne business in August of 2024 and November of 2024, respectively. Revenue at Energy was favorably impacted by the acquisition of World Hydrogen Leaders in May of 2024. Revenue at Mobility was favorably impacted by the acquisition of Market Scan in February of 2023. See "Segment Review" below for further information.

The favorable impact of foreign exchange rates increased revenue by less than 1 percentage point. This impact refers to constant currency comparisons estimated by recalculating current year results of foreign operations using the average exchange rate from the prior year.

Total Expenses

The following tables provide an analysis by segment of our operating-related expenses and selling and general expenses for the years ended December 31, 2025 and 2024:

(in millions)	2025		2024		% Change	
	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses
Market Intelligence [1]	$2,082	$1,215	$2,016	$1,186	3%	2%
Ratings [2]	1,072	607	1,033	593	4%	2%
Energy [3]	735	483	701	459	5%	5%
Mobility [4]	530	519	487	493	9%	5%
Indices [5]	271	265	245	237	10%	12%
Intersegment eliminations [6]	(200)	—	(186)	—	8%	N/M
Total segments	4,490	3,089	4,296	2,968	5%	4%
Corporate Unallocated expense [7]	73	328	65	228	12%	44%
	$4,563	$3,417	$4,361	$3,196	5%	7%

N/M - Represents a change equal to or in excess of 100% or not meaningful

1   In 2025, selling and general expenses include employee severance charges of $56 million, acquisition-related costs of $21 million, disposition-related costs of $10 million, Executive Leadership Team transition costs of $5 million and a statutorily required labor law accrual adjustment of $3 million. In 2024, selling and general expenses include employee severance charges of $77 million, IHS Markit merger costs of $36 million, a net acquisition-related benefit of $12 million and Executive Leadership Team transition costs of $3 million.

2   In 2025, selling and general expenses include legal costs of $42 million and employee severance charges of $17 million. In 2024, selling and general expenses include legal costs of $20 million, a statutorily required bonus accrual adjustment of $6 million and employee severance charges of $5 million.

3   In 2025, selling and general expenses include employee severance charges of $19 million and a statutorily required labor law accrual adjustment of $1 million. In 2024, selling and general expenses include IHS Markit merger costs of $14 million, employee severance charges of $13 million, asset write-offs of $1 million and disposition-related costs of $1 million.

4   In 2025, selling and general expenses include employee severance charges of $15 million, disposition-related costs of $7 million, Executive Leadership Team transition benefit of $4 million and a legal settlement recovery of $3 million. In 2024, selling and general expenses include employee severance charges of $7 million, IHS Markit merger costs of $4 million, acquisition-related costs of $2 million and a liability write-off of $1 million.

5   In 2025, selling and general expenses include employee severance charges of $4 million and acquisition-related costs of $1 million. In 2024, selling and general expenses include IHS Markit merger costs of $4 million and employee severance charges of $1 million.

6   Intersegment eliminations primarily relate to a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

7   In 2025, selling and general expenses include disposition-related costs of $74 million, acquisition-related costs of $25 million, employee severance charges of $47 million, Executive Leadership Team transition costs of $41 million, lease impairments of $21 million, legal costs of $6 million, a statutorily required labor law accrual adjustment of $5 million and an asset write-off of $1 million. In 2024, selling and general expenses include IHS Markit merger costs of $75 million, employee severance charges of $24 million, acquisition-related costs of $8 million, disposition-related costs of $8 million, Executive Leadership Team transition costs of $5 million, lease impairments of $1 million and an asset write-off of $1 million.

Operating-Related Expenses

Operating-related expenses increased 5% as compared to 2024, primarily driven by higher compensation costs and higher technology costs, partially offset by a decrease in incentives and outside services expenses.

Intersegment eliminations primarily relate to a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

Selling and General Expenses

Selling and general expenses increased 7%. Excluding the impact of higher IHS Markit merger costs in 2024 of 4 percentage points, partially offset by higher disposition-related costs in 2025 of 2 percentage points, higher acquisition-related costs in 2025 of 1 percentage point, higher employee severance charges in 2025 of 1 percentage point, higher Executive Leadership Team transition costs in 2025 of 1 percentage point, higher lease impairment charges in 2025 of 1 percentage point and higher legal costs in 2025 of 1 percentage point, selling and general expenses increased 4%. The increase was primarily driven by higher compensation costs, partially offset by a decreased incentive costs.

Depreciation and Amortization

Depreciation and amortization was $1,179 million in 2025 compared to $1,173 million in 2024, primarily due to an increase in depreciation due to new asset purchases and higher intangible asset amortization driven by the acquisitions of Visible Alpha in May of 2024 and With Intelligence in November of 2025, partially offset by assets being fully amortized at Market Intelligence.

The following tables provide an analysis by segment of our operating-related expenses and selling and general expenses for the years ended December 31, 2024 and 2023:

(in millions)	2024		2023		% Change	
	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses
Market Intelligence [1]	$2,016	$1,186	$1,946	$1,165	4%	2%
Ratings [2]	1,033	593	963	468	7%	27%
Energy [3]	701	459	644	461	9%	—%
Mobility [4]	487	493	408	502	19%	(2)%
Indices [5]	245	237	221	219	11%	8%
Engineering Solutions	—	—	85	27	N/M	N/M
Intersegment eliminations [6]	(186)	—	(177)	—	5%	N/M
Total segments	4,296	2,968	4,090	2,842	5%	4%
Corporate Unallocated expense [7]	65	228	51	317	27%	(28)%
	$4,361	$3,196	$4,141	$3,159	5%	1%

N/M - Represents a change equal to or in excess of 100% or not meaningful

1   In 2024, selling and general expenses include employee severance charges of $77 million, IHS Markit merger costs of $36 million, a net acquisition-related benefit of $12 million and Executive Leadership Team transition costs of $3 million. In 2023, selling and general expenses include employee severance charges of $90 million, acquisition-related costs of $69 million, IHS Markit merger costs of $49 million, an asset impairment of $5 million and an asset write-off of $1 million.

2   In 2024, selling and general expenses include legal costs of $20 million, a statutorily required bonus accrual adjustment of $6 million and employee severance charges of $5 million. In 2023, selling and general expenses include employee severance charges of $10 million and an asset impairment of $1 million.

3   In 2024, selling and general expenses include IHS Markit merger costs of $14 million, employee severance charges of $13 million, asset write-offs of $1 million and disposition-related costs of $1 million. In 2023, selling and general expenses include IHS Markit merger costs of $35 million, employee severance charges of $26 million and acquisition-related costs of $2 million.

4   In 2024, selling and general expenses include employee severance charges of $7 million, IHS Markit merger costs of $4 million, acquisition-related costs of $2 million and a liability write-off of $1 million. In 2023, selling and general expenses include employee severance charges of $9 million, IHS Markit merger costs of $3 million and acquisition-related costs of $2 million.

5   In 2024, selling and general expenses include IHS Markit merger costs of $4 million and employee severance charges of $1 million. In 2023, selling and general expenses include employee severance charges of $5 million and IHS Markit merger costs of $4 million.

6   Intersegment eliminations primarily relate to a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

7   In 2024, selling and general expenses include IHS Markit merger costs of $75 million, employee severance charges of $24 million, acquisition-related costs of $8 million, disposition-related costs of $8 million, Executive Leadership Team transition costs of $5 million, lease impairments of $1 million and an asset write-off of $1 million. In 2023, selling and general expenses include IHS Markit merger costs of $147 million, employee severance charges of $43 million, disposition-related costs of $24 million, lease impairments of $14 million and acquisition-related costs of $4 million.

Operating-Related Expenses

Operating-related expenses increased 5% as compared to 2023, primarily driven by higher compensation costs, increased incentives and higher technology costs, partially offset by a decrease at Engineering Solutions due to its sale on May 2, 2023.

Intersegment eliminations primarily relate to a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

Selling and General Expenses

Selling and general expenses increased 1% as compared to 2023. Excluding the impact of higher IHS Markit merger costs in 2023 of 4 percentage points, higher acquisition-related costs in 2023 of 3 percentage points, higher employee severance charges in 2023 of 3 percentage points and higher disposition-related costs in 2023 of 1 percentage point, partially offset by legal costs in 2024 of 1 percentage point, selling and general expenses

increased 11%. The increase was primarily driven by increased incentives and higher compensation costs, partially offset by a decrease at Engineering Solutions due to its sale on May 2, 2023.

Depreciation and Amortization

Depreciation and amortization was $1,173 million in 2024 compared to $1,143 million in 2023, primarily due to higher intangible asset amortization driven by the acquisition of Visible Alpha in May of 2024.

(Gain) Loss on Dispositions, net

During the year ended December 31, 2025, we recorded a pre-tax gain of $273 million related to the following dispositions, which was included in (Gain) loss on dispositions, net in the consolidated statement of income:

– In October of 2025, we recorded a pre-tax gain of $270 million ($187 million after-tax) in (Gain) loss on dispositions, net in the consolidated statements of income related to the sale of the OSTTRA, including the impact of accumulated other comprehensive income related to our investment.

– In May of 2025, we recorded a pre-tax gain of $3 million ($2 million after-tax) in (Gain) loss on dispositions, net in the consolidated statements of income related to the sale of the Fincentric in August of 2024 in our Market Intelligence segment.

During the year ended December 31, 2024, we completed the following dispositions that resulted in a pre-tax gain of $59 million, which was included in (Gain) loss on dispositions, net in the consolidated statement of income:

– In November of 2024, we recorded a pre-tax gain of $38 million ($27 million after-tax) in (Gain) loss on dispositions, net in the consolidated statements of income related to the sale of the PrimeOne business in our Market Intelligence segment.

– In August of 2024, we recorded a pre-tax gain of $21 million ($12 million after-tax) in (Gain) loss on dispositions, net in the consolidated statements of income related to the sale of Fincentric in our Market Intelligence segment.

During the year ended December 31, 2023, we completed the following disposition and received the following contingent payment that resulted in a pre-tax loss of $70 million, which was included in (Gain) loss on dispositions, net in the consolidated statement of income:

– During the year ended December 31, 2023, we recorded a pre-tax loss of $120 million in (Gain) loss on disposition, net and disposition-related costs of $16 million in selling and general expenses in the consolidated statements of income ($182 million after-tax, net of a release of a deferred tax liability of $157 million) related to the sale of Engineering Solutions.

– In the first quarter of 2023, we received a contingent payment following the sale of Leveraged Commentary and Data ("LCD") along with a related family of leveraged loan indices in June of 2022. The contingent payment was payable six months following the closing upon the achievement of certain conditions related to the transition of LCD customer relationships. During the year ended December 31, 2023, the contingent payment resulted in a pre-tax gain of $46 million ($34 million after-tax) related to the sale of LCD in our Market Intelligence segment and $4 million ($3 million after-tax) related to the sale of a family of leveraged loan indices in our Indices segment.

Operating Profit

We consider operating profit to be an important measure for evaluating our operating performance and we evaluate operating profit for each of the reportable business segments in which we operate.

We internally manage our operations by reference to operating profit with economic resources allocated primarily based on each segment's contribution to operating profit. Segment operating profit is defined as operating profit before Corporate Unallocated expense and Equity in Income on Unconsolidated Subsidiaries.

The table below reconciles segment operating profit to total operating profit:

(in millions)	Year ended December 31,			% Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Market Intelligence [1]	**$991**	$875	$714	13%	22%
Ratings [2]	**3,013**	2,707	1,864	11%	45%
Energy [3]	**943**	845	704	12%	20%
Mobility [4]	**378**	312	260	21%	20%
Indices [5]	**1,271**	1,103	925	15%	19%
Engineering Solutions [6]	**—**	—	19	N/M	N/M
Total segment operating profit	**6,596**	5,842	4,486	13%	30%
Corporate Unallocated expense [7]	**(146)**	(305)	(502)	52%	39%
Equity in Income on Unconsolidated Subsidiaries [8]	**28**	43	36	(35)%	20%
Total operating profit	**$6,478**	$5,580	$4,020	16%	39%

N/M - Represents a change equal to or in excess of 100% or not meaningful

1. 2025 includes employee severance charges of $56 million, acquisition-related costs of $21 million, disposition-related costs of $10 million, Executive Leadership Team transition costs of $5 million, a statutorily required labor law accrual adjustment of $3 million and a gain on disposition of $3 million. 2024 includes employee severance charges of $77 million, gain on dispositions of $59 million, IHS Markit merger costs of $36 million, a net acquisition-related benefit of $12 million and Executive Leadership Team transition costs of $3 million. 2023 includes employee severance charges of $90 million, acquisition-related costs of $69 million, IHS Markit merger costs of $49 million, a gain on disposition of $46 million, an asset impairment of $5 million and an asset write-off of $1 million. 2025, 2024 and 2023 include amortization of intangibles from acquisitions of $588 million, $591 million and $561 million, respectively.

2. 2025 includes legal costs of $42 million and employee severance charges of $17 million. 2024 includes legal costs of $20 million, a statutorily required bonus accrual adjustment of $6 million and employee severance charges of $5 million. 2023 includes employee severance charges of $10 million and an asset impairment of $1 million. 2025, 2024 and 2023 include amortization of intangibles from acquisitions of $6 million, $14 million and $8 million, respectively.

3. 2025 includes employee severance charges of $19 million and a statutorily required labor law accrual adjustment of $1 million. 2024 includes IHS Markit merger costs of $14 million, employee severance charges of $13 million, asset write-offs of $1 million and disposition-related costs of $1 million. 2023 includes IHS Markit merger costs of $35 million, employee severance charges of $26 million and acquisition-related costs of $2 million. 2025, 2024 and 2023 include amortization of intangibles from acquisitions of $130 million, $130 million and $131 million, respectively.

4. 2025 includes employee severance charges of $15 million, disposition-related costs of $7 million, Executive Leadership Team transition benefit of $4 million and a legal settlement recovery of $3 million. 2024 includes employee severance charges of $7 million, IHS Markit merger costs of $4 million, acquisition-related costs of $2 million and a liability write-off of $1 million. 2023 includes employee severance charges of $9 million, IHS Markit merger costs of $3 million and acquisition-related costs of $2 million. 2025, 2024 and 2023 include amortization of intangibles from acquisitions of $303 million, $303 million and $301 million, respectively.

5. 2025 includes employee severance charges of $4 million and acquisition-related costs of $1 million. 2024 includes IHS Markit merger costs of $4 million, a loss on disposition of $1 million and employee severance charges of $1 million. 2023 includes employee severance charges of $5 million, a gain on disposition of $4 million and IHS Markit merger costs of $4 million. 2025, 2024 and 2023 include amortization of intangibles from acquisitions of $37 million, $36 million and $36 million, respectively.

6. 2023 includes amortization of intangibles from acquisitions of $1 million.

7. 2025 includes a gain on disposition of $270 million, disposition-related costs of $74 million, acquisition-related costs of $25 million, employee severance charges of $47 million, Executive Leadership Team transition costs of $41 million, lease impairments of $21 million, legal costs of $6 million, a statutorily required labor law accrual adjustment of $5 million and an asset write-off of $1 million. 2024 includes IHS Markit merger costs of $75 million, employee severance charges of $24 million, acquisition-related costs of $8 million, disposition-related costs of $8 million, Executive Leadership Team transition costs of $5 million, gain on disposition of $2 million, lease impairments of $1 million and an asset write-off of $1 million. 2023 includes IHS Markit merger costs of $147 million, a loss on disposition of $120 million, employee severance charges of $43 million, disposition-related costs of $24 million, lease impairments of $14 million and acquisition-related costs of $4 million. 2025, 2024 and 2023 include amortization of intangibles from acquisitions of $4 million, $3 million and $3 million, respectively.

8. 2023 includes an asset impairment of $2 million. 2025, 2024 and 2023 include amortization of intangibles from acquisitions of $41 million, $56 million and $56 million, respectively.

2025

Segment Operating Profit — Segment operating profit increased 13% as compared to 2024. Excluding the impact of a higher gain on dispositions in 2024 of 1 percentage point and higher acquisition-related costs in 2025 of 1 percentage point, partially offset by IHS Markit merger costs in 2024 of 1 percentage point, segment operating profit increased 12%. The increase was primarily due to revenue growth and decreased incentive costs, partially offset by higher compensation costs driven by annual merit increases and additional headcount, and investments in strategic initiatives. See "Segment Review" below for further information.

Corporate Unallocated Expense — Corporate Unallocated expense includes costs for corporate functions, select initiatives, unoccupied office space and Kensho, included in selling and general expenses. Corporate Unallocated expense decreased 52% compared to 2024. Excluding the impact of higher disposition-related costs in 2025 of 17 percentage points, higher acquisition-related costs in 2025 of 5 percentage points, Executive Leadership Team transition costs in 2025 of 10 percentage points, lease impairments in 2025 of 5 percentage points, employee severance changes in 2025 of 6 percentage points, legal costs in 2025 of 2 percentage points and a statutorily required labor law accrual adjustment in 2025 of 1 percentage points, partially offset by IHS merger costs in 2024 of 20 percentage points and a higher gain on dispositions in 2025 of 72 percentage points, Corporate Unallocated expense increased 6% primarily due to higher compensation costs in 2025.

Equity in Income on Unconsolidated Subsidiaries — The Company held an investment in a 50/50 joint venture arrangement with shared control with CME Group that combined each company's post-trade services into a joint venture, OSTTRA. The joint venture provided trade processing and risk mitigation operations and incorporated CME Group's optimization businesses (Traiana, TriOptima, and Reset) and the Company's MarkitSERV business. The combination was intended to increase operating efficiencies of both businesses to more effectively service clients with enhanced platforms and services for OTC markets across interest rate, FX, equity, and credit asset classes. Equity in Income on Unconsolidated Subsidiaries includes the OSTTRA joint venture acquired in connection with the merger with IHS Markit. Equity in Income on Unconsolidated Subsidiaries was $28 million for the year ended December 31, 2025 and $43 million for the year ended December 31, 2024.

On October 10, 2025, the Company and CME Group completed the sale of OSTTRA to Kohlberg Kravis Roberts & Co. ("KKR"), a leading global investment firm. The terms of the deal for OSTTRA equaled total enterprise value at $3.1 billion, subject to customary purchase price adjustments, which will be divided evenly between the Company and CME Group pursuant to the 50/50 joint venture. We received proceeds from the sale of $1.5 billion in cash ($1.4 billion after-tax), subject to purchase price adjustments. During the year ended December 31, 2025, we recorded a pre-tax gain of $270 million ($187 million after-tax) for the Company, including the impact of accumulated other comprehensive income related to our investment.

Foreign exchange rates had a favorable impact on operating profit of less than 1 percentage point. This impact refers to

currency comparisons and the remeasurement of monetary assets and liabilities. Currency impacts are estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year. Remeasurement impacts are based on the variance between current-year and prior-year foreign exchange rate fluctuations on assets and liabilities denominated in currencies other than the individual business's functional currency.

2024

Segment Operating Profit — Segment operating profit increased 30% as compared to 2023. Excluding the impact of a net acquisition-related benefit in 2024 compared to acquisition-related costs in 2023 of 7 percentage points, higher employee severance costs in 2023 of 3 percentage points, higher IHS Markit merger costs in 2023 of 3 percentage points, a higher gain on dispositions in 2024 of 1 percentage point, partially offset by higher amortization of intangibles from acquisitions in 2024 of 3 percentage points, legal costs in 2024 of 2 percentage points and a statutorily required bonus accrual adjustment in 2024 of 1 percentage point, segment operating profit increased 22%. The increase was primarily due to revenue growth, partially offset by increased incentives as a result of financial performance, higher compensation costs driven by annual merit increases and higher technology costs. See "Segment Review" below for further information.

Corporate Unallocated Expense — Corporate Unallocated expense includes costs for corporate functions, select initiatives, unoccupied office space and Kensho, included in selling and general expenses. Corporate Unallocated expense decreased 39% compared to 2023. Excluding the impact of a loss on disposition in 2023 of 8 percentage points, higher IHS Markit merger costs in 2023 of 5 percentage points, higher employee severance costs in 2023 of 1 percentage point, higher lease impairments in 2023 of 1 percentage point and higher disposition-related costs in 2023 of 1 percentage point, Corporate Unallocated expense increased 23% primarily due to higher incentives and compensation costs.

Equity in Income on Unconsolidated Subsidiaries — The Company held an investment in a 50/50 joint venture arrangement with shared control with CME Group that combined each of the company's post-trade services into a new joint venture, OSTTRA. The joint venture provides trade processing and risk mitigation operations and incorporates CME Group's optimization businesses (Traiana, TriOptima, and Reset) and the Company's MarkitSERV business. The combination was intended to increase operating efficiencies of both the company's business to more effectively service clients with enhanced platforms and services for OTC markets across interest rate, FX, equity, and credit asset classes. Equity in Income on Unconsolidated Subsidiaries includes the OSTTRA joint venture acquired in connection with the merger with IHS Markit. Equity in Income on Unconsolidated Subsidiaries was $43 million for the year ended December 31, 2024 and $36 million for the year ended December 31, 2023.

Foreign exchange rates had a favorable impact on operating profit of 1 percentage point. This impact refers to currency comparisons and the remeasurement of monetary assets and liabilities. Currency impacts are estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year. Remeasurement impacts are based on the variance between current-year and prior-year foreign exchange rate fluctuations on assets and liabilities denominated in currencies other than the individual businesses functional currency.

Other (Income) Expense, net

Other (income) expense, net primarily includes the net periodic benefit cost for our retirement and post retirement plans. Other income, net for 2025 was $36 million, other income, net in 2024 was $25 million and other expense, net for 2023 was $15 million. During 2023, lump sum withdrawals exceeded the combined total anticipated annual service and interest cost of our U.S. retirement plan, triggering the recognition of a non-cash pre-tax settlement charge of $23 million. Excluding amortization of intangibles from acquisitions in 2024 of $6 million, and a pre-tax settlement charge in 2023, other (income) expense, net was $36 million, $31 million and $9 million for 2025, 2024 and 2023, respectively. The increase in other income, net in 2025 compared to 2024 was primarily due to gains on our mark-to-market investments in 2025. The increase in other (income) expense, net in 2024 compared to 2023 was primarily due to an increase in net periodic benefit cost in 2024 and gains on our mark-to-market investments in 2024 compared to losses in 2023.

Interest Expense, net

Interest expense, net decreased $10 million to $287 million in 2025 compared to 2024 primarily due to higher interest income from invested cash. Interest expense, net decreased $37 million in 2024 compared to 2023 primarily due to a benefit from our net investment hedge program, reduced expense related to commercial paper borrowings in 2024 and higher interest income from invested cash. See Note 5 - *Debt* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K for further discussion.

Provision for Income Taxes

Our effective tax rate was 22.6%, 21.5% and 21.2% for 2025, 2024 and 2023, respectively. Fluctuation in tax rates by year is primarily due to tax charge on divestitures and change in mix of income by jurisdiction.

The Organization for Economic Co-operation and Development ("OECD") introduced an international tax framework under Pillar Two that provides for a global minimum tax of 15%, which is implemented through local legislation in participating jurisdictions. The effects of Pillar Two taxes enacted in jurisdictions in which we operate have been reflected in our results and did not have a material impact on our consolidated financial statements.

On January 5, 2026, the OECD issued administrative guidance outlining a framework under which U.S.-parented groups may be excluded from the application of the OECD's global minimum tax rules. Each member jurisdiction will need to adopt this guidance into local law, and the timing and manner of adoption may vary. We are continuing to monitor developments related to this guidance and will evaluate the impact on our financial statements as additional information becomes available.

Segment Review

MARKET INTELLIGENCE

Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions. Market Intelligence's portfolio of capabilities are designed to help trading and investment professionals, government agencies, corporations and universities track performance, generate alpha, identify investment ideas, understand competitive and industry dynamics, perform valuations and manage credit risk.

On January 12, 2026, we completed the sale of the Enterprise Data Management and thinkFolio businesses within our Market Intelligence segment to Symphony Technology Group ("STG"), a private equity firm focused on building and scaling market-leading software, data and analytics companies. The transaction is not expected to have a material impact to our consolidated financials statements.

On November 25, 2025, we completed the acquisition of With Intelligence from Motive Partners for $1.8 billion. The acquisition is part of our Market Intelligence segment. Combining With Intelligence's proprietary data, benchmarks and workflow solutions with S&P Global's trusted expertise and brand in private markets intelligence and analytics, the company creates one of the most comprehensive data offerings for alternatives and private markets participants. The acquisition of With Intelligence is not material to our consolidated financial statements.

On November 10, 2025, we completed the acquisition of the Automatic Identification System (AIS) data services business of ORBCOMM Inc. The AIS business is a leading provider of satellite data services used to track and monitor vessels, enhancing maritime visibility and delivering critical insights that support business intelligence and decision-making for government and commercial clients worldwide. This acquisition is part of our Market Intelligence segment. The acquisition of AIS is not material to our consolidated financial statements.

On June 6, 2025, we completed the acquisition of TeraHelix, a privately held financial technology firm. TeraHelix helps solve complex, enterprise-scale data challenges by providing frameworks that structure data models for smooth interoperability across platforms, systems and storage architectures. This acquisition is part of our Market Intelligence segment and strengthens our customer-centric approach to data, technology, and AI by meaningfully enhancing the ability to link datasets across classes and platforms. The acquisition of TeraHelix is not material to our consolidated financial statements.

On December 31, 2024, we completed the acquisition of ProntoNLP, a leading provider of generative artificial intelligence tooling, allowing users to derive differentiated insights from unstructured and structured data. The acquisition is part of our Market Intelligence segment and its intellectual property is expected to power broader enterprise-wide applications. ProntoNLP's proprietary models and LLM-based signal tools will bolster S&P Global's textual data analytics capabilities. The acquisition of ProntoNLP is not material to our consolidated financial statements.

On November 1, 2024, we completed the sale of the PrimeOne business, our outsourced technology platform servicing the global prime finance business. During the year ended December 31, 2024, we recorded a pre-tax gain of $38 million ($27 million after-tax) in (Gain) loss on dispositions, net in the consolidated statement of income related to the sale of PrimeOne in our Market Intelligence segment.

On August 15, 2024, we completed the sale of Fincentric, formerly known as Markit Digital. This sale followed our announced intent to explore strategic opportunities for Fincentric in February of 2024. Fincentric was S&P Global's premier digital solutions provider focused on developing mobile applications and websites for retail brokerages and other financial institutions. Fincentric specializes in designing cutting-edge financial data visualizations, interfaces and investor experiences. Fincentric was acquired by S&P Global through the merger with IHS Markit and was part of our Market Intelligence segment. During the year ended December 31, 2025, we recorded a pre-tax gain of $3 million ($2 million after-tax) in (Gain) loss on dispositions, net in the consolidated statement of income related to the sale of Fincentic in August of 2024. During the year ended December 31, 2024, we recorded a pre-tax gain of $21 million ($12 million after-tax) in (Gain) loss on dispositions, net in the consolidated statement of income related to the sale of Fincentric in our Market Intelligence segment.

On May 1, 2024, we completed the acquisition of Visible Alpha, the financial technology provider of deep industry and segment consensus data creating a premium offering of fundamental investment research capabilities on Market Intelligence's Capital IQ Pro platform. The acquisition is part of our Market Intelligence segment and further enhances the depth and breadth of the overall Visible Alpha and S&P Capital IQ Pro offering. The acquisition of Visible Alpha is not material to our consolidated financial statements.

In January of 2023, we completed the acquisition of ChartIQ, a premier charting provider for the financial services industry. ChartIQ is a professional grade charting solution that allows users to visualize data with a fully interactive web-based library that works seamlessly across web, mobile and desktop. It provides advanced capabilities including trade visualization, options analytics, technical analysis and more. Additionally, ChartIQ allows clients to visualize vendor-supplied data combined with their own proprietary content, alternative datasets or analytics. The acquisition further enhances our S&P Capital IQ Pro platform and other workflow solutions to provide the industry with leading visualization capabilities. The acquisition of ChartIQ is not material to our consolidated financial statements.

In January of 2023, we completed the acquisition of TruSight Solutions LLC ("TruSight"), a provider of third-party vendor risk assessments. The acquisition was integrated into our Market Intelligence segment and further expanded the breadth and depth of S&P Global's third party vendor risk management solutions by offering high-quality validated assessment data to clients designed to reduce further the vendor due diligence burden on service providers to the financial services industry. The acquisition of TruSight is not material to our consolidated financial statements.

In the first quarter of 2023, we received a contingent payment following the sale of Leveraged Commentary and Data ("LCD") that resulted in a pre-tax gain of $46 million ($34 million after-tax) which was included in (Gain) loss on dispositions, net in the consolidated statements of income.

See Note 2 - *Acquisitions and Divestitures* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K for further discussion.

Market Intelligence includes the following business lines:

- Data, Analytics & Insights — a desktop product suite that provides data, analytics and third-party research for global finance and corporate professionals, which includes the Capital IQ platforms (which are inclusive of S&P Capital IQ Pro, Capital IQ, Office and Mobile products) and a broad range of research, reference data, market data, derived analytics and valuation services covering both the public and private capital markets, delivered through flexible feed-based or API delivery mechanisms. This also includes issuer solutions for public companies, a range of products for the maritime & trade market, data and insight into Financial Institutions, the telecoms, technology and media space as well as energy transition and sustainability and supply chain data analytics;
- Enterprise Solutions — software and workflow solutions that help our customers manage and analyze data; identify risk; reduce costs; and meet global regulatory requirements. The portfolio includes industry leading financial technology solutions like Wall Street Office, Enterprise Data Manager, Information Mosaic, and iLevel. Our Global Markets Group offering delivers bookbuilding platforms across multiple assets including municipal bonds, equities and fixed income; and
- Credit & Risk Solutions — commercial arm that sells Ratings' credit ratings and related data and research, advanced analytics, and financial risk solutions which includes subscription-based offerings, RatingsXpress®, RatingsDirect® and Credit Analytics.

Subscription revenue at Market Intelligence is primarily derived from distribution of data, valuation services, analytics, third party research, and credit ratings-related information through both feed and web-based channels. Subscription revenue also includes software and hosted product offerings which provide maintenance and continuous access to our platforms over the contract term. Recurring variable revenue at Market Intelligence represents revenue from contracts for services that specify a fee based on, among other factors, the number of trades processed, assets under management, or the number of positions valued. Non-subscription revenue at Market Intelligence is primarily related to certain advisory, pricing conferences and events, and analytical services.

The following table provides revenue and segment operating profit information for the years ended December 31:

(in millions)	Year ended December 31,			% Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenue	**$4,916**	$4,645	$4,376	6%	6%
Subscription revenue	**$4,107**	$3,882	$3,685	6%	5%
Recurring variable revenue	**$623**	$579	$504	8%	15%
Non-subscription revenue	**$186**	$184	$187	2%	(2)%
% of total revenue:					
Subscription revenue	**83%**	84%	84%		
Recurring variable revenue	**13%**	12%	12%		
Non-subscription revenue	**4%**	4%	4%		
U.S. revenue	**$2,924**	$2,766	$2,600	6%	6%
International revenue	**$1,992**	$1,879	$1,776	6%	6%
% of total revenue:					
U.S. revenue	**59%**	60%	59%		
International revenue	**41%**	40%	41%		
Operating profit [1]	**$991**	$875	$714	13%	22%
% Operating margin	**20%**	19%	16%		

1   2025 includes employee severance charges of $56 million, acquisition-related costs of $21 million, disposition-related costs of $10 million, Executive Leadership Team transition costs of $5 million, a statutorily required labor law accrual adjustment of $3 million and a gain on disposition of $3 million. 2024 includes employee severance charges of $77 million, gain on dispositions of $59 million, IHS Markit merger costs of $36 million, a net acquisition-related benefit of $12 million and Executive Leadership Team transition costs of $3 million. 2023 includes employee severance charges of $90 million, acquisition-related costs of $69 million, IHS Markit merger costs of $49 million, a gain on disposition of $46 million, an asset impairment of $5 million and an asset write-off of $1 million. 2025, 2024 and 2023 include amortization of intangibles from acquisitions of $588 million, $591 million and $561 million, respectively.

2025

Revenue increased 6% primarily due to subscription revenue growth in Data, Analytics & Insights which was favorably impacted by the acquisitions of Visible Alpha in May of 2024 and With Intelligence in November of 2025, growth for work flow solutions in Enterprise Solutions, and growth in RatingsXpress® and RatingsDirect®, partially offset by the unfavorable impact of the sale of Fincentric in August of 2024. An increase in recurring variable revenue due to increased volumes also contributed to revenue growth. Foreign exchange rates had a favorable impact of less than 1 percentage point.

Operating profit increased 13%. Excluding the impact of a gain on dispositions in 2024 of 3 percentage points, a net acquisition-related cost in 2025 compared to acquisition-related benefit in 2024 of 2 percentage points, partially offset by IHS merger costs in 2024 of 2 percentage points, higher employee severance charges in 2024 of 1 percentage point, operating profit increased 11% primarily due to revenue growth, lower outside services expenses and decreased incentives, partially offset by higher compensation costs driven by annual merit increases and additional headcount and expenses associated with the acquisition of Visible Alpha. Foreign exchange rates had a favorable impact of 2 percentage points.

2024

Revenue increased 6% primarily due to subscription revenue growth in Data, Analytics & Insights, growth for work flow solutions at Enterprise Solutions and growth in RatingsXpress®, RatingsDirect® and Credit Analytics, partially offset by increased cancellations during the year ended December 31, 2024. Revenue growth was favorably impacted by the acquisition of Visible Alpha in May of 2024 and unfavorably impacted by the divestitures of Fincentric and the PrimeOne business in August of 2024 and November of 2024, respectively. An increase in recurring variable revenue due to increased volumes also contributed to revenue growth. Foreign exchange rates had a favorable impact of less than 1 percentage point.

Operating profit increased 22%. Excluding the impact of a net acquisition-related benefit in 2024 compared to acquisition-related costs in 2023 of 16 percentage points, a higher gain on dispositions in 2024 of 2 percentage points, higher employee severance charges in 2023 of 2 percentage points, higher IHS Markit merger costs in 2023 of 2 percentage points and an asset impairment in 2023 of 1 percentage point, partially offset by higher amortization of intangibles from acquisitions in 2024 of 6 percentage points, operating profit increased 5% primarily due to revenue growth, partially offset by higher compensation costs driven by annual merit increases, increased incentives, increased technology costs and expenses associated with the acquisition of Visible Alpha. Foreign exchange rates had a favorable impact of 3 percentage points.

Industry Highlights and Outlook

Key strategic initiatives for Market Intelligence in 2026 include developing new products and enhancements leveraging technology investments and geographic expansion.

Legal and Regulatory Environment

The market for data, analytical capabilities, research services and software services is intensely competitive, ranging from established firms to fast evolving market disruptors. Market Intelligence competes domestically and internationally based on a number of factors, including the quality and range of its data, analytical capabilities, research services, software services, client service, reputation, price, geographic scope, and technological innovation.

Market Intelligence is subject to global regulation, particularly in the European Union, the U.K., the U.S. and increasingly so in other jurisdictions. Several laws and regulations in the European Union, the U.K. and the U.S. have been adopted but not yet implemented, or have been proposed or are being considered, to which Market Intelligence, or its clients, will or may become subject, including laws and regulations related to pricing providers, sustainability, credit rating data, data privacy and cyber security and technology and organizational resilience. For example, the EU passed the Digital Operational Resilience Act in December 2022 ("DORA"), which became effective in early 2025. DORA imposes operational resilience and cyber security standards and obligations, including technical and organizational standards and responsibilities which require technology and/or organizational investment, upon (i) many Market Intelligence financial market clients, who aim to pass such obligations onto vendors like Market Intelligence, and (ii) information and communications technology providers designated by the EU as "Critical Third Party Providers," which in certain instances includes Market Intelligence. The U.K. Financial Conduct Authority has published a consultation on establishing a UK Operational Resilience Framework, which if adopted may impact our Market Intelligence financial market clients who may look to pass such obligations onto vendors like Market Intelligence. In addition, from time to time, government and self-regulatory agencies in jurisdictions where we operate conduct market studies on our markets, which may result in the imposition of remedies that impact our business.

Increasing use of AI across our Market Intelligence business subjects Market Intelligence to evolving and potentially complex legal requirements. For example, the European Union Artificial Intelligence Act ("EU AI Act"), adopted in 2024, establishes a legal framework for the development and use of AI in the EU. The EU AI Act classifies AI systems by risk and imposes strict requirements on high-risk applications. We continue to evaluate the potential implications for our products and services and practice to ensure compliance with the EU AI Act, including transparency and data governance obligations in respect of any AI we utilize. The EU AI Act may result in additional compliance obligations particularly as relates to our operations that leverage AI technologies.

At this time, the exact impact on Market Intelligence of any such recently adopted or proposed laws or regulations, or market studies, remains uncertain, but they could increase the regulatory exposure of Market Intelligence and are anticipated to increase the costs and legal risks relating to certain of Market Intelligence's activities. Furthermore such laws and regulations may adversely affect the ability of Market Intelligence to provide its products and services, or result in changes in the demand for its products and services. If Market Intelligence fails to comply with any such laws or regulations, it could be subject to significant litigation, civil or criminal penalties, monetary damages, regulatory enforcement actions or fines. Regulatory developments may also present commercial opportunities to Market Intelligence to develop further or different services to enable better compliance by its clients.

For a further discussion of competitive and other risks inherent in our Market Intelligence business, see Item 1A, *Risk Factors*, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Market Intelligence business, see Note 13 – *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

RATINGS

Ratings is an independent provider of credit ratings, research, and analytics. Credit ratings are forward-looking opinions about an issuer's relative creditworthiness. They are one of several tools investors can use when making decisions about purchasing bonds and other fixed income investments. Our ratings express our opinion about the ability and willingness of an issuer, such as a corporation or state or city government, to meet its financial obligations in full and on time. Our credit ratings can also relate to the credit quality of an individual debt issue, such as a corporate or municipal bond, and the relative likelihood that the issue may default.

On November 7, 2025, Crisil, included within our Ratings segment, completed the acquisition of McKinsey PriceMetrix Co., a leading provider of performance benchmarking and data-driven insights for the wealth management industry. This acquisition expands Crisil's benchmarking offerings across the Wealth Management value chain. The acquisition of McKinsey PriceMetrix Co. is not material to our consolidated financial statements.

Ratings disaggregates its revenue between transaction and non-transaction. Transaction revenue primarily includes fees associated with:

- ratings related to new issuance of corporate and government debt instruments, as well as structured finance debt instruments; and

- bank loan ratings.

Non-transaction revenue primarily includes fees for surveillance of a credit rating, annual fees for customer relationship-based pricing programs, fees for entity credit ratings and global research and analytics at Crisil. Non-transaction revenue also includes an intersegment royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings. Royalty revenue for 2025, 2024 and 2023 was $172 million, $162 million and $154 million, respectively.

The following table provides revenue and segment operating profit information for the years ended December 31:

(in millions)	Year ended December 31,			% Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenue	**$4,724**	$4,370	$3,332	8%	31%
Transaction revenue	**$2,470**	$2,326	$1,425	6%	63%
Non-transaction revenue	**$2,254**	$2,044	$1,907	10%	7%
% of total revenue:					
Transaction revenue	**52%**	53%	43%		
Non-transaction revenue	**48%**	47%	57%		
U.S. revenue	**$2,711**	$2,500	$1,824	8%	37%
International revenue	**$2,013**	$1,870	$1,508	8%	24%
% of total revenue:					
U.S. revenue	**57%**	57%	55%		
International revenue	**43%**	43%	45%		
Operating profit [1]	**$3,013**	$2,707	$1,864	11%	45%
% Operating margin	**64%**	62%	56%		

1   2025 includes legal costs of $42 million and employee severance charges of $17 million. 2024 includes legal costs of $20 million, a statutorily required bonus accrual adjustment of $6 million and employee severance charges of $5 million. 2023 includes employee severance charges of $10 million and an asset impairment of $1 million. 2025, 2024 and 2023 include amortization of intangibles from acquisitions of $6 million, $14 million and $8 million, respectively.

2025

Revenue increased 8%, with a favorable impact from foreign exchange rates of 1 percentage point. Transaction revenue increased primarily due to higher corporate bond ratings revenue, partially offset by lower bank loan ratings revenue. An increase in structured finance revenue driven by increased collateralized loan obligations ("CLOs") issuance also contributed to transaction revenue growth. Non-transaction revenue increased primarily due to an increase in surveillance revenue and an increase in revenue at our Crisil subsidiary. Transaction and non-transaction revenue also benefited from improved contract terms across product categories.

Operating profit increased 11%. Excluding the impact of higher legal costs in 2025 of 1 percentage point, operating profit increased 12% primarily due to revenue growth and decreased incentive costs, partially offset by higher compensation costs driven by annual merit increases and additional headcount, and an increase in strategic investments. Foreign exchange rates had a favorable impact of less than 1 percentage point.

2024

Revenue increased 31%, with a favorable impact from foreign exchange rates of less than 1 percentage point. Transaction revenue increased primarily due to growth in corporate bond ratings revenue and bank loan ratings revenue driven by increased issuance volumes due to higher refinancing activity. An increase in structured finance revenue driven by increased CLO issuance also contributed to transaction revenue growth. Non-transaction revenue increased primarily due to an increase in surveillance revenue and an increase in new entity credit ratings revenue. Transaction and non-transaction revenue also benefited from improved contract terms across product categories.

Operating profit increased 45%. Excluding the impact of legal costs in 2024 of 1 percentage point, operating profit increased 46% due to revenue growth, partially offset by increased incentives as a result of financial performance and higher compensation costs driven by annual merit increases and additional headcount. Foreign exchange rates had a favorable impact of 1 percentage point.

Billed Issuance Volumes

We monitor billed issuance volumes regularly within Ratings. Billed issuance excludes items that do not impact transaction revenue, such as issuance from frequent issuer programs, unrated debt, and most international public finance to more effectively correlate issuance activity to movements in transaction revenue.

The following table provides billed issuance levels based on Ratings' internal data feeds for the years ended December 31:

(in billions)	Year ended December 31,			% Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Investment-grade billed issuance *	**$1,662**	$1,497	$1,102	11%	36%
High-yield billed issuance *	**$586**	$501	$258	17%	94%
Other billed issuance **	**$2,078**	$1,914	$1,179	9%	62%
Total billed issuance	**$4,327**	$3,911	$2,539	11%	54%

Note - Totals presented may not sum due to rounding.

* Includes Corporates, Financial Services and Infrastructure.

** Includes Bank Loans, Structured Finance and Government.

2025

Billed issuance was up in 2025 due to increases in high yield, investment grade and structured finance. Tightening borrowing spreads drove refinancing in high yield, while AI-related issuance drove billed issuance increases in investment grade. Structured finance billed issuance increases were driven primarily by new CLO issuance.

2024

Billed issuance was up in 2024 as continued favorable market conditions drove issuers to capitalize on tightening borrowing spreads. Refinancing continued to drive high-yield, while M&A and other non-refinancing activity also drove billed issuance increases in investment grade and bank loans. Structured finance billed issuance increases were driven primarily by new CLO issuance.

Industry Highlights and Outlook

Revenue increased in 2025 driven by growth in both non-transaction and transaction revenue. Transaction revenue increased primarily due to higher corporate bond ratings revenue, partially offset by lower bank loan ratings revenue. An increase in structured finance revenue driven by increased CLO issuance also contributed to transaction revenue growth. Non-transaction revenue increased primarily due to an increase in surveillance revenue and an increase in revenue at our Crisil subsidiary.

A few of the key strategic initiatives for Ratings in 2026 include private market opportunities, which contributed to revenue growth in 2025, and geographic expansion.

Legal and Regulatory Environment

General

Ratings and many of the securities that it rates are subject to extensive regulation in both the U.S. and in other countries, and therefore existing and proposed laws and regulations can impact the Company's operations and the markets in which it operates. Additional laws and regulations have been adopted but not yet implemented or have been proposed or are being considered. In addition, in certain countries, governments may provide financial or other support to locally-based rating agencies. For example, governments may from time to time establish official rating agencies or credit ratings criteria or procedures for evaluating local issuers. We have reviewed the new laws, regulations and rules which have been adopted and we have implemented, or are planning to implement, changes as required. We do not believe that such new laws, regulations or rules will have a material adverse effect on our financial condition or results of operations. Other laws, regulations and rules relating to credit rating agencies are from time to time considered by local, national, foreign and multinational bodies and are likely to continue to be considered in the future, including, for example, provisions seeking to reduce regulatory and investor reliance on credit ratings or to increase competition among credit rating agencies, provisions regarding remuneration and rotation of credit rating agencies, and liability standards applicable to credit rating agencies. Similarly, other laws, regulations and rules are being adopted or considered or are likely to be considered in the future that may impact ancillary and other services provided by Ratings in addition to its credit rating products and services, for example regulatory oversight regimes for ESG ratings providers such as the EU regulation on the transparency and integrity of ESG rating activities that was adopted by the European Parliament and Council in November 2024 (the "EU ESG Ratings Regulation"), or legislation and draft rules published by the U.K. FCA in 2025 to supervise ESG ratings providers from June 2028 (the "UK ESG Ratings Regulatory Framework"). The impact on us of the adoption of any such laws, regulations or rules remains uncertain, but could increase the costs and legal risks relating to Ratings' activities, or adversely affect our ability to compete and/or our remuneration, or result in changes in the demand for our products and services.

Increasing use of AI across our Ratings business subjects Ratings to evolving and potentially complex legal requirements, which may result in additional compliance obligations for our Ratings business operations that leverage AI technologies.

In the normal course of business both in the U.S. and abroad, Ratings (or the legal entities comprising Ratings) are defendants in numerous legal proceedings and are often the subject of government and regulatory proceedings, investigations and inquiries. Many of these proceedings, investigations and inquiries relate to the ratings activity of Ratings and are or have been brought by purchasers of rated securities. In addition, various government and self-regulatory agencies frequently make inquiries and conduct investigations into Ratings' compliance with applicable laws and regulations. Any of these proceedings, investigations or inquiries could ultimately result in adverse judgments, damages, fines, penalties, activity restrictions or negative impacts on our cash flow, which could adversely impact our consolidated financial condition, cash flows, business or competitive position.

U.S.

The businesses conducted by our Ratings segment are, in certain cases, regulated under the Credit Rating Agency Reform Act of 2006 (the "Reform Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd Frank Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and/or the laws of the states or other jurisdictions in which our Ratings segment conducts business. The financial services industry is subject to the potential for increased regulation in the U.S.

S&P Global Ratings is a credit rating agency that is registered with the SEC as a Nationally Recognized Statistical Rating Organization ("NRSRO"). The SEC first began informally designating NRSROs in 1975 for use of their credit ratings in the determination of capital charges for registered brokers and dealers under the SEC's Net Capital Rule. The Reform Act created a new SEC registration system for rating agencies that choose to register as NRSROs. Under the Reform Act, the SEC is given authority and oversight of NRSROs and can censure NRSROs, revoke their registration or limit or suspend their registration in certain cases. The rules implemented by the SEC pursuant to the Reform Act, the Dodd Frank Act and the Exchange Act address, among other things, prevention or misuse of material non-public information, conflicts of interest, documentation and assessment of internal controls, and improving transparency of ratings performance and methodologies. The public portions of the current version of S&P Global Ratings' Form NRSRO are available on S&P Global Ratings' website.

European Union

In the European Union ("EU"), the credit rating industry is registered and supervised through a pan-European regulatory framework which is a compilation of three sets of legislative actions. In 2009, the European Parliament passed a regulation ("CRA1") that established an oversight regime for the credit rating industry in the EU, which became effective in 2010. CRA1 requires the registration, formal regulation and periodic inspection of credit rating agencies operating in the EU. Ratings was granted registration in October of 2011. In January of 2011, the EU established the European Securities and Markets

Authority ("ESMA"), which, among other things, has direct supervisory responsibility for the registered credit rating industry throughout the EU.

Additional rules augmenting the supervisory framework for credit rating agencies went into effect in 2013. Commonly referred to as CRA3, these rules, among other things:

- impose various additional procedural requirements with respect to ratings of sovereign issuers;

- require member states to adopt laws imposing liability on credit rating agencies for an intentional or grossly negligent failure to abide by the applicable regulations;

- impose mandatory rotation requirements on credit rating agencies hired by issuers of securities for ratings of resecuritizations, which may limit the number of years a credit rating agency can issue ratings for such securities of a particular issuer;

- impose restrictions on credit rating agencies or their shareholders if certain ownership thresholds are crossed; and

- impose additional procedural and substantive requirements on the pricing of services.

Since January 2025, Ratings has been subject in the EU to new operational resilience and cyber security standards under the Digital Operational Resilience Act, including technical and organizational standards and responsibilities which may require technology and/or organizational investment.

The EU ESG Ratings Regulation will start applying mid-2026 and could impose new regulatory requirements regarding some of Ratings' ancillary and other services.

The financial services industry is subject to the potential for increased regulation in the EU.

United Kingdom

Following its exit from the European Union, the United Kingdom ("U.K.") established a credit rating agencies oversight regime with rules that closely mirror those in place in the EU. Ratings was granted registration with the U.K. Financial Conduct Authority ("FCA") on January 1, 2021. It is possible that the rules applicable to credit rating agencies in the U.K. will diverge from those in the EU in the future as a result of changes to one or the other legislative regime or differing approaches by the FCA and ESMA.

The UK ESG Ratings Regulatory Framework is expected to apply in full from June 2028 and could impose new regulatory requirements regarding some of Ratings' ancillary and other services.

Other Jurisdictions

Outside of the U.S., the EU and the U.K., regulators and government officials have also been implementing formal oversight of credit rating agencies. Ratings is subject to regulations in most of the foreign jurisdictions in which it operates and continues to work closely with regulators globally to promote the global consistency of regulatory requirements. Regulators in additional countries may introduce new regulations in the future.

For a further discussion of competitive and other risks inherent in our Ratings business, see Item 1A, *Risk Factors*, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Ratings business, see Note 13 – *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

ENERGY

Energy is a leading independent provider of information and benchmark prices for the energy and commodity markets. Energy provides essential price data, analytics, industry insights and software & services, enabling the energy and commodity markets to perform with greater transparency and efficiency.

On May 14, 2024, we completed the acquisition of World Hydrogen Leaders, a globally-recognized portfolio of hydrogen-related conferences and events, digital training and market intelligence. The acquisition is part of our Energy segment and complements Energy's global conference business and provides customers with full coverage of the hydrogen and derivative value chain alongside Energy Transition and Sustainability solutions, including hydrogen price assessments, emission factors and market research. The acquisition of World Hydrogen Leaders is not material to our consolidated financial statements.

Energy includes the following business lines:

– Energy & Resources Data & Insights — includes data, news, insights, and analytics for petroleum, gas, power & renewables, petrochemicals, metals & steel, agriculture, and other commodities;

– Price Assessments — includes price assessments and benchmarks, and forward curves;

– Upstream Data & Insights — includes exploration & production data and insights, software and analytics; and

– Advisory & Transactional Services — includes consulting services, conferences, events and global trading services.

Energy's revenue is generated primarily through the following sources:

– Subscription revenue — primarily from subscriptions to our market data and market insights (price assessments, market reports and commentary and analytics) along with other information products and software term licenses;

– Sales usage-based royalties — primarily from licensing our proprietary market price data and price assessments to commodity exchanges; and

– Non-subscription revenue — conference sponsorship, consulting engagements, events, and perpetual software licenses.

The following table provides revenue and segment operating profit information for the years ended December 31:

(in millions)	Year ended December 31,			% Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenue	**$2,299**	$2,142	$1,946	7%	10%
Subscription revenue	**$2,016**	$1,873	$1,707	8%	10%
Sales usage-based royalties	**$120**	$103	$81	17%	27%
Non-subscription revenue	**$163**	$166	$158	(2)%	5%
% of total revenue:					
Subscription revenue	**88%**	87%	88%		
Sales usage-based royalties	**5%**	5%	4%		
Non-subscription revenue	**7%**	8%	8%		
U.S. revenue	**$885**	$835	$773	6%	8%
International revenue	**$1,414**	$1,307	$1,173	8%	11%
% of total revenue:					
U.S. revenue	**39%**	39%	40%		
International revenue	**61%**	61%	60%		
Operating profit [1]	**$943**	$845	$704	12%	20%
% Operating margin	**41%**	39%	36%		

1   2025 includes employee severance charges of $19 million and a statutorily required labor law accrual adjustment of $1 million. 2024 includes IHS Markit merger costs of $14 million, employee severance charges of $13 million, asset write-offs of $1 million and disposition-related costs of $1 million. 2023 includes IHS Markit merger costs of $35 million, employee severance charges of $26 million and acquisition-related costs of $2 million. 2025 and 2024 include amortization of intangibles from acquisitions of $130 million. 2023 includes amortization of intangibles from acquisitions of $131 million.

2025

Revenue increased 7% primarily due to continued demand for market data and market insights products driven by expanded product offerings to our existing customers under enterprise use contracts and an increase in conference revenue driven by increased attendance at CERAWeek in 2025. An increase in sales usage-based royalties from the licensing of our proprietary market data to commodity exchanges due to increased trading volumes for Platts based contracts across all commodity sectors also contributed to revenue growth. All four business lines contributed to revenue growth in 2025 with the Energy & Resources Data & Insights, Price Assessments and Advisory & Transactional Services businesses being the most significant drivers, followed by the Upstream Data & Insights business that increased less than 1%. Foreign exchange rates had an unfavorable impact of less than 1 percentage point.

Operating profit increased 12%. Excluding the impact of IHS Markit merger costs in 2024 of 5 percentage points, partially offset by higher employee severance charges in 2025 of 2 percentage points, operating profit increased 9%. The increase was primarily due to revenue growth and decreased incentives, partially offset by higher compensation costs driven by annual merit increases and additional headcount, investment in strategic initiatives and expenses associated with the acquisition of World Hydrogen Leaders. Foreign exchange rates had an unfavorable impact of less than 1 percentage point.

2024

Revenue increased 10% primarily due to continued demand for market data and market insights products driven by expanded product offerings to our existing customers under enterprise use contracts. An increase in sales usage-based royalties from the licensing of our proprietary market data to commodity exchanges due to increased trading volumes for Platts based contracts across all commodity sectors and higher consulting revenue also contributed to revenue growth. Revenue was favorably impacted by the acquisition of World Hydrogen Leaders in May of 2024. All four business lines contributed to revenue growth in 2024 with the Price Assessments, Energy & Resources Data & Insights and Advisory & Transactional Services businesses being the most significant drivers, followed by the Upstream Data & Insights business. Foreign exchange rates had an unfavorable impact of less than 1 percentage point.

Operating profit increased 20%. Excluding the impact of higher IHS Markit merger costs in 2023 of 5 percentage points and higher employee severance charges in 2023 of 3 percentage points, operating profit increased 12%. The increase was primarily due to revenue growth partially offset by higher compensation costs driven by annual merit increases, higher incentives, investment in strategic initiatives and expenses associated with the acquisition of World Hydrogen Leaders. Foreign exchange rates had a favorable impact of less than 1 percentage point.

Industry Highlights and Outlook

In 2025, sustained demand for market data and market insights products, an increase in sales usage-based royalties from the licensing of our proprietary market data and price assessments to commodity exchanges mainly due to increased trading volumes, and higher conference revenue contributed to revenue growth.

Key strategic initiatives for Energy in 2026 include developing new products and enhancements leveraging technology investments and geographic expansion.

Legal and Regulatory Environment

Energy's price assessment business is subject to increasing regulatory scrutiny. Energy is subject to commodity benchmark regulation in the EU (the "EU Benchmark Regulation") and the U.K. (the "U.K. Benchmark Regulation"), as well as increasing regulation in other jurisdictions. Energy has obtained authorization and is now supervised by the Dutch Authority for the Financial Markets in the Netherlands under the EU Benchmark Regulation, and it will likely need to take similar steps in other jurisdictions including the United Kingdom when the transitional period under the EU Benchmark Regulation (and its equivalent under the U.K. Benchmark Regulation) ends, as well as in jurisdictions outside of Europe implementing similar legislation. The U.S. Federal Energy Regulatory Commission does not directly supervise Energy, but it does impose standards on Energy, and it also has supervisory authority over Energy's clients and third-party data providers in the U.S. natural gas and power markets.

The EU's package of legislative measures called the Markets in Financial Instruments Directive and Regulation (collectively "MiFID II") have applied in all EU Member States since 2018. MiFID II includes provisions that, among other things: (i) impose new conditions and requirements on the licensing of benchmarks and provide for non-discriminatory access to exchanges and clearing houses; (ii) modify the categorization and treatment of certain classes of derivatives; (iii) expand the categories of trading venue that are subject to regulation; (iv) require the unbundling of investment research and direct how asset managers pay for research either out of a research payment account or from a firm's profits; and (v) provide for the mandatory trading of certain derivatives on exchanges (complementing the mandatory derivative clearing requirements in the E.U. Market Infrastructure Regulation of 2011). MiFID II and the Market Abuse Regulation may impose additional regulatory burdens on Energy activities in the EU over time, but their impact on, and costs to, the Company have not yet been substantive.

In October of 2012, IOSCO issued its Principles for Oil Price Reporting Agencies ("PRA Principles"), which are intended to enhance the reliability of oil price assessments referenced in derivative contracts subject to regulation by IOSCO members. Energy has aligned its operations with the PRA Principles and, as recommended by IOSCO in its final report on the PRA Principles, has aligned to the PRA Principles for other commodities for which it publishes benchmarks.

Increasing use of AI across our Energy business subjects Energy to evolving and potentially complex legal requirements, which may result in additional compliance obligations for our Energy business operations that leverage AI technologies.

From time to time, government and self-regulatory agencies in jurisdictions where we operate conduct market studies on our markets, which may result in the imposition of remedies that impact our business.

Other laws, regulations and rules are being adopted, amended or considered or are likely to be considered in the future that may impact Energy, for example regulatory oversight regimes for ESG ratings providers such as the EU regulation on the transparency and integrity of ESG rating activities that was adopted by the European Parliament and Council in November 2024 (the "EU ESG Ratings Regulation"). The EU ESG Ratings Regulation will start applying mid-2026 and could impose new regulatory requirements regarding some of Energy's ancillary and other services. Energy will also be subject to The Financial Services and Markets Act 2000 (Regulated Activities) (ESG Ratings) Order 2025 and will need to become supervised by the U.K. Financial Conduct Authority for the ESG ratings it provides from June 2028. The impact on us of the adoption of any such laws, regulations or rules remains uncertain, but could increase the costs and legal risks relating to Energy's activities, or adversely affect our ability to compete and/or our remuneration, or result in changes in the demand for our products and services.

For a further discussion of competitive and other risks inherent in our Energy business, see Item 1A, *Risk Factors*, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Energy business, see Note 13 – *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

MOBILITY

Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (Original Equipment Manufacturers or OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies.

In February of 2023, we completed the acquisition of Market Scan Information Systems Inc. ("Market Scan"), a leading provider of automotive pricing and incentive intelligence, including Automotive Payments as a Service™ and its powerful payment calculation engine. The addition of Market Scan to Mobility enabled the integration of detailed transaction intelligence in areas that are complementary to existing services for dealers, OEMs, lenders, and other market participants. The acquisition of Market Scan is not material to our consolidated financial statements.

Mobility includes the following business lines:

– Dealer — includes analytics to predict future buyers, targeted marketing, and vehicle history data to allow people to shop, buy, service and sell used cars;

– Manufacturing — includes insights, forecasts and advisory services spanning the entire automotive value chain, from product planning to marketing, sales and the aftermarket; and

– Financial — includes reports and data feeds to support lenders and insurance companies.

Mobility's revenue is generated primarily through the following sources:

– Subscription revenue — Mobility's core information products provide critical information and insights to all global OEMs, most of the world's leading suppliers, and the majority of the top North American dealerships. Mobility operates across both the new and used car markets. Mobility provides data and insight on future vehicles sales and production, including detailed forecasts on technology and vehicle components; supplies car makers and dealers with market reporting products, predictive analytics and marketing automation software; and supports dealers with vehicle history reports, used car listings and service retention services. Mobility also sells a range of services to financial institutions, to support their marketing, insurance underwriting and claims management activities; and

– Non-subscription revenue — Transactional sales of data that are non-cyclical in nature – and that are usually tied to underlying business metrics such as OEM marketing spend or safety recall activity – as well as consulting and advisory services.

The following table provides revenue and segment operating profit information for the years ended December 31:

(in millions)	Year ended December 31,			% Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenue	**$1,747**	$1,609	$1,484	9%	8%
Subscription revenue	**$1,422**	$1,299	$1,169	10%	11%
Non-subscription revenue	**$325**	$310	$315	5%	(2)%
% of total revenue:					
Subscription revenue	**81%**	81%	79%		
Non-subscription revenue	**19%**	19%	21%		
U.S. revenue	**$1,451**	$1,325	$1,223	9%	8%
International revenue	**$296**	$284	$261	4%	9%
% of total revenue:					
U.S. revenue	**83%**	82%	82%		
International revenue	**17%**	18%	18%		
Operating profit [1]	**$378**	$312	$260	21%	20%
% Operating margin	**22%**	19%	18%		

1   2025 includes employee severance charges of $15 million, disposition-related costs of $7 million, Executive Leadership Team transition benefit of $4 million and a legal settlement recovery of $3 million. 2024 includes employee severance charges of $7 million, IHS Markit merger costs of $4 million, acquisition-related costs of $2 million and a liability write-off of $1 million. 2023 includes employee severance charges of $9 million, IHS Markit merger costs of $3 million and acquisition-related costs of $2 million. 2025 and 2024 include amortization of intangibles from acquisitions of $303 million. 2023 includes amortization of intangibles from acquisitions of $301 million.

2025

Revenue increased 9% primarily due to growth within the Dealer and Financial businesses driven by continued new business growth within the Dealer business, strong underwriting volumes and market share growth within the Financial business. Additionally, the Dealer and Financial businesses were favorably impacted by improved contract terms. Non-subscription revenue growth was unfavorably impacted by the tightening of the Manufacturing businesses' discretionary budgets due to market conditions around tariffs and uncertainty around EV adoption; together with lower recall activity. Foreign exchange rates had an unfavorable impact of less than 1 percentage point.

Operating profit increased 21%. Excluding the impact of an Executive Leadership Team transition benefit in 2025 of 12 percentage points, a legal settlement recovery in 2025 of 8 percentage points, IHS Markit merger costs in 2024 of 10 percentage points and higher acquisition related costs in 2024 of 5 percentage points, partially offset by higher employee severance costs in 2025 of 22 percentage points, higher disposition-related costs in 2025 of 20 percentage points, an asset write-off in 2024 of 2 percentage points and higher amortization of intangibles from acquisitions in 2025 of 1 percentage point, operating profit increased 11%. The increase was primarily driven by revenue growth, partially offset by higher compensation costs driven by annual merit increases and additional headcount, an increase in advertising and promotion costs and an increase in strategic investments. Foreign exchange rates had a favorable impact of 1 percentage point.

2024

Revenue increased 8% primarily due to growth within the Dealer and Financial businesses driven by continued new business growth within the Dealer business and strong underwriting volumes within the Financial business. These increases were partially offset by a decrease in non-subscription revenue in the Manufacturing business due to lower recall activity and marketing services. Revenue at Mobility was favorably impacted by the acquisition of Market Scan in February of 2023. Foreign exchange rates had an unfavorable impact of 1 percentage point.

Operating profit increased 20%. Excluding the impact of higher employee severance charges in 2023 of 19 percentage points, a liability write-off in 2024 of 4 percentage points and higher acquisition-related costs in 2023 of 4 percentage points, partially offset by higher amortization of intangibles in 2024 of 8 percentage points and higher IHS Markit merger costs in 2024 of 8 percentage points, operating profit increased 9% driven by revenue growth, partially offset by higher compensation costs driven by annual merit increases, higher incentives, an increase in strategic investments and expenses associated with the acquisition of Market Scan. Foreign exchange rates had an unfavorable impact of 1 percentage point.

Industry Highlights and Outlook

All three business lines contributed to revenue growth in 2025 with the Dealer and Financial businesses being the most significant drivers, followed by the Manufacturing business. Non-subscription revenue growth was unfavorably impacted by the tightening of the Manufacturing businesses' discretionary budgets due to market conditions around tariffs and uncertainty around EV adoption; together with lower recall activity.

On April 29, 2025, we announced that our Board of Directors decided to pursue a full separation of our Mobility segment, creating a new publicly traded company. The transaction, which would be implemented through the spin-off of shares of the new company to S&P Global shareholders, is expected to be tax-free for U.S. federal income tax purposes for S&P Global shareholders and is expected to be completed mid-2026, subject to the satisfaction of customary legal and regulatory requirements and approvals.

Legal and Regulatory Environment

Certain types of information that our Mobility business collects, compiles, stores, uses, transfers, publishes and/or sells is subject to laws and regulations in various jurisdictions in which it operates. There is an increasing public concern regarding, and resulting increasing regulations of, privacy, data, and consumer protection issues. Certain laws and regulations to which our Mobility business is subject pertain to personally identifiable information relating to individuals. Such laws and regulations constrain the collection, use, processing, storage, and transfer of personally identifiable information, and impose other obligations with which we must comply. To conduct our operations, in certain instances, our Mobility business also moves data across national borders and consequently can be subject to a variety of evolving and developing laws and regulations regarding privacy, data protection, and data security in an increasing number of jurisdictions. Many jurisdictions have passed laws in this area, such as the U.S. Driver's Privacy Protection Act ("DPPA"), the Gramm–Leach–Bliley Act, the European Union General Data Protection Regulation (the "GDPR"), the U.K. GDPR, a version of the GDPR as implemented into the laws of the U.K., Quebec Law 25 and proposed Federal Bill C-27 in Canada, the Cybersecurity Law of the People's Republic of China adopted in 2017, the California Consumer Privacy Act, as modified by the California Privacy Rights and Enforcement Act and numerous other similar comprehensive data privacy and security laws in other U.S. states, as well as numerous other jurisdictions considering imposing similar laws and regulations. These laws and regulations are increasing in complexity and number, change frequently, and increasingly conflict among the various jurisdictions in which our Mobility business operates, which has resulted in greater compliance risk and cost for us. It is possible that our Mobility business could be prohibited or constrained from collecting or disseminating certain types of data or from providing certain products or solutions as a result of such laws and regulations. If our Mobility business fails to comply with these laws or regulations, we could be subject to significant litigation and civil or criminal penalties (including monetary damages, regulatory enforcement actions or fines in one or more jurisdictions), as well as reputational damage that could result in the loss of data, brand equity or business. For example, a failure to comply with the GDPR or U.K. GDPR could result in fines up to the greater of €20 million (or £17.5 million under the U.K. GDPR) or 4% of annual global revenues. Additionally, in the case of a DPPA violation, U.S. courts may award liquidated damages of $2,500 per affected individual. Additional risks are presented by the evolving landscape related to sanctions and export control laws. The landscape related to these laws is evolving

rapidly and presents compliance challenges to all businesses covered by these laws.

Our Mobility business is also subject to other regulations geared at consumer protection, such as the California Combating Auto Retail Scams Act, which will become effective on October 1, 2026, and could impact our Mobility business's products and solutions. In addition, increasing use of AI across our Mobility business subjects Mobility to evolving and potentially complex legal requirements. For example, the EU AI Act, adopted in 2024, establishes a legal framework for the development and use of AI in the EU, and may result in additional compliance obligations for our Mobility business operations that leverage AI technologies.

For a further discussion of competitive and other risks inherent in our Mobility business, see Item 1A, *Risk Factors*, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Mobility business, see Note 13 – *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

INDICES

Indices is a global index provider maintaining a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors. Indices' mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products, and provide investors with tools to monitor world markets.

On October 1, 2025, we completed the acquisition of ARC Research, a subsidiary of ARC Group, the leading independent provider of investment performance data, benchmarking capabilities and insights in the private wealth market. The acquisition is part of our Indices segment and expands our capabilities to deliver innovative, high-quality benchmarks and data solutions tailored to the evolving needs of wealth managers, private banks, and financial advisers. The acquisition of ARC Research is not material to our consolidated financial statements.

Indices derives revenue from asset-linked fees when investors direct funds into its proprietary designed or owned indexes, sales usage-based royalties of its indices, as well as data subscription arrangements. Specifically, Indices generates revenue from the following sources:

– Investment vehicles — asset-linked fees such as ETFs and mutual funds, that are based on the S&P Dow Jones Indices' benchmarks that generate revenue through fees based on assets and underlying funds;

– Exchange traded derivatives — generate sales usage-based royalties based on trading volumes of derivatives contracts listed on various exchanges;

– Index-related licensing fees — fixed or variable annual and per-issue asset-linked fees for over-the-counter derivatives and retail-structured products; and

– Data and customized index subscription fees — fees from supporting index fund management, portfolio analytics and research.

The following table provides revenue and segment operating profit information for the years ended December 31:

(in millions)	Year ended December 31,			% Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenue	**$1,850**	$1,628	$1,403	14%	16%
Asset-linked fees	**$1,206**	$1,046	$859	15%	22%
Subscription revenue	**$320**	$292	$277	10%	6%
Sales usage-based royalties	**$324**	$290	$267	12%	9%
% of total revenue:					
Asset-linked fees	**65%**	64%	61%		
Subscription revenue	**17%**	18%	20%		
Sales usage-based royalties	**18%**	18%	19%		
U.S. revenue	**$1,482**	$1,322	$1,147	12%	15%
International revenue	**$368**	$306	$256	20%	20%
% of total revenue:					
U.S. revenue	**80%**	81%	82%		
International revenue	**20%**	19%	18%		
Operating profit[1]	**$1,271**	$1,103	$925	15%	19%
Less: net income attributable to noncontrolling interests	**$322**	$284	$241	13%	18%
Net operating profit	**$949**	$819	$684	16%	20%
% Operating margin	**69%**	68%	66%		
% Net operating margin	**51%**	50%	49%		

1   2025 includes employee severance charges of $4 million and acquisition-related costs of $1 million. 2024 includes IHS Markit merger costs of $4 million, a loss on disposition of $1 million and employee severance charges of $1 million. 2023 includes employee severance charges of $5 million, a gain on disposition of $4 million and IHS Markit merger costs of $4 million. 2025 includes amortization of intangibles from acquisitions of $37 million. 2024 and 2023 include amortization of intangibles from acquisitions of $36 million.

2025

Revenue at Indices increased 14% primarily due to an increase in asset linked fees revenue driven by higher levels of assets under management ("AUM") for ETFs and mutual funds, higher exchange-traded derivative revenue and higher data subscription revenue. Ending AUM for ETFs increased 25% to $5.480 trillion compared to 2024 and average levels of AUM for ETFs increased 24% to $4.772 trillion compared to 2024. Foreign exchange rates had a favorable impact of 1 percentage point.

Operating profit increased 15%. Excluding the impact of IHS Markit merger costs in 2024 of 6 percentage points and a loss on disposition in 2024 of 2 percentage points, partially offset by higher employee severance charges in 2025 of 5 percentage points, acquisition related costs in 2025 of 2 percentage points and higher amortization of intangibles from acquisitions in 2025 of 1 percentage point, operating profit increased 15% due to revenue growth and decreased incentive costs, partially offset by higher compensation costs driven by annual merit increases, and an increase in strategic investments. Foreign exchange rates had an unfavorable impact of 1 percentage point.

2024

Revenue at Indices increased 16% primarily due to an increase in asset linked fees revenue driven by higher levels of AUM for ETFs and mutual funds, higher over-the-counter derivatives revenue, higher exchange-traded derivative revenue driven by continued strength in trading volume and higher data subscription revenue. Average levels of AUM for ETFs increased 33% to $3.836 trillion and ending AUM for ETFs increased 33% to $4.389 trillion compared to 2023. Foreign exchange rates had an unfavorable impact of less than 1 percentage point.

Operating profit increased 19%. Excluding the impact of a loss on disposition in 2024 compared to a gain on disposition in 2023 of 4 percentage points, partially offset by higher employee severance charges in 2023 of 3 percentage points, operating profit increased 18% due to revenue growth partially offset by higher compensation costs driven by annual merit increases, higher incentives and an increase in strategic investments. Foreign exchange rates had an unfavorable impact of 1 percentage point.

Industry Highlights and Outlook

Revenue increased in 2025 primarily due to an increase in asset linked fees revenue driven by higher levels of AUM for ETFs and mutual funds, higher exchange-traded derivative revenue and higher data subscription revenue. Indices continues to be a leading index provider for the ETF market space.

Key strategic initiatives for Indices in 2026, including Private Markets and Wealth, continue to be areas of focus for Indices and contributed to revenue growth in 2025.

Legal and Regulatory Environment

The financial benchmarks industry is subject to specific benchmark regulation in the European Union (the "EU Benchmark Regulation"), the United Kingdom (the "U.K. Benchmark Regulation"), and Australia (the "Australia Benchmark Regulation"). Various other jurisdictions, including the United States, India, Canada and South Africa, are also considering the regulation of financial benchmarks through new or existing regimes.

Although they vary in scope, the requirements of the EU Benchmark Regulation, the U.K. Benchmark Regulation and the Australian Benchmark Regulation are similar. Indices currently maintains a benchmark administrator in both the Netherlands (supervised by the European Securities and Markets Authority (ESMA)) for its benchmark activities in the European Union and in the United Kingdom (authorized by the Financial Conduct Authority) for its benchmark activities in the United Kingdom. The Australian Benchmark Regulation requires a license from the Australian Securities and Investment Commission ("ASIC"), which Indices has obtained. These benchmark regulations have and may continue to cause increased operating obligations, exposure, compliance risk, and costs of doing business for Indices.

In July of 2013, IOSCO issued its Principles for Financial Benchmarks (the "Financial Benchmark Principles"), intended to promote the reliability of financial benchmarks. The Financial Benchmark Principles address governance, benchmark quality and accountability mechanisms, including with regard to the indices published by Indices. Indices has taken steps to align its governance regime, control framework and operations with the Financial Benchmark Principles and engages an independent auditor to perform an annual reasonable assurance review of its adherence to the Financial Benchmark Principles.

Increasing use of AI across our Indices business subjects Indices to evolving and potentially complex legal requirements, which may result in additional compliance obligations for our Indices business operations that leverage AI technologies.

From time to time, government and self-regulatory agencies in jurisdictions where we operate conduct market studies on our markets, which may result in the imposition of remedies that impact our business.

For a further discussion of competitive and other risks inherent in our Indices business, see Item 1A, *Risk Factors*, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Indices business, see Note 13 – *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

ENGINEERING SOLUTIONS

As of May 2, 2023, we completed the sale of Engineering Solutions, a provider of engineering standards and related technical knowledge, and the results are included through that date. See Note 2 - *Acquisitions and Divestitures* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K for information on the sale of Engineering Solutions.

The following table provides revenue and segment operating profit information for the years ended December 31:

(in millions)	Year ended December 31,			% Change	
	2025	2024	2023	'25 vs '24	'24 vs '23
Revenue	**$—**	$—	$133	N/M	N/M
Subscription revenue	**$—**	$—	$125	N/M	N/M
Non-subscription revenue	**$—**	$—	$8	N/M	N/M
% of total revenue:					
Subscription revenue	**—%**	—%	94%		
Non-subscription revenue	**—%**	—%	6%		
U.S. revenue			$72	N/M	N/M
International revenue			$61	N/M	N/M
% of total revenue:					
U.S. revenue	**—%**	—%	54%		
International revenue	**—%**	—%	46%		
Operating profit [1]	**$—**	$—	$19	N/M	N/M
% Operating margin	**—%**	—%	14%		

N/M – Represents a change equal to or in excess of 100% or not meaningful

1   2023 includes amortization of intangibles from acquisitions of $1 million.

Liquidity and Capital Resources

We continue to maintain a strong financial position. Our primary source of funds for operations is cash from our businesses and our core businesses have been strong cash generators. In 2026, cash on hand, cash flows from operations and availability under our existing credit facility are expected to be sufficient to meet any additional operating and recurring cash needs in the short term and into the foreseeable future. We use our cash for a variety of needs, including but not limited to: ongoing investments in our businesses, strategic acquisitions, share repurchases, dividends, repayment of debt, capital expenditures and investment in our infrastructure.

Cash Flow Overview

Cash, cash equivalents, and restricted cash were $1.7 billion as of December 31, 2025 and 2024.

	Year ended December 31,		
(in millions)	**2025**	2024	2023
Net cash provided by (used for):			
Operating activities	**$5,651**	$5,689	$3,710
Investing activities	**(704)**	(255)	562
Financing activities	**(4,930)**	(4,998)	(4,280)

In 2025, free cash flow decreased to $5.1 billion compared to $5.3 billion in 2024 primarily due to an increase in cash used for capital expenditures and distributions to noncontrolling interest holders and a decrease in cash provided by operating activities as discussed below. Free cash flow is a non-GAAP financial measure and reflects our cash flow provided by operating activities less capital expenditures and distributions to noncontrolling interest holders. Capital expenditures include purchases of property and equipment and additions to technology projects. See "Reconciliation of Non-GAAP Financial Information" below for a reconciliation of cash flow provided by operating activities, the most directly comparable U.S. GAAP financial measure, to free cash flow.

Operating activities

Cash provided by operating activities decreased $38 million in 2025 compared to 2024. This is primarily attributable to lower cash collections in 2025, higher compensation payments in 2025 and proceeds received from the termination of interest rate swaps in 2024, partially offset by higher operating results in 2025.

Cash provided by operating activities increased to $5.7 billion in 2024 as compared to $3.7 billion in 2023. The increase is mainly due to higher operating results in 2024, proceeds received from the termination of interest rate swaps in 2024 and higher tax payments in 2023.

The Organization for Economic Co-operation and Development ("OECD") introduced an international tax framework under Pillar Two that provides for a global minimum tax of 15%, which is implemented through local legislation in participating jurisdictions. The effects of Pillar Two taxes enacted in jurisdictions in which we operate have been reflected in our results and did not have a material impact on our consolidated financial statements.

On January 5, 2026, the OECD issued administrative guidance outlining a framework under which U.S.-parented groups may be excluded from the application of the OECD's global minimum tax rules. Each member jurisdiction will need to adopt this guidance into local law, and the timing and manner of adoption may vary. We are continuing to monitor developments related to this guidance and will evaluate the impact on our financial statements as additional information becomes available.

Investing activities

Our cash outflows from investing activities are primarily for acquisitions and capital expenditures, while cash inflows are primarily proceeds from dispositions.

Cash used for investing activities increased to $0.7 billion in 2025 as compared to $0.3 billion in 2024, primarily due to higher cash used in 2025 for the acquisition of With Intelligence, partially offset by higher cash proceeds received in 2025 related to the disposition of OSTTRA.

Cash used for investing activities was $0.3 billion in 2024 compared to cash provided by investing activities of $0.6 billion in 2023, primarily due to higher cash proceeds received in 2023 related to the disposition of Engineering Solutions.

Refer to Note 2 – *Acquisitions and Divestitures* to the Consolidated Financial Statements and Supplementary Data, in the Annual Report on Form 10-K for further information.

Financing activities

Our cash outflows from financing activities consist primarily of share repurchases, dividends to shareholders and repayments of short-term and long-term debt, while cash inflows are primarily attributable to the borrowing of short-term and long-term debt.

Cash used for financing activities decreased to $4.9 billion in 2025 from $5.0 billion in 2024. The decrease is primarily attributable to proceeds received from the $600 million and $400 million issuance of senior notes and commercial paper in 2025, partially offset by higher cash used for share repurchases in 2025.

Cash used for financing activities increased to $5.0 billion in 2024 from $4.3 billion in 2023. The increase is primarily attributable to proceeds received from the $750 million issuance of senior note in 2023.

During the year ended December 31, 2025, we received a total of 9.3 million shares, including 0.3 million shares received in February of 2025 related to our October 28, 2024 ASR agreement, resulting in $5.0 billion of cash used to purchase shares. During the year ended December 31, 2024, we received a total of 6.7 million shares, including 0.2 million shares received in February of 2024 related to our November 13, 2023 ASR agreement, resulting in $3.3 billion of cash used to purchase shares. During the year ended December 31, 2023, we received a total of 8.6 million shares, including 0.4 million shares received in February of 2023 related to our December 2, 2022 ASR agreement, resulting in $3.3 billion of cash used to purchase shares. See Note 9 — *Equity* to the Consolidated Financial Statements and Supplementary Data, in the Annual Report on Form 10-K for information related to our ASR agreements.

On November 13, 2025, the Board of Directors approved a share repurchase program authorizing the purchase of 30 million shares (the "2025 Repurchase Program"), which was approximately 10% of the total shares of our outstanding common stock at the time. On June 22, 2022, the Board of Directors approved a share repurchase program authorizing the purchase of 30 million shares (the "2022 Repurchase Program"), which was approximately 9% of the total shares of our outstanding common stock at that time. As of December 31, 2025, 30 million shares remained under the 2025 Repurchase Program and 2.7 million shares remained available under the 2022 Repurchase Program.

Additional Financing

We have the ability to borrow a total of $2.0 billion through our commercial paper program, which is supported by our $2.0 billion five-year credit agreement (our "credit facility") that will terminate on December 17, 2029. As of December 31, 2025, we had $715 million of outstanding commercial paper. As of December 31, 2024, we had no outstanding commercial paper.

Commitment fees for the unutilized commitments under the credit facility and applicable margins for borrowings thereunder are linked to the Company achieving three environmental sustainability performance indicators related to emissions, tested annually. We currently pay a commitment fee of 8 basis points. There will be no sustainability pricing adjustment to our commitment fees or our margins under the credit facility for the approximately year-long period beginning April 7, 2025 as a result of our emissions performance for the year ended December 31, 2024. The credit facility contains customary affirmative and negative covenants and customary events of default. The occurrence of an event of default could result in an acceleration of the obligations under the credit facility.

The only financial covenant in our credit facility is a requirement that our indebtedness to cash flow ratio, as defined in our credit facility, is not greater than 4 to 1, and this ratio has never been exceeded.

Dividends

On January 14, 2026, the Board of Directors approved a quarterly common stock dividend of $0.97 per share.

Supplemental Guarantor Financial Information

The senior notes described below were issued by S&P Global Inc. and are fully and unconditionally guaranteed by Standard & Poor's Financial Services LLC, a 100% owned subsidiary of the Company.

– On December 1, 2025, S&P Global Inc. issued $600 million of 4.25% Senior Notes due 2031 and $400 million of 4.80% Senior Notes due 2035.

– On August 22, 2024, S&P Global Inc. issued $746 million of 5.25% Senior Notes due 2033 that have been registered with the SEC and guaranteed by Standard & Poor's Financial Services LLC in exchange for unregistered senior notes of like principal amounts and terms that were originally issued on September 12, 2023.

– On March 1, 2023, S&P Global Inc. issued new senior notes that have been registered with the SEC and guaranteed by Standard & Poor's Financial Services LLC in exchange for the following series of unregistered senior notes of like principal

amount and terms:

  – $700 million of 4.75% Senior Notes due 2028 that were originally issued on March 2, 2022;

  – $921 million of 4.25% Senior Notes due 2029 that were originally issued on March 2, 2022;

  – $1,237 million of 2.45% Senior Notes due 2027 that were originally issued on March 18, 2022;

  – $1,227 million of 2.70% Sustainability-Linked Senior Notes due 2029 that were originally issued on March 18, 2022;

  – $1,492 million of 2.90% Senior Notes due 2032 that were originally issued on March 18, 2022;

  – $974 million of 3.70% Senior Notes due 2052 that were originally issued on March 18, 2022; and

  – $500 million of 3.90% Senior Notes due 2062 that were originally issued on March 18, 2022.

– On August 13, 2020, we issued $600 million of 1.25% Senior Notes due in 2030 and $700 million of 2.3% Senior Notes due in 2060.

– On November 26, 2019, we issued $500 million of 2.5% Senior Notes due in 2029 and $600 million of 3.25% Senior Notes due in 2049.

– On May 17, 2018, we issued $500 million of 4.5% Senior Notes due in 2048.

– On September 22, 2016, we issued $500 million of 2.95% Senior Notes due in 2027.

– On November 2, 2007 we issued $400 million of 6.55% Senior Notes due in 2037.

The notes above are unsecured and unsubordinated and rank equally and ratably with all of our existing and future unsecured and unsubordinated debt. The guarantees are the subsidiary guarantor's unsecured and unsubordinated debt and rank equally and ratably with all of the subsidiary guarantor's existing and future unsecured and unsubordinated debt.

The guarantees of the subsidiary guarantor may be released and discharged upon (i) a sale or other disposition (including by way of consolidation or merger) of the subsidiary guarantor or the sale or disposition of all or substantially all the assets of the subsidiary guarantor (in each case other than to the Company or a person who, prior to such sale or other disposition, is an affiliate of the Company); (ii) upon defeasance or discharge of any applicable series of the notes, as described above; or (iii) at such time as the subsidiary guarantor ceases to guarantee indebtedness for borrowed money, other than a discharge through payment thereon, under any Credit Facility of the Company, other than any such Credit Facility of the Company the guarantee of which by the subsidiary guarantor will be released concurrently with the release of the subsidiary guarantor's guarantees of the notes. Other subsidiaries of the Company do not guarantee the registered debt securities of either S&P Global Inc. or Standard & Poor's Financial Services LLC (the "Obligor Group") which are referred to as the "Non-Obligor Group".

The following tables set forth the summarized financial information of the Obligor Group on a combined basis. This summarized financial information excludes the Non-Obligor

Group. Intercompany balances and transactions between members of the Obligor Group have been eliminated. This information is not intended to present the financial position or results of operations of the Obligor Group in accordance with U.S. GAAP.

Summarized results of operations for the year ended December 31 is as follows:

(in millions)	2025
Revenue	$4,461
Operating Profit	3,133
Net Income	1,797
Net income attributable to S&P Global Inc.	1,797

Summarized balance sheet information as of December 31 is as follows:

(in millions)	2025	2024
Current assets (excluding intercompany from Non-Obligor Group)	$757	$1,400
Noncurrent assets	898	782
Current liabilities (excluding intercompany to Non-Obligor Group)	1,192	339
Noncurrent liabilities	12,435	11,541
Intercompany payables to Non-Obligor Group	18,077	16,100

Contractual Obligations

We typically have various contractual obligations, which are recorded as liabilities in our consolidated balance sheets, while other items, such as certain purchase commitments and other executory contracts, are not recognized, but are disclosed herein. For example, we are contractually committed to contracts for information-technology outsourcing, certain enterprise-wide information-technology software licensing and maintenance.

We believe that the amount of cash and cash equivalents on hand, cash flows expected from operations and availability under our credit facility will be adequate for us to execute our business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2026.

The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2025, over the next several years. Additional details regarding these obligations are provided in the notes to our consolidated financial statements, as referenced in the footnotes to the table:

(in millions)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt: [1]					
Principal payments	$718	$2,529	$3,326	$6,515	$13,088
Interest payments	424	751	549	2,843	4,567
Operating leases [2]	145	239	148	175	707
Purchase obligations and other [3]	334	712	122	13	1,181
Total contractual cash obligations	$1,621	$4,231	$4,145	$9,546	$19,543

1   Our debt obligations are described in Note 5 – *Debt* to our consolidated financial statement.

2   See Note 13 – *Commitments and Contingencies* to our consolidated financial statements for further discussion on our operating lease obligations.

3   Other consists primarily of commitments for unconditional purchase obligations in contracts for information-technology outsourcing and certain enterprise-wide information-technology software licensing and maintenance.

As of December 31, 2025, we had $322 million of liabilities for unrecognized tax benefits. We have excluded the liabilities for unrecognized tax benefits from our contractual obligations table because, until formal resolutions are reached, reasonable estimates of the timing of cash settlements with the respective taxing authorities are not practicable.

As of December 31, 2025, we have recorded $4.9 billion for our redeemable noncontrolling interest in our S&P Dow Jones Indices LLC partnership discussed in Note 9 – *Equity* to our consolidated financial statements. Specifically, this amount relates to the put option under the terms of the operating agreement of S&P Dow Jones Indices LLC, whereby, after December 31, 2017, CME Group and CME Group Index Services LLC ("CGIS") has the right at any time to sell, and we are obligated to buy, at least 20% of their share in S&P Dow Jones

Indices LLC. We have excluded this amount from our contractual obligations table because we are uncertain as to the timing and the ultimate amount of the potential payment we may be required to make.

We make contributions to our pension and postretirement plans in order to satisfy minimum funding requirements as well as additional contributions that we consider appropriate to improve the funded status of our plans. During 2025, we contributed $10 million to our retirement plans. Expected employer contributions in 2026 are $11 million and $2 million for our retirement and postretirement plans, respectively. In 2026, we may elect to make additional non-required contributions depending on investment performance and the pension plan status. See Note 7 – *Employee Benefits* to our consolidated financial statements for further discussion.

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Reconciliation of Non-GAAP Financial Information

Free cash flow is a non-GAAP financial measure and reflects our cash flow provided by operating activities less capital expenditures and distributions to noncontrolling interest holders. Capital expenditures include purchases of property and equipment and additions to technology projects. Our cash flow provided by operating activities is the most directly comparable U.S. GAAP financial measure to free cash flow.

We believe the presentation of free cash flow allows our investors to evaluate the cash generated from our underlying operations in a manner similar to the method used by management. We use free cash flow to conduct and evaluate our business because we believe it typically presents a more conservative measure of cash flows since capital expenditures and distributions to noncontrolling interest holders are considered a necessary component of ongoing operations. Free cash flow is useful for management and investors because it allows management and investors to evaluate the cash available to us to prepay debt, make strategic acquisitions and investments and repurchase stock.

The presentation of free cash flow is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Free cash flow, as we calculate it, may not be comparable to similarly titled measures employed by other companies. The following table presents a reconciliation of our cash flow provided by operating activities to free cash flow:

	Year ended December 31,			% Change	
(in millions)	**2025**	2024	2023	'25 vs '24	'24 vs '23
Cash provided by operating activities	**$5,651**	$5,689	$3,710	(1)%	53%
Capital expenditures	**(195)**	(124)	(143)		
Distributions to noncontrolling interest holders	**(321)**	(287)	(280)		
Free cash flow	**$5,135**	$5,278	$3,287	(3)%	61%

(in millions)	**2025**	2024	2023	'25 vs '24	'24 vs '23
Cash (used for) provided by investing activities	**(704)**	(255)	562	N/M	N/M
Cash used for financing activities	**(4,930)**	(4,998)	(4,280)	(1)%	17%

N/M – Represents a change equal to or in excess of 100% or not meaningful

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, business combinations, allowance for doubtful accounts, valuation of long-lived assets, goodwill and other intangible assets, pension plans, incentive compensation and stock-based compensation, income taxes, contingencies and redeemable noncontrolling interests. We base our estimates on historical experience, current developments and on various other assumptions that we believe to be reasonable under these circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

Management considers an accounting estimate to be critical if it required assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates could have a material effect on our results of operations. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors. The Audit Committee has reviewed our disclosure relating to them in this MD&A.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

Revenue recognition

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. See Note 1 - *Accounting Policies* to our consolidated financial statements for further information.

Business combinations

We apply the purchase method of accounting to our business combinations. All of the assets acquired, liabilities assumed, and contingent consideration are allocated based on their estimated fair values. Fair value determinations involve significant estimates and assumptions about several highly subjective variables, including future cash flows, discount rates, and expected business performance. There are also different valuation models and inputs for each component, the selection of which requires considerable judgment. Our estimates and assumptions may be based, in part, on the availability of listed market prices or other transparent market data. These determinations will affect the amount of amortization expense recognized in future periods. We base our fair value estimates on assumptions we believe are reasonable, but recognize that

the assumptions are inherently uncertain. Depending on the size of the purchase price of a particular acquisition, the mix of intangible assets acquired, and expected business performance, the purchase price allocation could be materially impacted by applying a different set of assumptions and estimates.

Allowance for doubtful accounts

The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions, and by incorporating data points that provide indicators of future economic conditions including forecasted industry default rates and industry index benchmarks. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is approximately $38 million.

We incorporate the forecasted impact of future economic conditions into our allowance for doubtful accounts measurement process. In times of economic turmoil, our estimates and judgments with respect to the collectability of our receivables are subject to greater uncertainty than in more stable periods. Based on our current outlook these assumptions are not expected to significantly change in 2026.

Accounting for the impairment of long-lived assets (including other intangible assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets.

Goodwill and indefinite-lived intangible assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2025 and 2024, the carrying value of goodwill and other indefinite-lived intangible assets was $37.3 billion and $35.8 billion, respectively. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually during the fourth quarter each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Goodwill

As part of our annual impairment test of our five reporting units, we initially perform a qualitative analysis evaluating whether any events and circumstances occurred that provide evidence that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. Reporting units are generally an operating segment or one level below an operating segment. Our qualitative assessment included, but was not limited to, consideration of macroeconomic conditions, industry and market conditions, cost factors, cash flows, changes in key Company personnel and our share price. If, based on our evaluation of the events and circumstances that occurred during the year we do not believe that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units is less than its respective carrying amount, we perform a quantitative impairment test. If the fair value of the reporting unit is less than the carrying value, the difference is recognized as an impairment charge. For 2025, based on our qualitative assessments, we determined that it is more likely than not that our reporting units' fair values were greater than their respective carrying amounts.

Indefinite-Lived Intangible Assets

We evaluate the recoverability of indefinite-lived intangible assets by first performing a qualitative analysis evaluating whether any events and circumstances occurred that provide evidence that it is more likely than not that the indefinite-lived asset is impaired. If, based on our evaluation of the events and circumstances that occurred during the year we do not believe that it is more likely than not that the indefinite-lived asset is impaired, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the indefinite-lived asset is impaired, a quantitative impairment test is performed. If necessary, an impairment analysis is performed using the income approach to estimate the fair value of the indefinite-lived intangible asset. If the intangible asset carrying value exceeds its fair value, an impairment charge is recognized in an amount equal to that excess. Significant judgments inherent in these analyses include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rates and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for this indefinite-lived intangible asset and could result in an impairment charge, which could be material to our financial position and results of operations.

We performed our impairment assessment of goodwill and indefinite-lived intangible assets and concluded that no impairment existed for the years ended December 31, 2025, 2024 and 2023.

Retirement plans and postretirement healthcare and other benefits

Our employee pension and other postretirement benefit costs and obligations are dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return on pension plan assets, discount rates and other factors. In determining such assumptions, we consult with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from our assumptions, such differences are deferred and amortized over the estimated remaining lifetime of the plan participants. While we believe that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the expense and liabilities related to our pension and other postretirement benefits.

The following is a discussion of some significant assumptions that we make in determining costs and obligations for pension and other postretirement benefits:

– Discount rate assumptions are based on current yields on high-grade corporate long-term bonds.

– The expected return on assets assumption is calculated based on the plan's asset allocation strategy and projected market returns over the long-term.

Our discount rate and return on asset assumptions used to determine the net periodic pension and postretirement benefit cost on our U.S. retirement plans are as follows:

January 1	Retirement Plans			Postretirement Plans		
	2026	2025	2024	**2026**	2025	2024
Discount rate	**5.45%**	5.74%	5.27%	**5.16%**	5.57%	5.18%
Return on assets	**6.30%**	6.25%	6.00%			

As of December 31, 2025, the Company had $1.1 billion in pension benefit obligation for our U.S. retirement plans. A 0.25 percentage point increase or decrease in the discount rate would result in an estimated decrease or increase to the accumulated benefit obligation of approximately $25 million. An increase or decrease of 1 percentage point in the expected rate of return on plan assets would result in a decrease or increase of approximately $12 million to 2026 pension expense.

Stock-based compensation

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified as both operating-related expense and selling and general expense in our consolidated statements of income.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized in interest expense and operating expense, respectively.

Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2026. If any of these tax audit settlements do occur within that period, we would make any necessary adjustments to the accrual for unrecognized tax benefits.

A portion of the undistributed earnings of our foreign subsidiaries is indefinitely reinvested in our foreign operations. Accordingly, we have not recorded deferred income taxes related to those earnings. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

Contingencies

We are subject to a number of lawsuits and claims that arise in the ordinary course of business. We recognize a liability for such contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on an analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because many of these matters are resolved over long periods of time, our estimate of liabilities may change due to new developments, changes in assumptions or changes in our strategy related to the matter. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record its best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred.

Redeemable Noncontrolling Interest

The fair value component of the redeemable noncontrolling interest in the Indices business is based on a combination of an income and market valuation approach. Our income and market valuation approaches may incorporate Level 3 fair value measures for instances when observable inputs are not available. The more significant judgmental assumptions used to estimate the value of the S&P Dow Jones Indices LLC joint venture include an estimated discount rate, a range of assumptions that form the basis of the expected future net cash flows (e.g., the revenue growth rates and operating margins), and a company specific beta. The significant judgmental assumptions used that incorporate market data, including the relative weighting of market observable information and the comparability of that information in our valuation models, are forward-looking and could be affected by future economic and market conditions.

As of December 31, 2025, the Company had $4.9 billion in redeemable noncontrolling interest in the Indices business on the Consolidated Balance Sheet. The ultimate amount paid for the redeemable noncontrolling interest in Indices business could be significantly different because the redemption amount depends on the future results of operations of the business.

As of December 31, 2025, the weighted average cost of capital used in the Company's income analysis to estimate the fair value of the redeemable noncontrolling interest was 10.8%. A 0.25 percentage point increase or decrease in the weighted average cost of capital would decrease or increase the redemption value by approximately $135 million or $108 million, respectively. As of December 31, 2025, the terminal growth rate used in the Company's income analysis to estimate the fair value of the redeemable noncontrolling interest was 2.2%. A 0.25 percentage point increase or decrease in the terminal growth rate would increase or decrease the redemption value by approximately $54 million or $27 million, respectively.

Recently Issued or Adopted Accounting Standards

See Note 1 – *Accounting Policies* to our consolidated financial statements for a detailed description of recently issued or adopted accounting standards. We do not expect these recently issued or adopted accounting standards to have a material impact on our results of operations, financial condition, or liquidity in future periods.

Forward-Looking Statements

This report contains "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management's current views concerning future events, trends, contingencies or results, appear at various places in this report and use words like "anticipate," "assume," "believe," "continue," "estimate," "expect," "forecast," "future," "intend," "plan," "potential," "predict," "project," "strategy," "target" and similar terms, and future or conditional tense verbs like "could," "may," "might," "should," "will" and "would." For example, management may use forward-looking statements when addressing topics such as: the outcome of contingencies; future actions by regulators; changes in the Company's business strategies and methods of generating revenue; the development and performance of the Company's services and products; the expected impact of acquisitions and dispositions; the Company's effective tax rates; the Company's cost structure, dividend policy, cash flows or liquidity; and the anticipated separation of Mobility into a standalone public company.

Forward-looking statements are subject to inherent risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include, among other things:

- worldwide economic, financial, political, and regulatory conditions (including slower GDP growth or recession, restrictions on trade (e.g., tariffs), instability in the banking sector and inflation), and factors that contribute to uncertainty and volatility (e.g., supply chain risk), geopolitical uncertainty (including military conflict), natural and man-made disasters, civil unrest, public health crises (e.g., pandemics), and conditions that result from legislative, regulatory, trade and policy changes, including from the U.S. administration;

- the volatility and health of debt, equity, commodities, energy and automotive markets, including credit quality and spreads, the composition and mix of credit maturity profiles, the level of liquidity and future debt issuances, equity flows from active to passive, fluctuations in average asset prices in global equities, demand for investment products that track indices and assessments and trading volumes of certain exchange traded derivatives;

- the demand and market for credit ratings in and across the sectors and geographies where the Company operates;

- the Company's ability to maintain adequate physical, technical and administrative safeguards to protect the security of confidential information and data, and the potential for a system or network disruption that results in regulatory penalties and remedial costs or improper disclosure of confidential information or data;

- the outcome of litigation, government and regulatory proceedings, investigations and inquiries;

- concerns in the marketplace affecting the Company's credibility or otherwise affecting market perceptions of the integrity or utility of independent credit ratings, benchmarks, indices and other services;

- the level of merger and acquisition activity in the United States and abroad;

- the level of the Company's future cash flows and capital investments;

- the effect of competitive products (including those incorporating artificial intelligence ("AI")) and pricing, including the level of success of new product developments and global expansion;

- the impact of customer cost-cutting pressures;

- a decline in the demand for our products and services by our customers and other market participants;

- our ability to develop new products or technologies, to integrate our products with new technologies (e.g., AI), or to compete with new products or technologies offered by new or existing competitors;

- the introduction of competing products (including those developed by AI) or technologies by other companies;

- our ability to protect our intellectual property from unauthorized use and infringement, including by others using AI technologies, and to operate our business without violating third-party intellectual property rights, including through our own use of AI in our products and services;

- our ability to attract, incentivize and retain key employees, especially in a competitive business environment;

- our ability to successfully navigate key organizational changes;

- the continuously evolving regulatory environment in Europe, the United States and elsewhere around the globe affecting each of our businesses and the products they offer, and our compliance therewith;

- the Company's exposure to potential criminal sanctions or civil penalties for noncompliance with foreign and U.S. laws and regulations that are applicable in the jurisdictions in which it operates, including sanctions laws relating to countries such as Iran, Russia and Venezuela, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010, and local laws prohibiting corrupt payments to government officials, as well as import and export restrictions;

- the Company's ability to make acquisitions and dispositions and successfully integrate the businesses we acquire;

- consolidation of the Company's customers, suppliers or competitors;

- the ability of the Company, and its third-party service providers, to maintain adequate physical and technological infrastructure;

- the Company's ability to successfully recover from a disaster or other business continuity problem, such as an earthquake, hurricane, flood, civil unrest, protests, military conflict, terrorist attack, outbreak of pandemic or contagious diseases, security breach, cyber attack, data breach, power loss, telecommunications failure or other natural or man-made event;

- the impact on the Company's revenue and net income caused by fluctuations in foreign currency exchange rates;

- the impact of changes in applicable tax or accounting requirements on the Company;

- the separation of Mobility not being consummated within the anticipated time period or at all;

- the ability of the separation of Mobility to qualify for tax-free treatment for U.S. federal income tax purposes;

- any disruption to the Company's business in connection with the proposed separation of Mobility;

- any loss of synergies from separating the businesses of Mobility and the Company that adversely impact the results of operations of both businesses, or the companies resulting from the separation of Mobility not realizing all of the expected benefits of the separation; and

- following the separation of Mobility, the combined value of the common stock of the two publicly-traded companies not being equal to or greater than the value of the Company's common stock had the separation not occurred.

The factors noted above are not exhaustive. The Company and its subsidiaries operate in a dynamic business environment in which new risks emerge frequently. Accordingly, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the dates on which they are made. The Company undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which it is made, except as required by applicable law. Further information about the Company's businesses, including information about factors that could materially affect its results of operations and financial condition, is contained in the Company's filings with the SEC, including Item 1A, *Risk Factors* in our Annual Report on Form 10-K.

Risk Factors Summary

Our business is subject to risks and uncertainties that, if realized, could materially and adversely affect our business, financial condition and results of operations, which are discussed more fully in Item 1A, *Risk Factors* in our Annual Report on Form 10-K. These risks include, but are not limited to, the following:

- Our size, scale and role in the global markets increases our exposure to cyber attacks and other cyber-security risks.

- Our inability to innovate and compete with new or enhanced products and services of our competitors could have a material adverse effect on our business, financial condition or results of operations.

- Our inability to successfully develop, adapt, or implement new and improved processes and technology could materially adversely impact our business, financial condition or results of operations.

- Increased availability of free or relatively inexpensive information sources may materially reduce demand for our products and services.

- AI presents new and evolving risks, and our approach to AI may not be successful.

- Our use of open source software could result in litigation or impose unanticipated restrictions on our ability to commercialize our products and services.

- Our inability to adequately obtain, protect and maintain our intellectual property and other proprietary rights could impact our competitive position.

- We have been, and may in the future be, subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.

- We rely heavily on network systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers.

- Our operations and infrastructure may malfunction or fail.

- Exposure to litigation and government and regulatory proceedings, investigations and inquiries could have a material adverse effect on our business, financial condition or results of operations.

- Changes and increased enforcement in the global privacy, data localization, operational resilience and data protection legislative, regulatory, and commercial environments in which we operate may materially and adversely impact our ability to collect, compile, use, and publish data, require us to disclose information about our security environment.

- Future legislation, regulatory reform or policy changes, especially abrupt changes, could have a material adverse effect on our business, financial condition or results of operations.

- Increasing regulation of our Ratings business in the U.S., Europe and elsewhere can increase our costs of doing business.

- Our Indices and Energy businesses are subject to a global evolving regulatory landscape, which has and may continue to cause increased operating obligations, exposure, compliance risk and costs of doing business.

- Our international business activities must comport with international trade restraints, including economic sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control.

- We may become subject to liability or face reputational harm due to our offerings.

- Changes in the volume of securities issued and traded in domestic and/or global capital markets, asset levels and flows into investment products, high interest rates, changes in interest rates and volatility in the financial markets, and volatility in the energy and commodity markets impact our business, financial condition or results of operations.

- Inability to attract, retain or train key qualified personnel or to navigate key management transitions could have a material adverse effect on our business, financial condition or results of operations.

- The planned separation of our Mobility business into an independent, publicly traded company is contingent upon the satisfaction of a number of conditions, may not be completed on the currently contemplated timeline, or at all, and may not achieve the intended benefits.

- Our acquisitions, divestitures and other strategic transactions may not produce anticipated results.

- The markets in which we operate are intensely competitive, and our inability to successfully compete could materially adversely affect our business, financial condition or results of operations.

- A significant increase in operating costs and expenses could have a material adverse effect on our profitability.

- Consolidation of customers, reduced staffing levels of customers or reduced spending by customers could have a material adverse effect on our business, financial condition or results of operations.

- We rely on the products and services of other suppliers, including certain data, software and service suppliers, for many aspects of our business.

- Our inability to successfully recover should we, our third-party service providers or our clients experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

- Our reputation, credibility, and brand are key assets and competitive advantages of our Company and our business, financial condition or results of operations could be materially and adversely affected if we are negatively perceived in the marketplace.

- We are exposed to multiple risks associated with the global nature of our operations, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

- Outsourcing certain aspects of our business could result in material financial loss, increased costs, regulatory actions and penalties, reputational harm, unauthorized access to our systems, system or network disruption, or improper disclosure of confidential information.

- Sustainability and energy expansion matters pose operational, commercial and regulatory risks.

- Our expansion into and investments in new and growing markets may not be successful, which could adversely impact our business, financial condition and results of operations.

- Our indebtedness, or a downgrade to our credit ratings, could adversely affect our business, financial condition, and results of operations.

Consolidated Statements of Income

(in millions, except per share data)	Year Ended December 31,		
	2025	2024	2023
Revenue	**$15,336**	$14,208	$12,497
Expenses:			
Operating-related expenses	**4,563**	4,361	4,141
Selling and general expenses	**3,417**	3,196	3,159
Depreciation	**110**	96	101
Amortization of intangibles	**1,069**	1,077	1,042
Total expenses	**9,159**	8,730	8,443
(Gain) loss on dispositions, net	**(273)**	(59)	70
Equity in income on unconsolidated subsidiaries	**(28)**	(43)	(36)
Operating profit	**6,478**	5,580	4,020
Other (income) expense, net	**(36)**	(25)	15
Interest expense, net	**287**	297	334
Income before taxes on income	**6,227**	5,308	3,671
Provision for taxes on income	**1,407**	1,141	778
Net income	**4,820**	4,167	2,893
Less: net income attributable to noncontrolling interests	**(349)**	(315)	(267)
Net income attributable to S&P Global Inc.	**$4,471**	$3,852	$2,626
Earnings per share attributable to S&P Global Inc. common shareholders:			
Net income:			
Basic	**$14.67**	$12.36	$8.25
Diluted	**$14.66**	$12.35	$8.23
Weighted-average number of common shares outstanding:			
Basic	**304.8**	311.6	318.4
Diluted	**305.1**	311.9	318.9
Actual shares outstanding at year end	**298.8**	307.8	314.1

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in millions)	Year Ended December 31,		
	2025	2024	2023
Net income	**$4,820**	$4,167	$2,893
Other comprehensive income:			
Foreign currency translation adjustments	**119**	(104)	70
Income tax effect	**87**	(18)	25
	206	(122)	95
Pension and other postretirement benefit plans	**(17)**	(12)	(18)
Income tax effect	**3**	2	5
	(14)	(10)	(13)
Unrealized (loss) gain on cash flow hedges	**(8)**	15	54
Income tax effect	**2**	(3)	(13)
	(6)	12	41
Comprehensive income	**5,006**	4,047	3,016
Less: comprehensive income attributable to nonredeemable noncontrolling interests	**(32)**	(30)	(26)
Less: comprehensive income attributable to redeemable noncontrolling interests	**(317)**	(285)	(241)
Comprehensive income attributable to S&P Global Inc.	**$4,657**	$3,732	$2,749

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

	December 31,	
(in millions)	**2025**	2024
ASSETS		
Current assets:		
Cash and cash equivalents	**$1,745**	$1,666
Restricted cash	**—**	—
Short-term investments	**56**	20
Accounts receivable, net of allowance for doubtful accounts: 2025- $50 ; 2024 - $44	**3,441**	2,867
Prepaid and other current assets	**858**	906
Assets held for sale	**196**	—
Total current assets	**6,296**	5,459
Property and equipment:		
Buildings and leasehold improvements	**444**	433
Equipment and furniture	**695**	655
Total property and equipment	**1,139**	1,088
Less: accumulated depreciation	**(861)**	(823)
Property and equipment, net	**278**	265
Right of use assets	**413**	413
Goodwill	**36,475**	34,917
Other intangible assets, net	**16,271**	16,556
Equity investments in unconsolidated subsidiaries	**603**	1,774
Asset for pension benefits	**254**	246
Other non-current assets	**610**	591
Total assets	**$61,200**	$60,221
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	**$610**	$553
Accrued compensation and contributions to retirement plans	**988**	1,073
Short-term debt	**718**	4
Income taxes currently payable	**180**	199
Unearned revenue	**4,088**	3,694
Other current liabilities	**1,010**	869
Liabilities held for sale	**43**	—
Total current liabilities	**7,637**	6,392
Long-term debt	**12,370**	11,394
Lease liabilities – non-current	**494**	535
Pension and other postretirement benefits	**178**	180
Deferred tax liability – non-current	**3,262**	3,397
Other non-current liabilities	**1,107**	815
Total liabilities	**25,048**	22,713
Redeemable noncontrolling interests	**4,917**	4,252
Commitments and contingencies (Note 13)		
Equity:		
Common stock, $1 par value: authorized - 600 million shares; issued: 415 million shares in 2025 and 2024	**415**	415
Additional paid-in capital	**44,117**	44,321
Retained income	**23,666**	20,977
Accumulated other comprehensive loss	**(697)**	(883)
Less: common stock in treasury - at cost: 2025 - 109 million shares; 2024 - 100 million shares	**(36,374)**	(31,671)
Total equity – controlling interests	**31,127**	33,159
Total equity – noncontrolling interests	**108**	97
Total equity	**31,235**	33,256
Total liabilities and equity	**$61,200**	$60,221

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
(in millions)	**2025**	2024	2023
Operating Activities:			
Net income	**$4,820**	$4,167	$2,893
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	**110**	96	101
Amortization of intangibles	**1,069**	1,077	1,042
Provision for losses on accounts receivable	**39**	43	28
Deferred income taxes	**(242)**	(323)	(381)
Stock-based compensation	**236**	247	171
(Gain) loss on dispositions, net	**(273)**	(59)	70
Restructuring, lease impairment charges and other	**324**	206	246
Changes in operating assets and liabilities, net of effect of acquisitions and dispositions:			
Accounts receivable	**(600)**	(79)	(291)
Prepaid and other current assets	**32**	(79)	(310)
Accounts payable and accrued expenses	**(55)**	245	328
Unearned revenue	**327**	222	352
Other current liabilities	**(81)**	(418)	(277)
Net change in prepaid/accrued income taxes	**100**	192	(175)
Net change in other assets and liabilities	**(155)**	152	(87)
Cash provided by operating activities	**5,651**	5,689	3,710
Investing Activities:			
Capital expenditures	**(195)**	(124)	(143)
Acquisitions, net of cash acquired	**(2,023)**	(305)	(296)
Proceeds from dispositions	**1,549**	168	1,014
Changes in short-term investments	**(35)**	6	(13)
Cash (used for) provided by investing activities	**(704)**	(255)	562
Financing Activities:			
Additions to / (payments on) short-term debt, net	**715**	—	(188)
Proceeds from issuance of senior notes, net	**993**	—	744
Payments on senior notes	**(4)**	(47)	—
Dividends paid to shareholders	**(1,170)**	(1,134)	(1,147)
Distributions to noncontrolling interest holders	**(321)**	(287)	(280)
Repurchase of treasury shares	**(5,001)**	(3,301)	(3,301)
Contingent consideration payments	**(10)**	(107)	(9)
Employee withholding tax on share-based payments, excise tax payments on share repurchases, contingent consideration payments and other	**(132)**	(122)	(99)
Cash used for financing activities	**(4,930)**	(4,998)	(4,280)
Effect of exchange rate changes on cash	**62**	(61)	12
Net change in cash, cash equivalents, and restricted cash	**79**	375	4
Cash, cash equivalents, and restricted cash at beginning of year	**1,666**	1,291	1,287
Cash, cash equivalents, and restricted cash at end of year	**$1,745**	$1,666	$1,291
Cash paid during the year for:			
Interest	**$390**	$391	$369
Income taxes	**$1,502**	$1,159	$1,279

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Equity

(in millions)	Common Stock $1 par	Additional Paid-in Capital	Retained Income	Accumulated Other Comprehensive Loss	Less: Treasury Stock	Total SPGI Equity	Non-controlling Interests	Total Equity
Balance as of December 31, 2022	$415	$44,422	$17,784	$(886)	$25,347	$36,388	$89	$36,477
Comprehensive income [1]			2,626	123		2,749	26	2,775
Dividends (Dividend declared per common share — $3.60 per share)			(1,147)			(1,147)	(15)	(1,162)
Share repurchases		(70)			3,231	(3,301)		(3,301)
Employee stock plans		(119)			(167)	48		48
Change in redemption value of redeemable noncontrolling interests			(539)			(539)		(539)
Adjustment to noncontrolling interests		(2)				(2)		(2)
Other			4			4		4
Balance as of December 31, 2023	$415	$44,231	$18,728	$(763)	$28,411	$34,200	$100	$34,300
Comprehensive income [1]			3,852	(120)		3,732	30	3,762
Dividends (Dividend declared per common share — $3.64 per share)			(1,134)			(1,134)	(18)	(1,152)
Share repurchases					3,331	(3,331)		(3,331)
Employee stock plans		90			(71)	161		161
Change in redemption value of redeemable noncontrolling interests			(470)			(470)		(470)
Other			1			1	(15)	(14)
Balance as of December 31, 2024	$415	$44,321	$20,977	$(883)	$31,671	$33,159	$97	$33,256
Comprehensive income [1]			4,471	186		4,657	32	4,689
Dividends (Dividend declared per common share — $3.84 per share)			(1,170)			(1,170)	(18)	(1,188)
Share repurchases		(305)			4,743	(5,048)		(5,048)
Employee stock plans		101			(40)	141		141
Change in redemption value of redeemable noncontrolling interests			(614)			(614)		(614)
Other			2			2	(3)	(1)
Balance as of December 31, 2025	**$415**	**$44,117**	**$23,666**	**$(697)**	**$36,374**	**$31,127**	**$108**	**$31,235**

1 Excludes $317 million, $285 million and $241 million in 2025, 2024 and 2023, respectively, attributable to redeemable noncontrolling interests.

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Accounting Policies

Nature of operations

S&P Global Inc. (together with its consolidated subsidiaries, the "Company," the "Registrant," "we," "us" or "our") is a global, diversified, and highly differentiated provider of benchmarks, data, analytics and workflow solutions in the global capital, energy and commodity, and automotive markets. The capital markets include asset managers, investment banks, commercial banks, insurance companies, exchanges, trading firms and issuers; the energy and commodity markets include producers, consumers, traders and intermediaries within energy, chemicals, shipping, metals, carbon and agriculture; and the automotive markets include manufacturers, suppliers, dealerships, service shops and consumers.

Our operations consist of five reportable segments: S&P Global Market Intelligence ("Market Intelligence"), S&P Global Ratings ("Ratings"), S&P Global Energy ("Energy"), S&P Global Mobility ("Mobility") and S&P Dow Jones Indices ("Indices").

- Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions.

- Ratings is an independent provider of credit ratings, research, and analytics.

- Energy is a leading independent provider of information and benchmark prices for the energy and commodity markets.

- Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (Original Equipment Manufacturers or OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies.

- Indices is a global index provider that maintains a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.

On April 29, 2025, we announced that our Board of Directors decided to pursue a full separation of our Mobility segment, creating a new publicly traded company. The transaction, which would be implemented through the spin-off of shares of the new company to S&P Global shareholders, is expected to be tax-free for U.S. federal income tax purposes for S&P Global shareholders and is expected to be completed mid-2026, subject to the satisfaction of customary legal and regulatory requirements and approvals.

As of May 2, 2023, we completed the sale of S&P Global Engineering Solutions ("Engineering Solutions"), a provider of engineering standards and related technical knowledge, and the results are included through that date.

See Note 2 — *Acquisitions and Divestitures* for further discussion.

Revenue Recognition

Under Accounting Standards Codification ("ASC") 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

Subscription revenue

Subscription revenue at Market Intelligence is primarily derived from distribution of data, valuation services, analytics, third party research, and credit ratings-related information through both feed and web-based channels. Subscription revenue at Market Intelligence also includes software and hosted product offerings which provide maintenance and continuous access to our platforms over the contract term. Subscription revenue at Energy is primarily from subscriptions to our market data and market insights (price assessments, market reports and commentary and analytics) along with other information products and software term licenses. Subscription revenue at Mobility is primarily derived from products that provide data and insight on future vehicles sales and production, including detailed forecasts on technology and vehicle components; supply car makers and dealers with market reporting products, predictive analytics and marketing automation software; and support dealers with vehicle history reports, used car listings and service retention solutions. Subscription revenue at Mobility also include a range of services to financial institutions, to support their marketing, insurance underwriting and claims management activities. Subscription revenue at Indices is derived from the contracts for underlying data of our indexes to support our customers' management of index funds, portfolio analytics, and research. Subscription revenue at Engineering Solutions was primarily from subscriptions to our Product Design offerings providing standards, codes and specifications; applied technical reference; engineering journals, reports, best practices, and other vetted technical reference; and patents and patent applications.

For subscription products and services, we generally provide continuous access to dynamic data sets and analytics for a defined period, with revenue recognized ratably as our performance obligation to provide access to our data and analytics is progressively fulfilled over the stated term of the contract.

Non-transaction revenue

Non-transaction revenue at Ratings primarily includes fees for surveillance of a credit rating, annual fees for customer relationship-based pricing programs, fees for entity credit ratings and global research and analytics at Crisil. Non-transaction revenue also includes an intersegment revenue elimination of $200 million, $186 million and $177 million for the years ended December 31, 2025, 2024 and 2023, respectively, mainly consisting of the royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

For non-transaction revenue related to Rating's surveillance services, we continuously monitor factors that impact the creditworthiness of an issuer over the contractual term with revenue recognized to the extent that our performance obligation is progressively fulfilled over the term contract. Because surveillance services are continuously provided throughout the term of the contract, our measure of progress towards fulfillment of our obligation to monitor a rating is a time-based output measure with revenue recognized ratably over the term of the contract.

Non-subscription / Transaction revenue

Transaction revenue at our Ratings segment primarily includes fees associated with:

– ratings related to new issuance of corporate and government debt instruments; as well as structured finance instruments; and

– bank loan ratings.

Transaction revenue is recognized at the point in time when our performance obligation is satisfied by issuing a rating on our customer's instruments and when we have a right to payment and the customer can benefit from the significant risks and rewards of ownership.

Non-subscription revenue at Market Intelligence is primarily related to certain advisory, pricing conferences and events, and analytical services. Non-subscription revenue at Mobility includes transactional sales of data that are non-cyclical in nature — and that are usually tied to underlying business metrics such as vehicle manufacturers marketing spend or safety recall activity — as well as consulting and advisory services. Non-subscription revenue at Energy is primarily related to conference sponsorship, consulting engagements, events, and perpetual software licenses. Non-subscription revenue at Engineering Solutions was primarily from retail transaction and consulting services.

Asset-linked fees

Asset-linked fees at Indices are primarily related to royalties payments based on the value of assets under management in our customers exchange-traded funds and mutual funds.

For asset-linked products and services, we provide licenses conveying continuous access to our index and benchmark-related intellectual property during a specified contract term. Revenue is recognized when the extent that our customers have used our licensed intellectual property can be quantified. Recognition of revenue for our asset-linked fee arrangements is subject to the "recognition constraint" for usage-based royalty payments because we cannot reasonably predict the value of the assets that will be invested in index funds structured using our intellectual property until it is either publicly available or when we are notified by our customers. Revenue derived from an asset-linked fee arrangement is measured and recognized when the certainty of the extent of its utilization of our index products by our customers is known.

Sales usage-based royalties

Sales usage-based royalty revenue at our Indices segment is primarily related to trading based fees from exchange-traded derivatives. Sales and usage-based royalty revenue at our Energy segment is primarily related to licensing of its proprietary market price data and price assessments to commodity exchanges.

For sales usage-based royalty products and services, we provide licenses conveying the right to continuous access to our intellectual property over the contract term, with revenue recognized when the extent of our license's utilization can be quantified, or more specifically, when trading volumes are known and publicly available to us or when we are notified by our customers. Recognition of revenue of fees tied to trading volumes is subject to the recognition constraint for a usage-based royalty promised by our customers in exchange for the license of our intellectual property, with revenue recognized when trading volumes are known.

Recurring variable revenue

Recurring variable revenue at Market Intelligence represents revenue from contracts for services that specify a fee based on, among other factors, the number of trades processed, assets under management, or the number of positions valued.

Arrangements with Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations. Revenue relating to agreements that provide for more than one performance obligation is recognized based upon the relative fair value to the customer of each service component as each component is earned. The fair value of the service components are determined using an analysis that considers cash consideration that would be received for instances when the service components are sold separately. If the fair value to the customer for each service is not objectively determinable, we make our best estimate of the services' stand-alone selling price and record revenue as it is earned over the service period.

Receivables

We record a receivable when a customer is billed or when revenue is recognized prior to billing a customer. For multi-year agreements, we generally invoice customers annually at the beginning of each annual period.

Contract Assets

Contract assets include unbilled amounts from when the Company transfers service to a customer before a customer pays consideration or before payment is due. As of December 31, 2025 and 2024, contract assets were $89 million and $69 million, respectively, and are included in accounts receivable in our consolidated balance sheets.

Unearned Revenue

We record unearned revenue when cash payments are received in advance of our performance. The increase in the unearned revenue balance for the year ended December 31, 2025 is primarily driven by cash payments received in advance of satisfying our performance obligations, offset by $3.8 billion of revenues recognized that were included in the unearned revenue balance at the beginning of the period.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price of contracts for work that has not yet been performed. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was $5.9 billion. We expect to recognize revenue on approximately half and three-quarters of the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder recognized thereafter.

We do not disclose the value of unfulfilled performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts where revenue is a usage-based royalty promised in exchange for a license of intellectual property.

Costs to Obtain a Contract

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that the costs associated with certain sales commission programs are incremental to the costs to obtain contracts with customers and therefore meet the criteria to be capitalized. Total capitalized costs to obtain a contract were $349 million and $291 million as of December 31, 2025 and December 31, 2024, respectively, and are included in prepaid and other current assets and other non-current assets on our consolidated balance sheets. The capitalized asset will be amortized over a period consistent with the transfer to the customer of the goods or services to which the asset relates, calculated based on the customer term and the average life of the products and services underlying the contracts which has been determined to be approximately 2 to 5 years. The expense is recorded within selling and general expenses in the consolidated statements of income.

We expense sales commissions when incurred if the amortization period would have been one year or less. These costs are recorded within selling and general expenses.

Equity in Income on Unconsolidated Subsidiaries

On October 10, 2025, the Company and CME Group completed the sale of OSTTRA. See Note 2 — *Acquisitions and Divestitures* for further discussion.

The Company held an investment in a 50/50 joint venture arrangement with shared control with CME Group that combined each company's post-trade services into a joint venture, OSTTRA. The joint venture provided trade processing and risk mitigation operations and incorporated CME Group's optimization businesses (Traiana, TriOptima, and Reset) and the Company's MarkitSERV business. The combination was intended to increase operating efficiencies of both the company's business to more effectively service clients with enhanced platforms and services for OTC markets across interest rate, FX, equity, and credit asset classes. Our share of earnings or losses are recognized in Equity in income on unconsolidated subsidiaries in our consolidated statements of income.

Other (Income) Expense, net

The components of other (income) expense, net for the years ended December 31 are as follows:

(in millions)	2025	2024	2023
Other components of net periodic benefit cost	$(22)	$(24)	$—
Net (gain) loss from investments	(14)	(1)	15
Other (income) expense, net	$(36)	$(25)	$15

Assets and Liabilities Held for Sale and Discontinued Operations

Assets and Liabilities Held for Sale

We classify a disposal group to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the disposal group; the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal group; an active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated; the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the disposal group beyond one year; the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

A disposal group that is classified as held for sale is initially measured at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale.

The fair value of a disposal group less any costs to sell is assessed each reporting period it remains classified as held for sale and any subsequent changes are reported as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale. Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group as held for sale in the current period in our consolidated balance sheets.

Discontinued Operations

In determining whether a disposal of a component of an entity or a group of components of an entity is required to be presented as a discontinued operation, we make a determination whether the disposal represents a strategic shift that had, or will have, a major effect on our operations and financial results. A component of an entity comprises operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes. If we conclude that the disposal represents a strategic shift, then the results of operations of the group of assets being disposed of (as well as any gain or loss on the disposal transaction) are aggregated for separate presentation apart from our continuing operating results in the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of all subsidiaries and our share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated. The Company applies the guidelines set forth in Topic 810 of the ASC in assessing its interests in variable interest entities to decide whether to consolidate an entity. The Company has reviewed the potential variable interest entities and determined that there are no consolidation requirements under Topic 810 of the ASC.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include ordinary bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of money market funds with unrestricted daily liquidity and fixed term time deposits. Such investments and bank deposits are stated at cost, which approximates market value, and were $1.7 billion as of December 31, 2025 and 2024. These investments are not subject to significant market risk.

Restricted cash

Cash that is subject to legal restrictions or is unavailable for general operating purposes is classified as restricted cash. We had no restricted cash included in our consolidated balance sheets as of December 31, 2025 and 2024.

Short-term investments

Short-term investments are securities with original maturities greater than 90 days that are available for use in our operations in the next twelve months. The short-term investments, primarily consisting of certificates of deposit and mutual funds, are recorded at cost, which approximates fair value, which is estimated based on the net asset value of these investments. Interest and dividends are recorded in income when earned.

Accounts receivable

Credit is extended to customers based upon an evaluation of the customer's financial condition. Accounts receivable, which include billings consistent with terms of contractual arrangements, are recorded at net realizable value.

Allowance for doubtful accounts

The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions, and by incorporating data points that provide indicators of future economic conditions including forecasted industry default rates and industry index benchmarks. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators.

Capitalized technology costs

We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the year the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets and are presented net of accumulated amortization. Gross capitalized technology costs were $419 million and $338 million as of December 31, 2025 and 2024, respectively. Accumulated amortization of capitalized technology costs was $237 million and $204 million as of December 31, 2025 and 2024, respectively.

Fair Value

Certain assets and liabilities are required to be recorded at fair value and classified within a fair value hierarchy based on inputs used when measuring fair value. We have foreign exchange forward contracts, cross currency and interest rate swaps that are adjusted to fair value on a recurring basis.

Other financial instruments, including cash and cash equivalents and short-term investments, are recorded at cost, which approximates fair value because of the short-term maturity and highly liquid nature of these instruments. The fair value of our long-term debt borrowings were $11.3 billion and $10.0 billion as of December 31, 2025 and 2024, respectively, and was estimated based on quoted market prices.

Accounting for the impairment of long-lived assets (including other intangible assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets.

Leases

We determine whether an arrangement meets the criteria for an operating lease or a finance lease at the inception of the arrangement. We have operating leases for office space and equipment. Our leases have remaining lease terms of 1 year to 15 years, some of which include options to extend the leases for up to 12 years, and some of which include options to terminate the leases early. We consider these options in determining the lease term used to establish our right-of-use ("ROU") assets and associated lease liabilities. We sublease certain real estate leases to third parties which mainly consist of operating leases for space within our offices.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expenses for these leases on a straight line-basis over the lease term in operating-related expenses and selling and general expenses.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Our future minimum based payments used to determine our lease liabilities include minimum based rent payments and escalations. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Goodwill and other indefinite-lived intangible assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have five reporting units with goodwill that are evaluated for impairment.

We initially perform a qualitative analysis evaluating whether any events and circumstances occurred or exist that provide evidence that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units is less than its

carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units is less than their respective carrying amounts we perform a quantitative impairment test.

When conducting our impairment test to evaluate the recoverability of goodwill at the reporting unit level, the estimated fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting units are estimated using the income approach, which incorporates the use of the discounted free cash flow ("DCF") analyses and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The DCF analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. In addition, we analyze any difference between the sum of the fair values of the reporting units and our total market capitalization for reasonableness, taking into account certain factors including control premiums. If the fair value of the reporting unit is less than the carrying value, the difference is recognized as an impairment charge.

We evaluate the recoverability of indefinite-lived intangible assets by first performing a qualitative analysis evaluating whether any events and circumstances occurred that provide evidence that it is more likely than not that the indefinite-lived asset is impaired. If, based on our evaluation of the events and circumstances that occurred during the year we do not believe that it is more likely than not that the indefinite-lived asset is impaired, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the indefinite-lived asset is impaired, a quantitative impairment test is performed. If necessary, an impairment analysis is performed using the income approach to estimate the fair value of the indefinite-lived intangible asset. If the intangible asset carrying value exceeds its fair value, an impairment charge is recognized in an amount equal to that excess.

Significant judgments inherent in these analyses include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rates and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and indefinite-lived intangible asset and could result in an impairment charge, which could be material to our financial position and results of operations.

We performed our impairment assessment of goodwill and indefinite-lived intangible assets and concluded that no impairment existed for the years ended December 31, 2025, 2024 and 2023.

Equity Investments in Unconsolidated Subsidiaries

Equity investments for which we exercise significant influence, but do not have control over the investee, are accounted for using the equity method of accounting. Unrealized gains and losses are included in other (income) expense, net. Equity investments for which we do not have the ability to exercise significant influence are primarily accounted for under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date and are recorded in other (income) expense, net. Our equity investments are included in Equity investments in unconsolidated subsidiaries in our consolidated balance sheets. Our share of earnings or losses are recognized in other (income) expense, net in our consolidated statements of income. We periodically evaluate all our equity investments for impairment.

The OSTTRA joint venture was accounted for using the equity method of accounting, and our share of earnings or losses are recognized in Equity in income on unconsolidated subsidiaries in our consolidated statements of income.

Foreign currency translation

We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the parent company, the United States ("U.S.") dollar is the functional currency. For local currency operations, assets and liabilities are translated into U.S. dollars using end of period exchange rates, and revenue and expenses are translated into U.S. dollars using weighted-average exchange rates. Foreign currency translation adjustments are accumulated in a separate component of equity.

Depreciation

The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: buildings and improvements from 15 to 40 years and equipment and furniture from 2 to 10 years. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases.

Advertising expense

The cost of advertising is expensed as incurred. We incurred $252 million, $229 million and $209 million in advertising costs for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock-based compensation

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified as both operating-related expense and selling and general expense in the consolidated statements of income.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized in interest expense and operating expense, respectively.

Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2026. If any of these tax audit settlements do occur within that period we would make any necessary adjustments to the accrual for unrecognized tax benefits.

A portion of the undistributed earnings of our foreign subsidiaries is indefinitely reinvested in our foreign operations. Accordingly, we have not recorded deferred income taxes related to those earnings. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

Redeemable Noncontrolling Interest

The agreement with the minority partners of our S&P Dow Jones Indices LLC joint venture contains redemption features whereby interests held by our minority partners are redeemable either (i) at the option of the holder or (ii) upon the occurrence of an event that is not solely within our control. Since redemption of the noncontrolling interest is outside of our control, this interest is presented on our consolidated balance sheets under the caption "Redeemable noncontrolling interest." If the interest were to be redeemed, we would generally be required to purchase the interest at fair value on the date of redemption. We adjust the redeemable noncontrolling interest each reporting period to its estimated redemption value, but never less than its initial fair value, using both income and market valuation approaches. Our income and market valuation approaches incorporate Level 3 measures for instances when observable inputs are not available. The more significant judgmental assumptions used to estimate the value of the S&P Dow Jones Indices LLC joint venture include an estimated discount rate, a range of assumptions that form the basis of the expected future net cash flows (e.g., the revenue growth rates and operating margins), and a company specific beta. The significant judgmental assumptions used that incorporate market data, including the relative weighting of market observable information and the comparability of that information in our valuation models, are forward-looking and could be affected by future economic and market conditions. Any adjustments to the redemption value will impact retained income. See Note 9 – *Equity* for further detail.

Contingencies

We accrue for loss contingencies when both (a) information available prior to issuance of the consolidated financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on an analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because many of these matters are resolved over long periods of time, our estimate of liabilities may change due to new developments, changes in assumptions or changes in our strategy related to the matter. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record our best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may be incurred.

Recently Issued or Adopted Accounting Standards

In November of 2025, the Financial Accounting Standards Board ("FASB") issued accounting guidance to more closely align hedge accounting with the economics of an entity's risk management activities. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, and early adoption is permitted. We do not expect this guidance to have a significant impact on our consolidated financial statements.

In September of 2025, the FASB issued accounting guidance that clarifies the guidance on which contracts are subject to derivative accounting and guidance on accounting for share based payments on contracts with customers. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, and early adoption is permitted. We do not expect this guidance to have a significant impact on our consolidated financial statements.

In September of 2025, the FASB issued accounting guidance which removes references to prescriptive software development stages and includes an updated framework for capitalizing internal software costs. This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, and early adoption is permitted. We do not expect this guidance to have a significant impact on our consolidated financial statements.

In July of 2025, the FASB issued accounting guidance that provides an optional practical expedient for estimating future credit losses based on current conditions as of the balance sheet date and assuming those conditions do not change over the remaining life of the accounts receivable. This guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and early adoption is permitted. We do not expect this guidance to have a significant impact on our consolidated financial statements.

In May of 2025, the FASB issued accounting guidance to improve the requirements for identifying the accounting acquirer in ASC 805, Business Combinations. The amendments in this update revise current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a VIE that meets the definition of a business. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, and early adoption is permitted as of the beginning of an interim or annual reporting period. This guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. We do not expect this guidance to have a significant impact on our consolidated financial statements.

In November of 2024, the FASB issued accounting guidance which requires that an entity disclose, in the notes to financial statements, additional information about specific expense categories. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact of this guidance on the Company's disclosures.

In December of 2023, the FASB issued Accounting Standards Update No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 amends ASC 740, Income Taxes to expand income tax disclosures and requires that the Company disclose (i) the income tax rate reconciliation using both percentages and reporting currency amounts; (ii) specific categories within the income tax rate reconciliation; (iii) additional information for reconciling items that meet a quantitative threshold; (iv) the composition of state and local income taxes by jurisdiction; and (v) the amount of income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 for the year ended December 31, 2025 on a prospective basis. See Note 4 – *Taxes on Income* for additional information.

Reclassification

Certain prior year amounts have been reclassified for comparability purposes.

2. Acquisitions and Divestitures

ACQUISITIONS

2025

Acquisitions completed during the year ended December 31, 2025 included:

– On November 25, 2025, we completed the acquisition of With Intelligence from Motive Partners for $1.8 billion. The acquisition is part of our Market Intelligence segment. Combining With Intelligence's proprietary data, benchmarks and workflow solutions with S&P Global's trusted expertise and brand in private markets intelligence and analytics, the company creates one of the most comprehensive data offerings for alternatives and private markets participants. The acquisition of With Intelligence is not material to our consolidated financial statements.

– On November 10, 2025, we completed the acquisition of the Automatic Identification System (AIS) data services business of ORBCOMM Inc. The AIS business is a leading provider of satellite data services used to track and monitor vessels, enhancing maritime visibility and delivering critical insights that support business intelligence and decision-making for government and commercial clients worldwide. This acquisition is part of our Market Intelligence segment. The acquisition of AIS is not material to our consolidated financial statements.

– On November 7, 2025, Crisil, included within our Ratings segment, completed the acquisition of McKinsey PriceMetrix Co., a leading provider of performance benchmarking and data-driven insights for the wealth management industry. This acquisition expands Crisil's benchmarking offerings across the Wealth Management value chain. The acquisition of McKinsey PriceMetrix Co. is not material to our consolidated financial statements.

– On October 1, 2025, we completed the acquisition of ARC Research, a subsidiary of ARC Group, the leading independent provider of investment performance data, benchmarking capabilities and insights in the private wealth market. The acquisition is part of our Indices segment and expands our capabilities to deliver innovative, high-quality benchmarks and data solutions tailored to the evolving needs of wealth managers, private banks, and financial advisers. The acquisition of ARC Research is not material to our consolidated financial statements.

– On June 6, 2025, we completed the acquisition of TeraHelix, a privately held financial technology firm. TeraHelix helps solve complex, enterprise-scale data challenges by providing frameworks that structure data models for smooth interoperability across platforms, systems and storage architectures. This acquisition is part of our Market Intelligence segment and strengthens our customer-centric approach to data, technology, and AI by meaningfully enhancing the ability to link datasets across classes and platforms. The acquisition of TeraHelix is not material to our consolidated financial statements.

None of our acquisitions completed during 2025 were material individually or in the aggregate, including the pro forma impact on earnings. For acquisitions during 2025 that were accounted for using the purchase method, the excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill and other intangibles. The goodwill recognized on our acquisitions is largely attributable to anticipated operational synergies and growth opportunities as a result of the acquisition. The intangible assets, excluding goodwill and indefinite-lived intangibles, are being amortized over their anticipated useful lives of 5 to 20 years.

2024

Acquisitions completed during the year ended December 31, 2024 included:

– On December 31, 2024, we completed the acquisition of ProntoNLP, a leading provider of generative artificial intelligence tooling, allowing users to derive differentiated insights from unstructured and structured data. The acquisition is part of our Market Intelligence segment and its intellectual property is expected to power broader enterprise-wide applications. ProntoNLP's proprietary models and LLM-based signal tools will bolster S&P Global's textual data analytics capabilities. The acquisition of ProntoNLP is not material to our consolidated financial statements.

– On May 1, 2024, we completed the acquisition of Visible Alpha, the financial technology provider of deep industry and segment consensus data creating a premium offering of fundamental investment research capabilities on Market Intelligence's Capital IQ Pro platform. The acquisition is part of our Market Intelligence segment and further enhances the depth and breadth of the overall Visible Alpha and S&P Capital IQ Pro offering. The acquisition of Visible Alpha is not material to our consolidated financial statements.

– On May 14, 2024, we completed the acquisition of World Hydrogen Leaders, a globally-recognized portfolio of hydrogen-related conferences and events, digital training and market intelligence. The acquisition is part of our Energy segment and complements Energy's global conference business and provides customers with full coverage of the hydrogen and derivative value chain alongside Energy Transition and Sustainability solutions, including hydrogen price assessments, emission factors and market research. The acquisition of World Hydrogen Leaders is not material to our consolidated financial statements.

None of our acquisitions completed during 2024 were material individually or in the aggregate, including the pro forma impact on earnings. For acquisitions during 2024 that were accounted for using the purchase method, the excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill and other intangibles. The goodwill recognized on our acquisitions is largely attributable to anticipated operational synergies and growth opportunities as a result of the acquisition. The intangible assets, excluding goodwill and indefinite-lived intangibles, are being amortized over their anticipated useful lives of 7 years.

2023

Acquisitions completed during the year ended December 31, 2023 included:

– On February 16, 2023, we completed the acquisition of Market Scan Information Systems, Inc. ("Market Scan"), a leading provider of automotive pricing and incentive intelligence, including Automotive Payments as a Service™ and its powerful payment calculation engine. The addition of Market Scan to Mobility enabled the integration of detailed transaction intelligence in areas that are complementary to existing services for dealers, OEMs, lenders, and other market participants. The acquisition of Market Scan is not material to our consolidated financial statements.

– On January 3, 2023, we completed the acquisition of ChartIQ, a premier charting provider for the financial services industry. ChartIQ is a professional grade charting solution that allows users to visualize data with a fully interactive web-based library that works seamlessly across web, mobile and desktop. It provides advanced capabilities including trade visualization, options analytics, technical analysis and more. Additionally, ChartIQ allows clients to visualize vendor-supplied data combined with their own proprietary content, alternative datasets or analytics. The acquisition is part of our Market Intelligence segment and further enhances our S&P Capital IQ Pro platform and other workflow solutions to provide the industry with leading visualization capabilities. The acquisition of ChartIQ is not material to our consolidated financial statements.

– On January 4, 2023, we completed the acquisition of TruSight Solutions LLC ("TruSight") a provider of third-party vendor risk assessments. The acquisition was integrated into our Market Intelligence segment and further expanded the breadth and depth of S&P Global's third party vendor risk management solutions by offering high-quality validated assessment data to clients designed to reduce further the vendor due diligence burden on service providers to the financial services industry. The acquisition of TruSight is not material to our consolidated financial statements.

None of our acquisitions completed during 2023 were material individually or in the aggregate, including the pro forma impact on earnings. For acquisitions during 2023 that were accounted for using the purchase method, the excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill and other intangibles. The goodwill recognized on our acquisitions is largely attributable to anticipated operational synergies and growth opportunities as a result of the acquisition. The intangible assets, excluding goodwill and indefinite-lived intangibles, are being amortized over their anticipated useful lives of 5 to 7 years.

Non-cash investing activities

Liabilities assumed in conjunction with our acquisitions are as follows:

	Year ended December 31,		
(in millions)	**2025**	2024	2023
Fair value of assets acquired	**$2,321**	$549	399
Cash paid, net	**(2,023)**	(305)	(296)
Liabilities assumed	**$298**	$244	$103

DIVESTITURES

On January 12, 2026, we completed the sale of the Enterprise Data Management and thinkFolio businesses within our Market Intelligence segment to Symphony Technology Group ("STG"), a private equity firm focused on building and scaling market-leading software, data and analytics companies. The transaction is not expected to have a material impact to our consolidated financials statements.

2025

During the year ended December 31, 2025, we recorded a pre-tax gain of $273 million related to the following dispositions:

– On October 10, 2025, the Company and CME Group completed the sale of OSTTRA to Kohlberg Kravis Roberts & Co. ("KKR"), a leading global investment firm. The terms of the deal for OSTTRA equaled total enterprise value at $3.1 billion, subject to customary purchase price adjustments, which will be divided evenly between the Company and CME Group pursuant to the 50/50 joint venture. We received proceeds from the sale of $1.5 billion in cash ($1.4 billion after-tax), subject to purchase price adjustments. During the year ended December 31, 2025, we recorded a pre-tax gain of $270 million ($187 million after-tax) for the Company, including the impact of accumulated other comprehensive income related to our investment.

– In May of 2025, we recorded a pre-tax gain of $3 million ($2 million after-tax) in (Gain) loss on dispositions, net in the consolidated statements of income related to the sale of the Fincentric in August of 2024 in our Market Intelligence segment.

2024

During the year ended December 31, 2024 we completed the following dispositions that resulted in a pre-tax gain of $59 million which was included in (Gain) loss on dispositions, net in the consolidated statement of income:

– On November 1, 2024, we completed the sale of the PrimeOne business, our outsourced technology platform servicing the global prime finance business. The PrimeOne business was part of our Market Intelligence segment. During the year ended December 31, 2024, we recorded a pre-tax gain of $38 million ($27 million after-tax) in (Gain) loss on dispositions, net in the consolidated statement of income related to the sale of the PrimeOne business in our Market Intelligence segment.

– On August 15, 2024, we completed the sale of Fincentric, formerly known as Markit Digital. This sale followed our announced intent to explore strategic opportunities for Fincentric in February of 2024. Fincentric was S&P Global's premier digital solutions provider focused on developing mobile applications and websites for retail brokerages and other financial institutions. Fincentric specializes in designing cutting-edge financial data visualizations, interfaces and investor experiences. Fincentric was acquired by S&P Global through the merger with IHS Markit and was part of our Market Intelligence segment. During the year ended December 31, 2024, we recorded a pre-tax gain of $21 million ($12 million after-tax) in (Gain) loss on dispositions, net in the consolidated statement of income related to the sale of Fincentric in our Market Intelligence segment.

2023

During the year ended December 31, 2023, we completed the following disposition and received the following contingent payment that resulted in a pre-tax loss of $70 million, which was included in (Gain) loss on dispositions, net in the consolidated statement of income:

– On May 2, 2023, we completed the sale of Engineering Solutions to Allium Buyer LLC, a Delaware limited liability company controlled by funds affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"). We received the full proceeds from the sale of $975 million in cash, subject to purchase price adjustments, which resulted in approximately $750 million in after-tax proceeds. During the year ended December 31, 2023, we recorded a pre-tax loss of $120 million in (Gain) loss on dispositions, net and disposition-related costs of $16 million in selling and general expenses in the consolidated statement of income ($182 million after-tax, net of a release of a deferred tax liability of $157 million) related to the sale of Engineering Solutions. The transaction followed our announced intent in November of 2022 to divest the business. Engineering Solutions became part of the Company following our merger with IHS Markit.

– In the first quarter of 2023, we received a contingent payment following the sale of Leveraged Commentary and Data ("LCD") along with a related family of leveraged loan indices in June of 2022. The contingent payment was payable six months following the closing upon the achievement of certain conditions related to the transition of LCD customer relationships. During the year ended December 31, 2023, the

contingent payment resulted in a pre-tax gain of $46 million ($34 million after-tax) related to the sale of LCD in our Market Intelligence segment and $4 million ($3 million after-tax) in (Gain) loss on dispositions, net related to the sale of a family of leveraged loan indices in our Indices segment.

Assets and Liabilities Held for Sale

The components of assets and liabilities held for sale in the consolidated balance sheet consist of the following:

	December 31,	
(in millions)	2025 [1]	2024
Accounts receivable, net	$34	$—
Property and equipment, net	8	—
Goodwill	141	—
Other non-current assets	13	—
Assets held for sale	$196	$—
Accounts payable	$9	$—
Unearned revenue	34	—
Liabilities held for sale	$43	$—

1   Assets and liabilities held for sale as of December 31, 2025 relate to the divestitures of the Enterprise Data Management and thinkFolio businesses within our Market Intelligence segment. Additionally, assets held for sale include fixed assets related to our intent to sell our facility in Centennial, Colorado.

The operating profit of our businesses that were held for sale or disposed of for the years ending December 31, 2025, 2024 and 2023 is as follows:

	Year ended December 31,		
(in millions)	2025	2024	2023
Operating profit [1]	$64	$71	$101

1   The operating profit presented includes the revenue and recurring direct expenses associated with businesses held for sale or disposed of. The year ended December 31, 2025 excludes a pre-tax gain related to the sale of OSTTRA of $270 million. The year ended December 31, 2024 excludes a pre-tax gain related to the sale of the PrimeOne business of $38 million and a pre-tax gain related to the sale of Fincentric of $21 million. The year ended December 31, 2023 excludes a pre-tax loss related to the sale of Engineering Solutions of $120 million.

3. Goodwill and Other Intangible Assets

GOODWILL

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired.

The change in the carrying amount of goodwill by segment is shown below:

(in millions)	Market Intelligence	Ratings	Energy	Mobility	Indices	Corporate	Total
Balance as of December 31, 2023	$18,183	$274	$5,538	$8,863	$1,417	$575	$34,850
Acquisitions	229	—	16	—	—	—	245
Dispositions	(80)	—	—	—	—	—	(80)
Other [1]	(26)	(15)	(4)	(5)	(48)	—	(98)
Balance as of December 31, 2024	18,306	259	5,550	8,858	1,369	575	34,917
Acquisitions	1,487	24	—	—	36	5	1,552
Reclassifications [2]	(141)	(115)	—	—	—	115	(141)
Other [1]	10	(4)	13	—	100	28	147
Balance as of December 31, 2025	**$19,662**	**$164**	**$5,563**	**$8,858**	**$1,505**	**$723**	**$36,475**

1 Primarily relates to the impact of foreign exchange and valuation adjustments for prior period acquisitions.

2 Relates to Enterprise Data Management, which is classified as assets held for sale in our consolidated balance sheet as of December 31, 2025.

Goodwill additions and dispositions in the table above relate to transactions discussed in Note 2 - *Acquisitions and Divestitures*.

Other Intangible Assets

Other intangible assets include both indefinite-lived assets not subject to amortization and definite-lived assets subject to amortization. We have indefinite-lived assets with a carrying value of $846 million as of December 31, 2025 and 2024.

– 2025 and 2024 both include $380 million and $90 million for Dow Jones Indices intellectual property and the Dow Jones tradename, respectively, that we recorded as part of the transaction to form S&P Dow Jones Indices LLC in 2012.

– 2025 and 2024 both include $185 million within our Market Intelligence segment for the SNL tradename.

– 2025 and 2024 both include $132 million within our Indices segment for the balance of the IP rights in a family of indices derived from the S&P 500, solidifying Indices IP in and to the S&P 500 index family.

– 2025 and 2024 both include $59 million within our Indices segment for the Goldman Sachs Commodity Index intellectual property and the Broad Market Indices intellectual property.

The following table summarizes our definite-lived intangible assets:

(in millions)

COST	Databases and software	Content	Customer relationships	Tradenames	Other intangibles	Total
Balance as of December 31, 2023	$3,942	$139	$13,490	$1,528	$325	$19,424
Acquisitions	—	—	—	—	268	268
Reclassifications	(15)	—	—	—	—	(15)
Other [1]	—	—	(25)	(7)	(7)	(39)
Balance as of December 31, 2024	3,927	139	13,465	1,521	586	19,638
Acquisitions	349	—	301	—	78	728
Reclassifications	11	—	—	—	(11)	—
Other [1]	1	—	51	13	9	74
Balance as of December 31, 2025	**$4,288**	**$139**	**$13,817**	**$1,534**	**$662**	**$20,440**
ACCUMULATED AMORTIZATION						
Balance as of December 31, 2023	$1,116	$139	$1,198	$256	$163	$2,872
Current year amortization	350	—	542	111	74	1,077
Reclassifications	(13)	—	—	—	—	(13)
Other [1]	—	—	(3)	(1)	(4)	(8)
Balance as of December 31, 2024	1,453	139	1,737	366	233	3,928
Current year amortization	341	—	542	111	75	1,069
Reclassifications	2	—	—	—	(2)	—
Other [1]	1	—	8	3	6	18
Balance as of December 31, 2025	**$1,797**	**$139**	**$2,287**	**$480**	**$312**	**$5,015**
NET DEFINITE-LIVED INTANGIBLES:						
December 31, 2024	$2,474	$—	$11,728	$1,155	$353	$15,710
December 31, 2025	**$2,491**	**$—**	**$11,530**	**$1,054**	**$350**	**$15,425**

1   Primarily relates to the impact of foreign exchange and valuation adjustments for prior period acquisitions.

Definite-lived intangible assets are being amortized on a straight-line basis over periods of up to 25 years. The weighted-average life of the intangible assets as of December 31, 2025 is approximately 21 years.

Amortization expense was $1,069 million, $1,077 million and $1,042 million for the years ended December 31, 2025, 2024 and 2023, respectively. Expected amortization expense for intangible assets over the next five years for the years ended December 31, assuming no further acquisitions or dispositions, is as follows:

(in millions)	2026	2027	2028	2029	2030
Amortization expense	$1,110	$1,094	$1,076	$1,050	$1,024

4. Taxes on Income

Income before taxes on income resulting from domestic and foreign operations is as follows:

(in millions)	Year Ended December 31,		
	2025	2024	2023
Domestic operations	**$3,356**	$3,436	$1,899
Foreign operations	**2,871**	1,872	1,772
Total income before taxes	**$6,227**	$5,308	$3,671

The provision for taxes on income consists of the following:

(in millions)	Year Ended December 31,		
	2025	2024	2023
Federal:			
Current	**$909**	$740	$559
Deferred	**(110)**	(131)	(177)
Total federal	**799**	609	382
Foreign:			
Current	**448**	472	370
Deferred	**(52)**	(161)	(150)
Total foreign	**396**	311	220
State and local:			
Current	**292**	252	216
Deferred	**(80)**	(31)	(40)
Total state and local	**212**	221	176
Total provision for taxes	**$1,407**	$1,141	$778

The Company has elected to prospectively adopt the guidance in ASU No. 2023-09. Refer to Note 1 – *Accounting Policies* for additional information.

A reconciliation of the U.S. federal statutory income tax amount and rate to our effective income tax amount and rate for financial reporting purposes for the year ended December 31, 2025 is as follows:

(in millions)	Year Ended December 31, **2025**	
	Amount	Percent
U.S. Federal Statutory Income Tax Rate	$1,308	21.0%
State & local income taxes, net of federal income tax[1]	129	2.1
Foreign tax effects		
United Kingdom	(66)	(1.1)
Malta		
Statutory tax rate differential	113	1.8
Nontaxable income	(269)	(4.3)
Other foreign jurisdictions	48	0.8
Effects of cross-border tax laws		
Subpart F income	190	3.0
Foreign derived intangible income	(68)	(1.1)
Other	86	1.3
Tax credits	(24)	(0.4)
Changes in valuation allowances	5	0.1
Nontaxable or nondeductible items	23	0.4
Changes in unrecognized tax benefits	(7)	(0.1)
Other adjustments		
S&P Dow Jones Indices LLC joint venture	(65)	(1.0)
Other	4	0.1
Effective income tax rate	$1,407	22.6%

1 State and local taxes in New York, California and Virginia make up the majority of the tax effect in this category.

We have elected to recognize the tax on Global Intangible Low Taxed Income ("GILTI") as a period expense in the year the tax is incurred.

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate for financial reporting purposes for the year ended December 31, 2024 and 2023, in accordance with the guidance prior to the adoption of ASU 2023-09, is as follows:

(in millions)	Year Ended December 31, 2024	2023
U.S. federal statutory income tax rate	21.0%	21.0%
State and local income taxes	3.5	3.5
Foreign operations	(4.7)	(5.1)
Stock-based compensation	(0.3)	(0.4)
S&P Dow Jones Indices LLC joint venture	(1.1)	(1.5)
Tax credits and incentives	(0.8)	(2.5)
Divestitures	0.1	1.8
Other, net	3.8	4.4
Effective income tax rate	21.5%	21.2%

We made net income tax payments totaling $1,502 million in 2025, $1,159 million in 2024, and $1,279 million in 2023.

Net income tax payments for the year ended December 31, 2025 consisted of the following:

(in millions)	Year ended December 31, 2025
Federal	$722
State	187
Foreign	
United Kingdom	170
Germany	105
Other	318
Total	$1,502

Significant components of the Company's deferred tax assets and liabilities consisted of the following:

(in millions)	December 31, 2025	2024
Deferred tax assets:		
Accrued expenses	$128	$114
Losses and other carryforwards	636	695
Research & Development Expenditures	420	350
Other	434	423
Total deferred tax assets	1,618	1,582
Deferred tax liabilities:		
Goodwill and intangible assets	(4,321)	(4,348)
Other	(186)	(245)
Total deferred tax liabilities	(4,507)	(4,593)
Net deferred income tax asset before valuation allowance	(2,889)	(3,011)
Valuation allowance	(302)	(313)
Net deferred income tax liability	$(3,191)	$(3,324)
Reported as:		
Non-current deferred tax assets	$71	$73
Non-current deferred tax liabilities	(3,262)	(3,397)
Net deferred income tax liability	$(3,191)	$(3,324)

We record valuation allowances against deferred income tax assets when we determine that it is more likely than not that such deferred income tax assets will not be realized based upon all the available evidence. The valuation allowance is primarily related to operating losses and other carryforwards.

A portion of the undistributed earnings of our foreign subsidiaries is indefinitely reinvested in our foreign operations. Accordingly, we have not recorded deferred income taxes related to those earnings. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

As of December 31, 2025, we had net operating loss and carryforwards of $1,309 million, of which a significant portion has an unlimited carryover period under current law.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	Year ended December 31,		
	2025	2024	2023
Balance at beginning of year	**$325**	$230	$223
Additions based on tax positions related to the current year	**41**	76	21
Additions for tax positions of prior years	**24**	48	10
Reduction for tax positions of prior years	**(13)**	—	—
Reduction for settlements	**—**	(11)	(11)
Expiration of applicable statutes of limitations	**(55)**	(18)	(13)
Balance at end of year	**$322**	$325	$230

The aggregated amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2025, 2024 and 2023 was $322 million, $325 million and $230 million, respectively, exclusive of interest and penalties. During the year ended December 31, 2025, the change in unrecognized tax benefits resulted in a net increase of tax expense of $3 million.

We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating-related expense, respectively. During the years ended December 31, 2025, 2024, and 2023, the Company recognized approximately $14 million, $15 million, and $12 million in interest and penalties. In addition to the unrecognized tax benefits, we had accrued interest and penalties associated with unrecognized tax benefits of $79 million, $65 million and $50 million as of December 31, 2025, 2024 and 2023, respectively.

The U.S. federal income tax audits for 2018 through 2024 are in process. During 2025, we completed state and foreign tax audits and, with few exceptions, we are no longer subject to federal, state, or foreign income tax examinations by tax authorities for the years before 2016. The impact to tax expense in 2025, 2024 and 2023 was not material.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2026. If any of these tax audit settlements do occur within that period, we would make any necessary adjustments to the accrual for unrecognized tax benefits.

The Organization for Economic Co-operation and Development ("OECD") introduced an international tax framework under Pillar Two which includes a global minimum tax of 15%, which is implemented through local legislation in participating jurisdictions. The effects of Pillar Two taxes enacted in jurisdictions in which we operate have been reflected in our results and did not have a material impact on our consolidated financial statements.

On January 5, 2026, the OECD issued administrative guidance outlining a framework under which U.S.-parented groups may be excluded from the application of the OECD's global minimum tax rules. Each member jurisdiction will need to adopt this guidance into local law, and the timing and manner of adoption may vary. We are continuing to monitor developments related to this guidance and will evaluate the impact on our financial statements as additional information becomes available.

5. Debt

A summary of short-term and long-term debt outstanding is as follows:

(in millions)	December 31, 2025	December 31, 2024
4.75% Senior Notes, due 2025 [1]	—	4
4.0% Senior Notes, due 2026 [2]	3	3
2.95% Senior Notes, due 2027 [3]	499	498
2.45% Senior Notes, due 2027 [4]	1,246	1,243
4.75% Senior Notes, due 2028 [5]	784	797
4.25% Senior Notes, due 2029 [6]	991	1,004
2.5% Senior Notes, due 2029 [7]	498	497
2.70% Sustainability-Linked Senior Notes, due 2029 [8]	1,241	1,238
1.25% Senior Notes, due 2030 [9]	596	595
4.25% Senior Notes, due 2031 [10]	595	—
2.90% Senior Notes, due 2032 [11]	1,480	1,477
5.25% Senior Notes due 2033 [12]	744	744
4.80% Senior Notes, due 2035 [13]	396	—
6.55% Senior Notes, due 2037 [14]	291	291
4.5% Senior Notes, due 2048 [15]	273	273
3.25% Senior Notes, due 2049 [16]	591	590
3.70% Senior Notes, due 2052 [17]	976	975
2.3% Senior Notes, due 2060 [18]	683	683
3.9% Senior Notes, due 2062 [19]	486	486
Commercial paper	715	—
Total debt	13,088	11,398
Less: short-term debt including current maturities	718	4
Long-term debt	$12,370	$11,394

1   We made a $4 million repayment of our 4.75% senior notes in the first quarter of 2025.

2   Interest payments are due semiannually on March 1 and September 1.

3   Interest payments are due semiannually on January 22 and July 22, and as of December 31, 2025, the unamortized debt discount and issuance costs total $1 million.

4   Interest payments are due semiannually on March 1 and September 1, and as of December 31, 2025, the unamortized debt discount and issuance costs total $4 million.

5   Interest payments are due semiannually on February 1 and August 1.

6   Interest payments are due semiannually on May 1 and November 1.

7   Interest payments are due semiannually on June 1 and December 1, and as of December 31, 2025, the unamortized debt discount and issuance costs total $2 million.

8   Interest payments are due semiannually on March 1 and September 1, and as of December 31, 2025, the unamortized debt discount and issuance costs total $9 million. From and including March 1, 2026, the interest rate payable on Sustainability-Linked Senior Notes due 2029 shall be increased by 25 basis points (0.25%) per annum, in accordance with the terms of the governing indenture.

9   Interest payments are due semiannually on February 15 and August 15, and as of December 31, 2025, the unamortized debt discount and issuance costs total $4 million.

10   Interest payments are due semiannually on January 15 and July 15, beginning on July 15, 2026, and as of December 31, 2025, the unamortized debt discount and issuance costs total $5 million.

11   Interest payments are due semiannually on March 1 and September 1, and as of December 31, 2025, the unamortized debt discount and issuance costs total $20 million.

12   Interest payments are due semiannually on March 15 and September 15, and as of December 31, 2025, the unamortized debt discount and issuance costs total $6 million.

13   Interest payments are due semiannually on June 4 and December 4, beginning on June 4, 2026, and as of December 31, 2025, the unamortized debt discount and issuance costs total $4 million.

14   Interest payments are due semiannually on May 15 and November 15, and as of December 31, 2025, the unamortized debt discount and issuance costs total $2 million.

15   Interest payments are due semiannually on May 15 and November 15, and as of December 31, 2025, the unamortized debt discount and issuance costs total $10 million.

16   Interest payments are due semiannually on June 1 and December 1, and as of December 31, 2025, the unamortized debt discount and issuance costs total $9 million.

17   Interest payments are due semiannually on March 1 and September 1, and as of December 31, 2025, the unamortized debt discount and issuance costs total $24 million.

18   Interest payments are due semiannually on February 15 and August 15, and as of December 31, 2025, the unamortized debt discount and issuance costs total $17 million.

19   Interest payments are due semiannually on March 1 and September 1, and as of December 31, 2025, the unamortized debt discount and issuance costs total $14 million.

Annual long-term debt maturities are scheduled as follows based on book values as of December 31, 2025: $3 million due in 2026, $1.7 billion due in 2027, $784 million due in 2028; $2.7 billion due in 2029; $596 million due in 2030; and $6.5 billion due thereafter.

The fair value of our total debt borrowings was $11.3 billion and $10.0 billion as of December 31, 2025 and December 31, 2024, respectively, and was estimated based on quoted market prices.

On December 4, 2025, we issued $600 million of 4.25% senior notes due in 2031 and $400 million of 4.80% senior notes due in 2035. The notes are fully and unconditionally guaranteed by our wholly-owned subsidiary, Standard & Poor's Financial Services LLC.

We have the ability to borrow a total of $2.0 billion through our commercial paper program, which is supported by our $2.0 billion five-year credit agreement (our "credit facility") that will terminate on December 17, 2029. As of December 31, 2025, we had $715 million of outstanding commercial paper. As of December 31, 2024, we had no outstanding commercial paper.

Commitment fees for the unutilized commitments under the credit facility and applicable margins for borrowings thereunder are linked to the Company achieving three environmental sustainability performance indicators related to emissions, tested annually. We currently pay a commitment fee of 8 basis points. There will be no sustainability pricing adjustment to our commitment fees or our margins under the credit facility for the approximately year-long period beginning April 7, 2025 as a result of our emissions performance for the year ended December 31, 2024. The credit facility contains customary affirmative and negative covenants and customary events of default. The occurrence of an event of default could result in an acceleration of the obligations under the credit facility.

The only financial covenant in our credit facility is a requirement that our indebtedness to cash flow ratio, as defined in our credit facility, is not greater than 4 to 1, and this ratio has never been exceeded.

6. Derivative Instruments

Our exposure to market risk includes changes in foreign exchange rates and interest rates. We have operations in foreign countries where the functional currency is primarily the local currency. For international operations that are determined to be extensions of the parent company, the U.S. dollar is the functional currency. We typically have naturally hedged positions in most countries from a local currency perspective with offsetting assets and liabilities. As of December 31, 2025 and December 31, 2024, we have entered into foreign exchange forward contracts to mitigate or hedge the effect of adverse fluctuations in foreign exchange rates. As of December 31, 2025 and December 31, 2024, we held cross currency swap contracts to hedge a portion of our net investment in foreign subsidiaries against volatility in foreign exchange rates. These contracts are recorded at fair value that is based on foreign currency exchange rates and interest rates in active markets; therefore, we classify these derivative contracts within Level 2 of the fair value hierarchy. We do not enter into any derivative financial instruments for speculative purposes.

Undesignated Derivative Instruments

During the twelve months ended December 31, 2025, 2024 and 2023, we entered into foreign exchange forward contracts in order to mitigate the change in fair value of specific assets and liabilities in the consolidated balance sheets. These forward contracts do not qualify for hedge accounting. As of December 31, 2025 and 2024, the aggregate notional value of these outstanding forward contracts was $1.5 billion and $2.3 billion, respectively. The changes in fair value of these forward contracts are recorded in prepaid and other assets or other current liabilities in the consolidated balance sheets with their corresponding change in fair value recognized in selling and general expenses in the consolidated statements of income. The amount recorded in prepaid and other current assets was $8 million as of December 31, 2025. The amount recorded in other current liabilities was $6 million and $42 million as of December 31, 2025 and 2024, respectively. The amount recorded in selling and general expense for the twelve months ended December 31, 2025, 2024 and 2023 related to these contracts was a net gain of $158 million, a net loss of $60 million and net gain of $81 million, respectively.

Net Investment Hedges

As of December 31, 2025 and 2024, we held cross currency swaps to hedge a portion of our net investment in one of our European subsidiaries against volatility in the Euro/U.S. dollar exchange rate. These swaps are designated and qualify as a hedge of a net investment in a foreign subsidiary and are scheduled to mature in 2029, 2030, 2032 and 2033. The notional value of our outstanding cross currency swaps designated as a net investment hedge was $3.5 billion as of December 31, 2025 and 2024. The changes in the fair value of these swaps are recognized in foreign currency translation adjustments, a component of other comprehensive income (loss), and reported in accumulated other comprehensive loss in our consolidated balance sheet. The gain or loss will be subsequently reclassified into net earnings when the hedged net investment is either sold, liquidated or substantially liquidated. We have elected to assess the effectiveness of our net investment hedges based on changes in spot exchange rates. Accordingly, amounts related to the cross currency swaps recognized directly in net income represent net periodic interest settlements and accruals, which are recognized in interest expense, net. We recognized net interest income of $46 million, $41 million and $25 million during the twelve months ended December 31, 2025, 2024 and 2023, respectively.

Cash Flow Hedges

Foreign Exchange Forward Contracts

During the twelve months ended December 31, 2025, 2024 and 2023, we entered into a series of foreign exchange forward contracts to hedge a portion of the Indian rupee, British pound, and Euro exposures through the fourth quarter of 2027, 2026 and 2025, respectively. These contracts are intended to offset the impact of movement of exchange rates on future revenue and operating costs and are scheduled to mature within twenty-four months. The changes in the fair value of these contracts are initially reported in accumulated other comprehensive loss in our consolidated balance sheet and are subsequently reclassified into revenue and selling and general expenses in the same period that the hedged transaction affects earnings.

As of December 31, 2025, we estimate that $5 million of pre-tax loss related to foreign exchange forward contracts designated as cash flow hedges recorded in other comprehensive income is expected to be reclassified into earnings within the next twelve months.

As of December 31, 2025 and 2024, the aggregate notional value of our outstanding foreign exchange forward contracts designated as cash flow hedges was $574 million and $539 million, respectively.

Interest Rate Swaps

In the first quarter of 2024, we terminated our interest rate swap contracts with an aggregate notional value of $813 million and received net proceeds of $155 million upon termination. These contracts were designated as cash flow hedges and were scheduled to mature beginning in the first quarter of 2027. We performed a final effectiveness test upon the termination of each swap, and the effective portion of the gain of $155 million was recorded in accumulated other comprehensive loss in our consolidated balance sheet. The gain will be recognized into interest expense, net over the term which related interest payments will be made when we enter into anticipated future debt refinancing.

The following table provides information on the location and fair value amounts of our cash flow hedges and net investment hedges as of December 31, 2025 and December 31, 2024:

(in millions)		December 31, 2025	December 31, 2024
Balance Sheet Location			
Derivatives designated as cash flow hedges:			
Prepaid and other current assets	Foreign exchange forward contracts	**$5**	$4
Other current liabilities	Foreign exchange forward contracts	**$11**	$5
Derivatives designated as net investment hedges:			
Other non-current assets	Cross currency swaps	**$—**	$58
Other non-current liabilities	Cross currency swaps	**$294**	$2

The following table provides information on the location and amounts of pre-tax gains (losses) on our cash flow hedges and net investment hedges for the years ended December 31:

(in millions)	Gain (Loss) recognized in Accumulated Other Comprehensive Loss (effective portion)			Location of Gain (Loss) reclassified from Accumulated Other Comprehensive Loss into Income (effective portion)	Gain (Loss) reclassified from Accumulated Other Comprehensive Loss into Income (effective portion)		
	2025	2024	2023		**2025**	2024	2023
Cash flow hedges - designated as hedging instruments							
Foreign exchange forward contracts	**$(8)**	$(6)	$6	Revenue, Selling and general expenses	**$3**	$8	$7
Interest rate swap contracts	**$(1)**	$21	$48	Interest expense, net	**$1**	$1	$(3)
Net investment hedges - designated as hedging instruments							
Cross currency swaps	**$(354)**	$71	$(102)	Interest expense, net	**$(4)**	$(4)	$(4)

The activity related to the change in unrealized gains (losses) in accumulated other comprehensive loss was as follows for the years ended December 31:

(in millions)	Year ended December 31,		
	2025	2024	2023
Cash Flow Hedges			
Foreign exchange forward contracts			
Net unrealized gains on cash flow hedges, net of taxes, beginning of period	**$1**	$5	$—
Change in fair value, net of tax	**(3)**	4	12
Reclassification into earnings, net of tax	**(3)**	(8)	(7)
Net unrealized (losses) gains on cash flow hedges, net of taxes, end of period	**$(5)**	$1	$5
Interest rate swap contracts			
Net unrealized gains (losses) on cash flow hedges, net of taxes, beginning of period	**$99**	$84	$48
Change in fair value, net of tax	**—**	16	32
Reclassification into earnings, net of tax	**(1)**	(1)	4
Net unrealized gains on cash flow hedges, net of taxes, end of period	**$98**	$99	$84
Net Investment Hedges			
Net unrealized gains (losses) on net investment hedges, net of taxes, beginning of period	**$33**	$(21)	$56
Change in fair value, net of tax	**(271)**	50	(81)
Reclassification into earnings, net of tax	**4**	4	4
Net unrealized (losses) gains on net investment hedges, net of taxes, end of period	**$(234)**	$33	$(21)

7. Employee Benefits

We maintain a number of active defined contribution retirement plans for our employees. The majority of our defined benefit plans are frozen. As a result, no new employees will be permitted to enter these plans and no additional benefits for current participants in the frozen plans will be accrued.

We also have supplemental benefit plans that provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. In addition, we sponsor a voluntary 401(k) plan under which make a non-elective contribution and may match employee contributions up to certain levels of compensation as well as profit-sharing plans under which we contribute a percentage of eligible employees' compensation to the employees' accounts.

We also provide certain medical, dental and life insurance benefits for active employees and eligible dependents. The medical and dental plans and supplemental life insurance plan are contributory, while the basic life insurance plan is noncontributory. We currently do not prefund any of these plans.

We recognize the funded status of our retirement and postretirement plans in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive loss, net of taxes. The amounts in accumulated other comprehensive loss represent net unrecognized actuarial losses and unrecognized prior service costs. These amounts will be subsequently recognized as net periodic pension cost pursuant to our accounting policy for amortizing such amounts.

Net periodic benefit cost for our retirement and postretirement plans other than the service cost component are included in other (income) expense, net in our consolidated statements of income.

Benefit Obligation

A summary of the benefit obligation and the fair value of plan assets, as well as the funded status for the retirement and postretirement plans as of December 31, 2025 and 2024, is as follows (benefits paid in the table below include only those amounts contributed directly to or paid directly from plan assets):

	Retirement Plans		Postretirement Plans	
(in millions)	**2025**	2024	**2025**	2024
Net benefit obligation at beginning of year	**$1,323**	$1,425	**$17**	$20
Service cost	**2**	2	**—**	—
Interest cost	**69**	69	**1**	1
Actuarial loss (gain)	**23**	(89)	**1**	(1)
Gross benefits paid	**(76)**	(76)	**(3)**	(3)
Foreign currency effect	**25**	(8)	**—**	—
Net benefit obligation at end of year	**1,366**	1,323	**16**	17
Fair value of plan assets at beginning of year	**1,395**	1,473	**1**	1
Actual return on plan assets	**98**	(9)	**—**	—
Employer contributions	**10**	11	**2**	2
Gross benefits paid	**(76)**	(75)	**(3)**	(2)
Foreign currency effect	**20**	(5)	**—**	—
Fair value of plan assets at end of year	**1,447**	1,395	**—**	1
Funded status	**$81**	$72	**$(16)**	$(16)
Amounts recognized in consolidated balance sheets:				
Non-current assets	**$254**	$246	**$—**	$—
Current liabilities	**(9)**	(10)	**(2)**	—
Non-current liabilities	**(164)**	(164)	**(14)**	(16)
	$81	$72	**$(16)**	$(16)
Accumulated benefit obligation	**$1,360**	$1,317		
Plans with accumulated benefit obligation in excess of the fair value of plan assets:				
Projected benefit obligation	**$173**	$173		
Accumulated benefit obligation	**$168**	$168		
Fair value of plan assets	**$—**	$—		
Amounts recognized in accumulated other comprehensive loss, net of tax:				
Net actuarial loss (gain)	**$429**	$418	**$(34)**	$(36)
Prior service credit	**—**	—	**(9)**	(10)
Total recognized	**$429**	$418	**$(43)**	$(46)

Net Periodic Benefit Cost

For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average expected remaining lifetime of plan participants expected to receive benefits.

A summary of net periodic benefit cost for our retirement and postretirement plans for the years ended December 31, is as follows:

(in millions)	Retirement Plans			Postretirement Plans		
	2025	2024	2023	**2025**	2024	2023
Service cost	**$2**	$2	$2	**$—**	$—	$—
Interest cost	**69**	69	74	**1**	1	1
Expected return on assets	**(97)**	(97)	(101)	**—**	—	—
Amortization of:						
Actuarial loss (gain)	**8**	8	6	**(2)**	(2)	(2)
Prior service credit	**—**	—	—	**(2)**	(2)	(2)
Net periodic benefit cost	**(18)**	(18)	(19)	**(3)**	(3)	(3)
Settlement charge [1]	**—**	—	23	**—**	—	—
Total net periodic benefit cost	**$(18)**	$(18)	$4	**$(3)**	$(3)	$(3)

1   Lump sum withdrawals exceeded the combined total anticipated annual service and interest cost of our U.S. retirement plan during the year ended December 31, 2023, triggering the recognition of non-cash pre-tax settlement charges of $23 million.

Our U.K. retirement plan accounted for a cost of $6 million, $3 million and $4 million in 2025, 2024 and 2023, respectively, of the net periodic benefit cost attributable to the funded plans.

Other changes in plan assets and benefit obligations recognized in other comprehensive income, net of tax for the years ended December 31, are as follows:

(in millions)	Retirement Plans			Postretirement Plans		
	2025	2024	2023	**2025**	2024	2023
Net actuarial loss (gain)	**$17**	$14	$33	**$1**	$(1)	$1
Recognized actuarial (gain) loss	**(6)**	(6)	(5)	**1**	2	1
Prior service cost	**—**	—	—	**1**	1	1
Settlement charge [1]	**—**	—	(18)	**—**	—	—
Total recognized	**$11**	$8	$10	**$3**	$2	$3

1   Lump sum withdrawals exceeded the combined total anticipated annual service and interest cost of our U.S. retirement plan during the year ended December 31, 2023, triggering the recognition of non-cash pre-tax settlement charges of $23 million.

The total cost for our retirement plans was $155 million for 2025, $159 million for 2024 and $170 million for 2023. Included in the total retirement plans cost are defined contribution plans cost of $117 million, $126 million and $120 million for 2025, 2024 and 2023, respectively.

Assumptions

	Retirement Plans			Postretirement Plans		
	2025	2024	2023	**2025**	2024	2023
Benefit obligation:						
Discount rate [1]	**5.45%**	5.74%	5.27%	**5.16%**	5.57%	5.18%
Net periodic cost:						
Discount rate - U.S. plan [1]	**5.74%**	5.27%	5.63%	**5.57%**	5.18%	5.52%
Discount rate - U.K. plan [1]	**5.53%**	4.50%	4.76%			
Return on assets [2]	**6.25%**	6.00%	6.00%			

1   Effective January 1, 2025, we changed our discount rate assumption on our U.S. retirement plans to 5.74% from 5.27% in 2024 and changed our discount rate assumption on our U.K. plan to 5.53% from 4.50% in 2024.

2   The expected return on assets assumption is calculated based on the plan's asset allocation strategy and projected market returns over the long-term. Effective January 1, 2026, we changed our return on assets assumption to 6.30% from 6.25% for the U.S. plan in 2025 and to 5.50% from 5.40% for the U.K. plan in 2025.

Cash Flows

Expected employer contributions in 2026 are $11 million and $2 million for our retirement and postretirement plans, respectively. In 2026, we may elect to make non-required contributions depending on investment performance and the pension plan status.

Information about the expected cash flows for our retirement and postretirement plans is as follows:

(in millions)	Retirement Plans [1]	Postretirement Plans [2]
2026	$82	2
2027	84	2
2028	85	2
2029	87	2
2030	90	1
2031-2035	469	5

1   Reflects the total benefits expected to be paid from the plans or from our assets including both our share of the benefit cost and the participants' share of the cost.

2   Reflects the total benefits expected to be paid from our assets.

Fair Value of Plan Assets

In accordance with authoritative guidance for fair value measurements certain assets and liabilities are required to be recorded at fair value. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value of our defined benefit plans assets as of December 31, 2025 and 2024, by asset class is as follows:

(in millions)	December 31, 2025			
	Total	Level 1	Level 2	Level 3
Cash and short-term investments	$2	$2	$—	$—
Fixed income:				
Long duration strategy [1]	956	—	956	—
Asset-backed securities [2]	66	—	66	—
Total	1,024	2	1,022	—
Common collective trust funds measured at net asset value as a practical expedient:				
Collective investment funds [3]	423			
Total	$1,447			

(in millions)	December 31, 2024			
	Total	Level 1	Level 2	Level 3
Cash and short-term investments	$2	$2	$—	$—
Fixed income:				
Long duration strategy [1]	905	—	905	—
Total	$907	$2	$905	$—
Common collective trust funds measured at net asset value as a practical expedient:				
Collective investment funds [3]	488			
Total	$1,395			

1   Includes securities that are mainly investment grade obligations of issuers in the U.S.

2   Includes a fund that invests in asset-backed securities for the U.K. Plan.

3   Includes the Standard & Poor's MidCap 600 Composite Stock Index, Standard & Poor's 500 Composite Stock Index, the Standard & Poor's MidCap 400 Composite Stock Index, a short-term investment fund which is a common collective trust vehicle, and other various asset classes.

For securities that are quoted in active markets, the trustee/custodian determines fair value by applying securities' prices obtained from its pricing vendors. For commingled funds that are not actively traded, the trustee applies pricing information provided by investment management firms to the unit quantities of such funds. Investment management firms employ their own pricing vendors to value the securities underlying each commingled fund. Underlying securities that are not actively traded derive their prices from investment managers, which in turn, employ vendors that use pricing models (e.g., discounted cash flow, comparables). The domestic defined benefit plans have no investment in our stock, except through the S&P 500 commingled trust index fund.

The trustee obtains estimated prices from vendors for securities that are not easily quotable and they are categorized accordingly as Level 3. During the year ended December 31, 2025, we did not hold any securities categorized as Level 3.

Pension Trusts' Asset Allocations

There are two pension trusts, one in the U.S. and one in the U.K.

- The U.S. pension trust had assets of $1,165 million and $1,130 million as of December 31, 2025 and 2024 respectively, and the target allocations in 2025 include 91% fixed income, 4% domestic equities, 3% international equities and 2% cash and cash equivalents.

- The U.K. pension trust had assets of $282 million and $265 million as of December 31, 2025 and 2024, respectively, and the target allocations in 2025 include 100% fixed income.

The pension assets are invested with the goal of producing a combination of capital growth, income and a liability hedge. The mix of assets is established after consideration of the long-term performance and risk characteristics of asset classes. Investments are selected based on their potential to enhance returns, preserve capital and reduce overall volatility. Holdings are diversified within each asset class. The portfolios employ a mix of index and actively managed equity strategies by market capitalization, style, geographic regions and economic sectors. The fixed income strategies include U.S. long duration securities, core fixed income, intermediate credit, high yield, and U.K. debt instruments. The short-term portfolio, whose primary goal is capital preservation for liquidity purposes, is composed of government and government-agency securities, uninvested cash, receivables and payables. The portfolios do not employ any financial leverage.

U.S. Defined Contribution Plan

Assets of the defined contribution plan in the U.S. consist primarily of investment options, which include actively managed equity, indexed equity, actively managed equity/bond funds, target date funds, S&P Global Inc. common stock, stable value and money market strategies. There is also a self-directed mutual fund investment option. The plan purchased 104,317 shares and sold 179,394 shares of S&P Global Inc. common stock in 2025 and purchased 81,400 shares and sold 159,810 shares of S&P Global Inc. common stock in 2024. The plan held approximately 1.0 million and 1.1 million shares of S&P Global Inc. common stock as of December 31, 2025 and 2024, respectively, with market values of $535 million and $547 million, respectively. The plan received dividends on S&P Global Inc. common stock of $4.3 million and $4.4 million during the years ended December 31, 2025 and December 31, 2024, respectively.

8. Stock-Based Compensation

We issue stock-based incentive awards to our eligible employees under the 2019 Employee Stock Incentive Plan and to our eligible non-employee members of the Board of Directors under a Director Deferred Stock Ownership Plan. No further awards may be granted under the 2002 Employee Stock Incentive Plan (the "2002 Plan"), although awards granted under the 2002 Plan prior to the adoption of the new 2019 Plan in June of 2019 remain outstanding in accordance with their terms.

- **2019 Employee Stock Incentive Plan (the "2019 Plan")** – The 2019 Plan permits the granting of stock options, stock appreciation rights, restricted stock awards, performance awards, and other stock-based awards.

- **Director Deferred Stock Ownership Plan (the "Director Plan")** – Under the Director Plan, common stock reserved may be credited to deferred stock accounts for eligible non-employee members of the Board of Directors. In general, the plan requires that 50% of eligible Directors' annual compensation and dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to their deferred stock account. Recipients under this plan are not required to provide consideration to us other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the plan.

- **2014 Equity Incentive Award Plan and the Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan (the "IHS Markit's equity plans")** – In connection with the merger with IHS Markit, we assumed the outstanding restricted stock units, performance-based restricted stock units, deferred stock units, and stock options granted under IHS Markit's equity plans, converted using the 0.2838 merger exchange ratio. From the merger date, no additional awards under these plans may be granted; however, the outstanding awards that were converted at the merger date continue to vest in accordance with the terms of the merger agreement.

The number of common shares reserved for issuance under the 2019 Plan are as follows:

	December 31,	
(in millions)	**2025**	2024
Shares available for granting [1]	**17.9**	18.0
Options outstanding	**—**	—
Total shares reserved for issuance	**17.9**	18.0

1   Shares reserved for issuance under the Director Plan are less than 1.0 million at both December 31, 2025 and 2024.

We issue treasury shares upon the issuance of restricted stock and other stock-based awards and the exercise of stock options. To offset the dilutive effect of our equity compensation plans, we periodically repurchase shares. See Note 9 – *Equity* for further discussion.

Stock-based compensation expense and the corresponding tax benefit are as follows:

	Year Ended December 31,		
(in millions)	**2025**	2024	2023
Restricted stock and other stock-based awards expense	**$236**	$247	$171
Stock option expense	**—**	—	—
Total stock-based compensation expense	**$236**	$247	$171
Tax benefit	**$43**	$49	$32

Restricted Stock and Other Stock-Based Awards

Restricted stock and other stock-based awards (performance and non-performance) have been granted under the 2002 Plan and 2019 Plan. Performance unit awards only vest if we achieve certain financial goals over the performance period. Restricted stock non-performance awards have various vesting periods (generally three years). Recipients of restricted stock and unit awards are not required to provide consideration to us other than rendering service.

The stock-based compensation expense for restricted stock and other stock-based awards is determined based on the market price of our stock at the grant date of the award applied to the total number of awards that are anticipated to fully vest. For performance awards, adjustments are made to expense consistent with the expected percent achievement of the performance goals.

Restricted stock and other stock-based award activity is as follows:

(in millions, except per award amounts)	Shares	Weighted-average grant-date fair value
Balance as of December 31, 2024	1.2	$387.14
Granted	0.4	$525.67
Vested	(0.4)	$392.96
Forfeited	(0.3)	$404.59
Balance as of December 31, 2025	**0.9**	**$436.46**
Total unrecognized compensation expense related to restricted awards	$173	
Weighted-average years to be recognized over	1.2	

	Year Ended December 31,		
	2025	2024	2023
Weighted-average grant-date fair value per award	**$525.67**	$427.84	$374.00
Total fair value of restricted stock and other stock-based awards vested	**$222**	$230	$323
Tax benefit relating to restricted award activity	**$60**	$56	$71

Stock Options

Stock options may not be granted at a price less than the fair market value of our common stock on the date of grant. Stock options granted vest over a four-year service period and have a maximum term of 10 years. Stock option compensation costs are recognized from the date of grant, utilizing a four-year graded vesting method. Under this method, more than half of the costs are recognized over the first twelve months, approximately one-quarter of the costs are recognized over a twenty-four month period starting from the date of grant, approximately one-tenth of the costs are recognized over a thirty-six month period starting from the date of grant, and the remaining costs are recognized over a forty-eight month period starting from the date of grant.

There were no stock options granted in 2025, 2024 and 2023.

Stock option activity is as follows:

(in millions, except per award amounts)	Shares	Weighted average exercise price	Weighted-average remaining years of contractual term	Aggregate intrinsic value
Options outstanding as of December 31, 2024	—	$74.46		
Options outstanding as of December 31, 2025	—	$74.46	1.22	$5
Options exercisable as of December 31, 2025	—	$74.46	1.22	$5

1   There are less than 0.1 million options outstanding and exercisable.

Information regarding our stock option exercises is as follows:

	Year Ended December 31,		
(in millions)	**2025**	2024	2023
Net cash proceeds from the exercise of stock options	**$—**	$4	$13
Total intrinsic value of stock option exercises	**$—**	$19	$55
Income tax benefit realized from stock option exercises	**$—**	$5	$12

9. Equity

Capital Stock

Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued.

On January 14, 2026, the Board of Directors approved an increase in the dividends for 2026 to a quarterly common stock dividend of $0.97 per share.

	Year Ended December 31,		
	2025	2024	2023
Annualized dividend rate [1]	**$3.84**	$3.64	$3.60
Dividends paid (in millions)	**$1,170**	$1,134	$1,147

[1] The quarterly dividend rate was $0.96 per share for the year ended December 31, 2025. The quarterly dividend rate was $0.91 per share for the year ended December 31, 2024. The quarterly dividend rate was $0.90 per share for the year ended December 31, 2023.

Stock Repurchases

On November 13, 2025, the Board of Directors approved a share repurchase program authorizing the purchase of 30 million shares (the "2025 Repurchase Program"), which was approximately 10% of the total shares of our outstanding common stock at the time. On June 22, 2022, the Board of Directors approved a share repurchase program authorizing the purchase of 30 million shares (the "2022 Repurchase Program"), which was approximately 9% of the total shares of our outstanding common stock at that time.

Our purchased shares may be used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. As of December 31, 2025, 30.0 million shares remained under the 2025 Repurchase Program and 2.7 million shares remained available under the 2022 Repurchase Program. Our 2025 Repurchase Program and 2022 Repurchase Program have no expiration date and purchases under these programs may be made from time to time on the open market and in private transactions, depending on market conditions.

We have entered into accelerated share repurchase ("ASR") agreements with financial institutions to initiate share repurchases of our common stock. Under an ASR agreement, we pay a specified amount to the financial institution and receive an initial delivery of shares. Upon settlement of the ASR agreement, the financial institution typically delivers additional shares. The total number of shares ultimately delivered, and therefore the average price paid per share, is determined at the end of the applicable purchase period of each ASR agreement based on the volume weighted-average share price, less a discount. We account for our ASR agreements as two transactions: a stock purchase transaction and a forward stock purchase contract. The shares delivered under the ASR agreements resulted in a reduction of outstanding shares used to determine our weighted average common shares outstanding for purposes of calculating basic and diluted earnings per share. The repurchased shares are held in Treasury. The forward stock purchase contracts are classified as equity instruments.

Effective January 1, 2023, the Inflation Reduction Act of 2022 has mandated a 1% excise tax on share repurchases. Excise tax obligations that result from the Company's share repurchases are accounted for as a cost of the treasury stock transaction, and are included in other current liabilities on our consolidated balance sheets. The amount recorded in other current liabilities was $46 million and $30 million as of December 31, 2025 and December 31, 2024, respectively. During the years ended December 30, 2025 and 2024, the Company made an excise tax payment of $30 million and $29 million, respectively, which is included in financing activities in the consolidated statement of cash flows.

The terms of each ASR agreement entered into for the years ended December 31, 2025, 2024 and 2023, structured as outlined above, are as follows:

(in millions, except average price)

ASR Agreement Initiation Date	ASR Agreement Completion Date	Initial Shares Delivered	Additional Shares Delivered	Total Number of Shares Purchased	Average Price Paid Per Share	Total Cash Utilized
December 4, 2025 [1]		4.0	—	4.0	$—	$2,500
August 12, 2025 [2]	October 23, 2025	1.7	0.6	2.3	$513.82	$1,200
May 6, 2025 [3]	August 8, 2025	1.0	0.2	1.2	$518.47	$650
February 19, 2025 [4]	May 6, 2025	1.0	0.3	1.3	$491.12	$650
October 28, 2024 [5]	February 18, 2025	2.3	0.3	2.6	$500.95	$1,300
July 31, 2024 [6]	October 22, 2024	2.6	0.3	3.0	$505.19	$1,500
February 12, 2024 [7]	April 12, 2024	1.0	0.2	1.2	$421.05	$500
November 13, 2023 [8]	February 7, 2024	2.8	0.2	3.0	$428.45	$1,300
August 7, 2023 [9]	September 8, 2023	1.1	0.2	1.3	$387.36	$500
May 8, 2023 [10]	August 4, 2023	2.5	0.1	2.6	$384.75	$1,000
February 13, 2023 [11]	May 5, 2023	1.1	0.3	1.4	$341.95	$500

1 The ASR agreement was structured as an uncapped ASR agreement in which we paid $2.5 billion and initially received shares valued at 80% of the $2.5 billion at a price equal to the market price of the Company's common stock on December 5, 2025. The Company received an initial delivery of 4.0 million shares from the ASR program. We completed the ASR agreement on February 3, 2026 and received an additional 0.8 million shares. We repurchased a total of 4.8 million shares under the ASR agreement for an average purchase price $519.39 per share. The ASR agreement was executed under our 2022 Repurchase Program.

2 The ASR agreement was structured as an uncapped ASR agreement in which we paid $1.2 billion and initially received shares valued at 80% of the $1.2 billion at a price equal to the market price of the Company's common stock on August 12, 2025. The Company received an initial delivery of 1.7 million shares from the ASR program. We completed the ASR agreement on October 23, 2025 and received an additional 0.6 million shares. The ASR agreement was executed under our 2022 Repurchase Program.

3 The ASR agreement was structured as an uncapped ASR agreement in which we paid $650 million and initially received shares valued at 80% of the $650 million at a price equal to the market price of the Company's common stock on May 6, 2025. The Company received an initial delivery of 1.0 million shares from the ASR program. We completed the ASR agreement on August 8, 2025 and received an additional 0.2 million shares. The ASR agreement was executed under our 2022 Repurchase Program.

4 The ASR agreement was structured as an uncapped ASR agreement in which we paid $650 million and initially received shares valued at 80% of the $650 million at a price equal to the market price of the Company's common stock on February 19, 2025. The Company received an initial delivery of 1.0 million shares from the ASR program. We completed the ASR agreement on May 6, 2025 and received an additional 0.3 million shares. The ASR agreement was executed under our 2022 Repurchase Program.

5 The ASR agreement was structured as an uncapped ASR agreement in which we paid $1.3 billion and initially received shares valued at 85% of the $1.3 billion at a price equal to the market price of the Company's common stock on October 28, 2024 when the Company received an initial delivery of 2.3 million shares from the ASR program. We completed the ASR agreement on February 18, 2025 and received an additional 0.3 million shares from the ASR program. The ASR agreement was executed under our 2022 Repurchase Program.

6 The ASR agreement was structured as an uncapped ASR agreement in which we paid $1.5 billion and initially received shares valued at 85% of the $1.5 billion at a price equal to the market price of the Company's common stock on July 31, 2024 when the Company received an initial delivery of 2.6 million shares from the ASR program on August 1, 2024. We completed the ASR agreement on October 22, 2024 and received an additional 0.3 million shares. The ASR agreement was executed under our 2022 Repurchase Program.

7 The ASR agreement was structured as an uncapped ASR agreement in which we paid $500 million and initially received shares valued at 85% of the $500 million at a price equal to the market price of the Company's common stock on February 12, 2024 when the Company received an initial delivery of 1.0 million shares from the ASR program. We completed the ASR agreement on April 12, 2024 and received an additional 0.2 million shares. The ASR agreement was executed under our 2022 Repurchase Program.

8 The ASR agreement was structured as an uncapped ASR agreement in which we paid $1.3 billion and initially received shares valued at 85% of the $1.3 billion at a price equal to the market price of the Company's common stock on November 13, 2023 when the Company received an initial delivery of 2.8 million shares from the ASR program. We completed the ASR agreement on February 7, 2024 and received an additional 0.2 million shares. The ASR agreement was executed under our 2022 Repurchase Program.

9 The ASR agreement was structured as an uncapped ASR agreement in which we paid $500 million and initially received shares valued at 85% of the $500 million at a price equal to the market price of the Company's common stock on August 7, 2023 when the Company received an initial delivery of 1.1 million shares from the ASR program. We completed the ASR agreement on September 8, 2023 and received an additional 0.2 million shares. The ASR agreement was executed under our 2022 Repurchase Program.

10 The ASR agreement was structured as an uncapped ASR agreement in which we paid $1 billion and initially received shares valued at 87.5% of the $1 billion at a price equal to the market price of the Company's common stock on May 8, 2023 when the Company received an initial delivery of 2.5 million shares from the ASR program.We completed the ASR agreement on August 4, 2023 and received an additional 0.1 million shares. The ASR agreement was executed under our 2022 Repurchase Program.

11 The ASR agreement was structured as an uncapped ASR agreement in which we paid $500 million and initially received shares valued at 85% of the $500 million at a price equal to the market price of the Company's common stock on February 13, 2023 when the Company received an initial delivery of 1.1 million shares from the ASR program. We completed the ASR agreement on May 5, 2023 and received an additional 0.3 million shares. The ASR agreement was executed under our 2022 Repurchase Program.

During the year ended December 31, 2025, we received a total of 9.3 million shares, including 0.3 million shares received in February of 2025 related to our October 28, 2024 ASR agreement, resulting in $5.0 billion of cash used to purchase shares. During the year ended December 31, 2024 we received a total of 6.7 million shares, including 0.2 million shares received in February of 2024 related to our November 13, 2023 ASR agreement, resulting in $3.3 billion of cash used to purchase shares. During the year ended December 31, 2023, we received a total of 8.6 million shares, including 0.4 million shares received in February of 2023 related to our December 2, 2022 ASR agreement, resulting in $3.3 billion of cash used to purchase shares.

Redeemable Noncontrolling Interests

Our redeemable noncontrolling interests include an agreement with the minority partners that own 27% of our S&P Dow Jones Indices LLC joint venture contains redemption features whereby interests held by minority partners are redeemable either (i) at the option of the holder or (ii) upon the occurrence of an event that is not solely within our control. Specifically, under the terms of the operating agreement of S&P Dow Jones Indices LLC, CME Group and CME Group Index Services LLC ("CGIS") has the right at any time to sell, and we are obligated to buy, at least 20% of their share in S&P Dow Jones Indices LLC. In addition, in the event there is a change of control of the Company, for the 15 days following a change in control, CME Group and CGIS will have the right to put their interest to us at the then fair value of CME Group's and CGIS' minority interest.

If interests were to be redeemed under this agreement, we would generally be required to purchase the interest at fair value on the date of redemption. This interest is presented on the consolidated balance sheets outside of equity under the caption "Redeemable noncontrolling interests" with an initial value based on fair value for the portion attributable to the net assets we acquired, and based on our historical cost for the portion attributable to our S&P Index business. We adjust the redeemable noncontrolling interest each reporting period to its estimated redemption value, but never less than its initial fair value, using both income and market valuation approaches. Our income and market valuation approaches may incorporate Level 3 fair value measures for instances when observable inputs are not available. The more significant judgmental assumptions used to estimate the value of the S&P Dow Jones Indices LLC joint venture include an estimated discount rate, a range of assumptions that form the basis of the expected future net cash flows (e.g., the revenue growth rates and operating margins), and a company specific beta. The significant judgmental assumptions used that incorporate market data, including the relative weighting of market observable information and the comparability of that information in our valuation models, are forward-looking and could be affected by future economic and market conditions. Any adjustments to the redemption value will impact retained income.

Noncontrolling interests that do not contain such redemption features are presented in equity.

Changes to redeemable noncontrolling interests during the year ended December 31, 2025 were as follows:

(in millions)	
Balance as of December 31, 2024	$4,252
Net income attributable to redeemable noncontrolling interests	317
Distributions to noncontrolling interests	(301)
Redemption value adjustment	614
Other [1]	35
Balance as of December 31, 2025 [2]	**$4,917**

1   Relates to foreign currency translation adjustments.

2   As of December 31, 2025, $4,914 million relates to our redeemable noncontrolling interest in the Indices business.

Accumulated Other Comprehensive Loss

The following table summarizes the changes in the components of accumulated other comprehensive loss for the year ended December 31, 2025:

(in millions)	Foreign Currency Translation Adjustments	Pension and Postretirement Benefit Plans	Unrealized Gain (Loss) on Cash Flow Hedges [3]	Accumulated Other Comprehensive Loss
Balance as of December 31, 2024	$(609)	$(372)	$98	$(883)
Other comprehensive income (loss) before reclassifications	202[1]	(18)	(2)	182
Reclassifications from accumulated other comprehensive income (loss) to net earnings	4	4[2]	(4)[3]	4
Net other comprehensive income (loss)	206	(14)	(6)	186
Balance as of December 31, 2025	**$(403)**	**$(386)**	**$92**	**$(697)**

1   Includes an unrealized loss related to our cross currency swaps. See Note 6 – *Derivative Instruments* for additional detail of items recognized in accumulated other comprehensive loss.

2   Reflects amortization of net actuarial losses and is net of a tax benefit of less than $1 million for the year ended December 31, 2025. See Note 7 — *Employee Benefits* for additional details of items reclassed from accumulated other comprehensive loss to net earnings.

3   See Note 6 – *Derivative Instruments* for additional details of items reclassified from accumulated other comprehensive loss to net earnings.

10. Earnings per Share

Basic earnings per common share ("EPS") is computed by dividing net income attributable to the common shareholders of the Company by the weighted-average number of common shares outstanding. Diluted EPS is computed in the same manner as basic EPS, except the number of shares is increased to include additional common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. Potential common shares consist primarily of restricted performance shares and stock options calculated using the treasury stock method.

The calculation for basic and diluted EPS is as follows:

	Year Ended December 31,		
(in millions, except per share data)	**2025**	2024	2023
Amount attributable to S&P Global Inc. common shareholders:			
Net income	**$4,471**	$3,852	$2,626
Basic weighted-average number of common shares outstanding	**304.8**	311.6	318.4
Effect of dilutive securities	**0.3**	0.3	0.5
Diluted weighted-average number of common shares outstanding	**305.1**	311.9	318.9
Earnings per share attributable to S&P Global Inc. common shareholders:			
Net income:			
Basic	**$14.67**	$12.36	$8.25
Diluted	**$14.66**	$12.35	$8.23

We have certain stock options and restricted performance shares that are potentially excluded from the computation of diluted EPS. The effect of the potential exercise of stock options is excluded when the average market price of our common stock is lower than the exercise price of the related option during the period or when a net loss exists because the effect would have been antidilutive. Additionally, restricted performance shares are excluded because the necessary vesting conditions had not been met or when a net loss exists. Restricted performance shares outstanding of 0.4 million, 0.5 million and 0.7 million as of December 31, 2025, 2024 and 2023, respectively, were excluded. As of December 31, 2025, 2024 and 2023, there were no stock options excluded.

11. Restructuring

We continuously evaluate our cost structure to identify cost savings associated with streamlining our management structure. Our 2025 and 2024 restructuring plans consisted of company-wide workforce reductions of approximately 1,300 and 1,230 positions, respectively, and are further detailed below. The charges for each restructuring plan are classified as selling and general expenses within the consolidated statements of income and the reserves are included in other current liabilities in the consolidated balance sheets.

In certain circumstances, reserves are no longer needed because employees previously identified for separation resigned from the Company and did not receive severance or were reassigned due to circumstances not foreseen when the original plans were initiated. In these cases, we reverse reserves through the consolidated statements of income during the period when it is determined they are no longer needed.

The initial restructuring charge recorded and the ending reserve balance as of December 31, 2025 by segment is as follows:

(in millions)	2025 Restructuring Plan		2024 Restructuring Plan	
	Initial Charge Recorded	Ending Reserve Balance	Initial Charge Recorded	Ending Reserve Balance
Market Intelligence	$56	$25	$77	$7
Ratings	17	5	4	1
Energy	19	12	13	—
Mobility	15	11	6	1
Indices	4	4	1	—
Corporate	46	28	24	6
Total	$157	$85	$125	$15

For the year ended December 31, 2025, we recorded a pre-tax restructuring charge of $157 million primarily related to employee severance charges for the 2025 restructuring plan and have reduced the reserve by $72 million. For the years ended December 31, 2025 and 2024, we have reduced the reserve for the 2024 restructuring plan by $73 million and $37 million, respectively. The reductions primarily related to cash payments for employee severance charges.

12. Segment and Geographic Information

As discussed in Note 1 – *Accounting Policies*, we have five reportable segments: Market Intelligence, Ratings, Energy, Mobility and Indices.

Our Chief Executive Officer is our chief operating decision-maker ("CODM") and evaluates performance of our segments and allocates resources (including employees, property, and financial or capital resources) based primarily on operating profit for each segment. Segment operating profit does not include Corporate Unallocated expense, equity in income on unconsolidated subsidiaries, other (income) expense, net, or interest expense, net, as these are amounts that do not affect the operating results of our reportable segments. We use the same accounting policies for our segments as those described in Note 1 – *Accounting Policies*.

Operating results for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in millions)	Market Intelligence	Ratings	Energy	Mobility	Indices	Engineering Solutions	Total
2025							
Revenue from external customers	$4,902	$4,549	$2,299	$1,747	$1,839	$—	$15,336
Intersegment revenue [1]	14	175	—	—	11	—	200
Revenue	4,916	4,724	2,299	1,747	1,850	—	15,536
Intersegment elimination							(200)
Total revenue							15,336
Less: segment expenses [2]	3,246	1,645	1,205	1,051	537	—	7,684
Less: other segment items [3]	679	66	151	318	42	—	1,256
Intersegment elimination							(200)
Segment operating profit	$991	$3,013	$943	$378	$1,271	$—	$6,596
Corporate Unallocated expense [4]							146
Equity in income on unconsolidated subsidiaries							(28)
Operating profit							6,478
Other income, net							(36)
Interest expense, net							287
Income before taxes on income							**$6,227**

(in millions)	Market Intelligence	Ratings	Energy	Mobility	Indices	Engineering Solutions	Total
2024							
Revenue from external customers	$4,633	$4,207	$2,142	$1,609	$1,617	$—	$14,208
Intersegment revenue [1]	12	163	—	—	11	—	186
Revenue	4,645	4,370	2,142	1,609	1,628	—	14,394
Intersegment elimination							(186)
Total revenue							14,208
Less: segment expenses [2]	3,133	1,617	1,139	982	483	—	7,354
Less: other segment items [3]	637	46	158	315	42	—	1,198
Intersegment elimination							(186)
Segment operating profit	$875	$2,707	$845	$312	$1,103	$—	$5,842
Corporate Unallocated expense [4]							305
Equity in income on unconsolidated subsidiaries							(43)
Operating profit							5,580
Other income, net							(25)
Interest expense, net							297
Income before taxes on income							$5,308

(in millions)	Market Intelligence	Ratings	Energy	Mobility	Indices	Engineering Solutions	Total
2023							
Revenue from external customers	$4,365	$3,177	$1,946	$1,484	$1,392	$133	$12,497
Intersegment revenue [1]	11	155	—	—	11	—	177
Revenue	$4,376	$3,332	$1,946	$1,484	$1,403	$133	$12,674
Intersegment elimination							(177)
Total revenue							12,497
Less: segment expenses [2]	2,933	1,449	1,049	908	436	113	6,888
Less: other segment items [3]	729	19	193	316	42	1	1,300
Intersegment elimination							(177)
Segment operating profit	$714	$1,864	$704	$260	$925	$19	$4,486
Corporate Unallocated expense [4]							502
Equity in income on unconsolidated subsidiaries							(36)
Operating profit							4,020
Other expense, net							15
Interest expense, net							334
Income before taxes on income							$3,671

1 Intersegment revenue primarily relates to a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

2 The segment expense category for Market Intelligence, Ratings, Energy, Mobility and Indices for the years ended December 31, 2025, 2024 and 2023 primarily include an aggregation of compensation costs, technology costs and strategic investments. The segment expense category for Engineering Solutions for the year ended December 31, 2023 primarily includes an aggregation of technology costs and compensation costs. The CODM considers actual-to-actual and budget-to-actual variances when making decisions about allocating personnel and capital to the segments; however, the CODM does not receive the individual expense items underlying the overall segment expenses. Variance explanations include segment expenses including compensation costs, technology costs and strategic investments, but the CODM is otherwise not provided, and cannot easily calculate, lower-level expense information.

3 Other segment items for the year ended December 31, 2025 for each reportable segment primarily include amortization of intangibles from acquisitions, gain on dispositions and certain items primarily including employee severance charges, acquisition and disposition-related costs, legal costs and Executive Leadership Team transition costs. Other segment items for the years ended December 31, 2024 and 2023 for each reportable segment primarily include amortization of intangibles from acquisitions, (gain) loss on dispositions and certain items primarily including IHS Markit merger costs, employee severance charges and acquisition and disposition-related costs.

4 Corporate Unallocated expense includes costs for corporate functions, select initiatives, unoccupied office space and Kensho, included in selling and general expenses.

The following table presents our revenue disaggregated by revenue type for the years ended December 31:

(in millions)	Market Intelligence	Ratings	Energy	Mobility	Indices	Engineering Solutions	Intersegment Elimination [1]	Total
2025								
Subscription	$4,107	$—	$2,016	$1,422	$320	$—	$—	$7,865
Non-subscription / Transaction	186	2,470	163	325	—	—	—	3,144
Non-transaction	—	2,254	—	—	—	—	(200)	2,054
Asset-linked fees	—	—	—	—	1,206	—	—	1,206
Sales usage-based royalties	—	—	120	—	324	—	—	444
Recurring variable	623	—	—	—	—	—	—	623
Total revenue	**$4,916**	**$4,724**	**$2,299**	**$1,747**	**$1,850**	**$—**	**$(200)**	**$15,336**
Timing of revenue recognition								
Services transferred at a point in time	$186	$2,470	$163	$325	$—	$—	$—	$3,144
Services transferred over time	4,730	2,254	2,136	1,422	1,850	—	(200)	12,192
Total revenue	**$4,916**	**$4,724**	**$2,299**	**$1,747**	**$1,850**	**$—**	**$(200)**	**$15,336**

(in millions)	Market Intelligence	Ratings	Energy	Mobility	Indices	Engineering Solutions	Intersegment Elimination [1]	Total
2024								
Subscription	$3,882	$—	$1,873	$1,299	$292	$—	$—	$7,346
Non-subscription / Transaction	184	2,326	166	310	—	—	—	2,986
Non-transaction	—	2,044	—	—	—	—	(186)	1,858
Asset-linked fees	—	—	—	—	1,046	—	—	1,046
Sales usage-based royalties	—	—	103	—	290	—	—	393
Recurring variable	579	—	—	—	—	—	—	579
Total revenue	**$4,645**	**$4,370**	**$2,142**	**$1,609**	**$1,628**	**$—**	**$(186)**	**$14,208**
Timing of revenue recognition								
Services transferred at a point in time	$184	$2,326	$166	$310	$—	$—	$—	$2,986
Services transferred over time	**4,461**	**2,044**	**1,976**	**1,299**	**1,628**	**—**	**(186)**	**11,222**
Total revenue	**$4,645**	**$4,370**	**$2,142**	**$1,609**	**$1,628**	**$—**	**$(186)**	**$14,208**

(in millions)	Market Intelligence	Ratings	Energy	Mobility	Indices	Engineering Solutions	Intersegment Elimination [1]	Total
				2023				
Subscription	$3,685	$—	$1,707	$1,169	$277	$125	$—	$6,963
Non-subscription / Transaction	187	1,425	158	315	—	8	—	2,093
Non-transaction	—	1,907	—	—	—	—	(177)	1,730
Asset-linked fees	—	—	—	—	859	—	—	859
Sales usage-based royalties	—	—	81	—	267	—	—	348
Recurring variable	504	—	—	—	—	—	—	504
Total revenue	**$4,376**	**$3,332**	**$1,946**	**$1,484**	**$1,403**	**$133**	**$(177)**	**$12,497**
Timing of revenue recognition								
Services transferred at a point in time	$187	$1,425	$158	$315	$—	$8	$—	$2,093
Services transferred over time	**4,189**	**1,907**	**1,788**	**1,169**	**1,403**	**125**	**(177)**	**10,404**
Total revenue	**$4,376**	**$3,332**	**$1,946**	**$1,484**	**$1,403**	**$133**	**$(177)**	**$12,497**

[1] Intersegment eliminations mainly consists of a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

Segment information for the years ended December 31 is as follows:

(in millions)	Depreciation & Amortization			Capital Expenditures		
	2025	2024	2023	**2025**	2024	2023
Market Intelligence	**$631**	$627	$597	**$78**	$61	$73
Ratings	**32**	37	37	**64**	29	24
Energy	**138**	137	137	**11**	7	7
Mobility	**320**	317	314	**28**	18	22
Indices	**43**	42	42	**4**	3	13
Engineering Solutions	**—**	—	2	**—**	—	—
Total reportable segments	**1,164**	1,160	1,129	**185**	118	139
Corporate	**15**	13	14	**10**	6	4
Total	**$1,179**	$1,173	$1,143	**$195**	$124	$143

Segment information as of December 31 is as follows:

(in millions)	Total Assets	
	2025	2024
Market Intelligence	**$31,234**	$29,478
Ratings	**1,137**	1,056
Energy	**8,543**	8,636
Mobility	**12,974**	13,222
Indices	**3,378**	3,200
Total reportable segments	**57,266**	55,592
Corporate [1]	**3,738**	4,629
Assets held for sale [2]	**196**	—
Total	**$61,200**	$60,221

1 Corporate assets consist principally of cash and cash equivalents, goodwill and other intangible assets, investments, assets for pension benefits and prepaid income taxes.

2 Relates to the anticipated divestitures of the Enterprise Data Management and thinkFolio businesses within our Market Intelligence segment and fixed assets related to our intent to sell our facility in Centennial, Colorado.

We do not have operations in any foreign country that represent more than 7% of our consolidated revenue. Transfers between geographic areas are recorded at agreed-upon prices and intercompany revenue and profit are eliminated. No single customer accounted for more than 10% of our consolidated revenue.

The following provides revenue and long-lived assets by geographic region:

	REVENUE			LONG-LIVED ASSETS [1]	
	Year ended December 31,			December 31,	
(in millions)	**2025**	2024	2023	**2025**	2024
U.S.	**$9,322**	$8,640	$7,542	**$483**	$483
European region	**3,531**	3,256	2,822	**153**	115
Asia	**1,640**	1,491	1,375	**203**	182
Rest of the world	**843**	821	758	**34**	32
Total	**$15,336**	$14,208	$12,497	**$873**	$812

	REVENUE			LONG-LIVED ASSETS [1]	
	Year ended December 31,			December 31,	
	2025	2024	2023	**2025**	2024
U.S.	**61%**	61%	60%	**55%**	60%
European region	**23**	23	23	**18**	14
Asia	**11**	10	11	**23**	22
Rest of the world	**5**	6	6	**4**	4
Total	**100%**	100%	100%	**100%**	100%

1 Long-lived assets include right of use assets, property and equipment, net and capitalized technology costs, net.

See Note 2 – *Acquisitions and Divestitures* and Note 11 – *Restructuring*, for actions that impacted the segment operating results.

13. Commitments and Contingencies

Leases

We determine whether an arrangement meets the criteria for an operating lease or a finance lease at the inception of the arrangement. We have operating leases for office space and equipment. Our leases have remaining lease terms of 1 year to 15 years, some of which include options to extend the leases for up to 12 years, and some of which include options to terminate the leases early. We sublease certain real estate leases to third parties which mainly consist of operating leases for space within our offices.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expenses for these leases on a straight line-basis over the lease term in operating-related expenses and selling and general expenses.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Our future minimum based payments used to determine our lease liabilities include minimum based rent payments and escalations. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

During the years ended December 31, 2025, 2024 and 2023 we recorded a pre-tax impairment charge of $3 million, $3 million and $26 million, respectively, related to the impairment and abandonment of operating lease related ROU assets. The impairment charges are included in selling and general expenses within the consolidated statements of income.

The following table provides information on the location and amounts of our leases on our consolidated balance sheets as of December 31, 2025 and 2024:

(in millions)		2025	2024
Balance Sheet Location			
Assets			
Right of use assets	Lease right-of-use assets	**$413**	$413
Liabilities			
Other current liabilities	Current lease liabilities	**124**	109
Lease liabilities — non-current	Non-current lease liabilities	**494**	535

The components of lease expense for the years ended December 31 are as follows:

(in millions)	**2025**	2024	2023
Operating lease cost	**$112**	$129	$134
Sublease income	**(14)**	(13)	(16)
Total lease cost	**$98**	$116	$118

Supplemental information related to leases for the years ended December 31 are as follows:

(in millions)	**2025**	2024	2023
Cash paid for amounts included in the measurement for operating lease liabilities Operating cash flows for operating leases	**141**	140	149
Right of use assets obtained in exchange for lease obligations Operating leases	**118**	106	35

Weighted-average remaining lease term and discount rate for our operating leases as of December 31 are as follows:

	2025	2024
Weighted-average remaining lease term (years)	**5.3**	5.6
Weighted-average discount rate	**4.25%**	4.02%

Maturities of lease liabilities for our operating leases are as follows:

(in millions)	
2026	$145
2027	133
2028	106
2029	85
2030	63
2031 and beyond	175
Total undiscounted lease payments	$707
Less: Imputed interest	89
Present value of lease liabilities	$618

As of December 31, 2025, the Company has certain lease agreements that have not yet commenced with total estimated future lease payments of $78 million which have been excluded from the table above. These leases are expected to begin in 2026 and continue through 2037, with lease terms ranging from 1 year to 12 years.

Related Party Agreement

In June of 2012, we entered into a license agreement (the "License Agreement") with the holder of S&P Dow Jones Indices LLC noncontrolling interest, CME Group, which replaced the 2005 license agreement between Indices and CME Group. Under the terms of the License Agreement, S&P Dow Jones Indices LLC receives a share of the profits from the trading and clearing of CME Group's equity index products. During the years ended December 31, 2025, 2024 and 2023, S&P Dow Jones Indices LLC earned $193 million, $192 million and $174 million of revenue under the terms of the License Agreement, respectively. The entire amount of this revenue is included in our consolidated statement of income and the portion related to the 27% noncontrolling interest is removed in net income attributable to noncontrolling interests.

Contractual Obligations

We typically have various contractual obligations, which are recorded as liabilities in our consolidated balance sheets, while other items, such as certain purchase commitments and other executory contracts, are not recognized. For example, we are contractually committed to contracts for information-technology outsourcing, certain enterprise-wide information-technology software licensing and maintenance. In the first quarter of 2023, S&P Global and Amazon Web Services ("AWS") entered into a multi-year strategic collaboration agreement with a purchase obligation of $1.0 billion, before incremental credits, over a five-year period. With AWS as its preferred cloud provider, S&P Global will enhance its cloud infrastructure, accelerate business growth, engineer new innovations for key industry segments, and help their customers navigate rapidly changing market conditions.

Legal & Regulatory Matters

In the normal course of business both in the United States and abroad, the Company and its subsidiaries are defendants in a number of legal proceedings and are often subjected to government and regulatory proceedings, investigations and inquiries.

A class action lawsuit was filed in Australia on August 7, 2020 against the Company and a subsidiary of the Company. The lawsuit relates to alleged investment losses in collateralized debt obligations rated by Ratings prior to the financial crisis between 2005 and 2007. We can provide no assurance that we will not be obligated to pay significant amounts in order to resolve the lawsuit on terms deemed acceptable.

From time to time, the Company receives customer complaints. The Company believes it has strong contractual protections in the terms and conditions included in its arrangements with customers. Nonetheless, in the interest of managing customer relationships, the Company from time to time engages in dialogue with such customers in an effort to resolve such complaints, and if such complaints cannot be resolved through dialogue, may face litigation regarding such complaints. The Company does not expect to incur material losses as a result of these matters.

Moreover, various government and self-regulatory agencies frequently make inquiries and conduct investigations into our compliance with applicable laws and regulations, including those related to our regulated products and services, antitrust matters and other matters, such as ESG. For example, as a nationally recognized statistical rating organization registered with the SEC under Section 15E of the Exchange Act, S&P Global Ratings is in ongoing communication with the staff of the SEC regarding compliance with its extensive obligations under the federal securities laws. Although S&P Global seeks to promptly address any compliance issues that it detects or that the staff of the SEC or another regulator raises, there can be no assurance that the SEC or another regulator will not seek remedies against S&P Global for one or more compliance deficiencies. Any of these proceedings, investigations or inquiries could ultimately result in adverse judgments, damages, fines, penalties or activity restrictions, which could adversely impact our consolidated financial condition, cash flows, business or competitive position.

In view of the uncertainty inherent in litigation and government and regulatory enforcement matters, we cannot predict the eventual outcome of such matters or the timing of their resolution, or in most cases reasonably estimate what the eventual judgments, damages, fines, penalties or impact of activity (if any) restrictions may be. As a result, we cannot provide assurance that such outcomes will not have a material adverse effect on our consolidated financial condition, cash flows, business or competitive position. As litigation or the process to resolve pending matters progresses, as the case may be, we will continue to review the latest information available and assess our ability to predict the outcome of such matters and the effects, if any, on our consolidated financial condition, cash flows, business or competitive position, which may require that we record liabilities in the consolidated financial statements in future periods.

Report of Management

To the Shareholders of S&P Global Inc.

Management's Annual Report on its Responsibility for the Company's Financial Statements and Internal Control Over Financial Reporting

The financial statements in this report were prepared by the management of S&P Global Inc., which is responsible for their integrity and objectivity.

These statements, prepared in conformity with accounting principles generally accepted in the United States and including amounts based on management's best estimates and judgments, present fairly S&P Global Inc.'s financial condition and the results of the Company's operations. Other financial information given in this report is consistent with these statements.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined under the U.S. Securities Exchange Act of 1934. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the Company.

S&P Global Inc.'s Board of Directors, through its Audit Committee, composed entirely of outside directors, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. The Audit Committee meets periodically with management, the Company's internal auditors and the independent registered public accounting firm to ensure that each group is carrying out its respective responsibilities. In addition, the independent registered public accounting firm has full and free access to the Audit Committee and meet with it with no representatives from management present.

Management's Report on Internal Control Over Financial Reporting

As stated above, the Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework ("COSO 2013 framework"). Management has selected the COSO 2013 framework for its evaluation as it is a control framework recognized by the Securities and Exchange Commission and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

Based on management's evaluation under this framework, we have concluded that the Company's internal controls over financial reporting were effective as of December 31, 2025. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by management.

The Company's independent registered public accounting firm, Ernst & Young LLP, has audited the consolidated financial statements of the Company for the year ended December 31, 2025, and has issued their reports on the financial statements and the effectiveness of internal controls over financial reporting.

Other Matters

There have been no changes in the Company's internal controls over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Martina L. Cheung
President and Chief Executive Officer

Eric W. Aboaf
Executive Vice President, Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of S&P Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of S&P Global Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 10, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of redeemable noncontrolling interest in S&P Dow Jones Indices LLC

DESCRIPTION OF THE MATTER	As described in Notes 1 and 9 to the financial statements, the Company has an agreement with the minority partners of its S&P Dow Jones Indices LLC joint venture that contains redemption features outside of the control of the Company. This arrangement is reported as a redeemable noncontrolling interest at fair value of $4,914 million at December 31, 2025. The Company adjusts the redeemable noncontrolling interest each reporting period to its estimated redemption value, but never less than its initial fair value, using both income and market valuation approaches.
	Auditing the Company's valuation of its redeemable noncontrolling interest was complex due to the estimation uncertainty in determining the fair value. The estimation uncertainty was primarily due to the sensitivity of the fair value to underlying assumptions about the future performance of the business. The more significant judgmental assumptions used to estimate the value of the S&P Dow Jones Indices LLC joint venture include an estimated discount rate, a range of assumptions that form the basis of the expected future net cash flows (e.g., revenue growth rates and operating margins), a company specific beta and earnings and transaction multiples for comparable companies and similar acquisitions, respectively. These significant judgmental assumptions that incorporate market data are forward-looking and could be affected by future economic and market conditions.
HOW WE ADDRESSED THE MATTER IN OUR AUDIT	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the accounting for its redeemable noncontrolling interest, including controls over management's judgments and evaluation of the underlying assumptions with regard to the valuation models applied and the estimation process supporting the determination of the fair value of S&P Dow Jones Indices LLC joint venture.
	To test the valuation of redeemable noncontrolling interest, we evaluated the Company's selection of the valuation methodology and the methods and significant assumptions used by inspecting available market data and performing sensitivity analyses. For example, when evaluating the assumptions related to the revenue growth rate and operating profit margins, we compared the assumptions to the past performance of S&P Dow Jones Indices LLC joint venture in addition to current observable industry, market and economic trends. We involved valuation specialists to assist in our evaluation of the methodology and significant assumptions used by the Company, including the discount rate, company specific beta and earnings for comparable companies and transaction multiples for similar acquisitions. We also tested the completeness and accuracy of the underlying data supporting the significant assumptions and estimates.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 1969.

New York, New York
February 10, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of S&P Global Inc.

Opinion on Internal Control Over Financial Reporting

We have audited S&P Global Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, S&P Global Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 10, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

New York, New York
February 10, 2026

Executive Leadership Team



Martina L. Cheung
President and Chief
Executive Officer,
S&P Global Inc.



Eric Aboaf
Chief Financial Officer and
Executive Vice President,
S&P Global Inc.



Catherine Clay
Chief Executive Officer,
S&P Dow Jones Indices



Bill Eager
President,
S&P Global Mobility



Dave Ernsberger
President,
S&P Global Energy



Girish Ganesan
Chief People Officer,
S&P Global Inc.



Steve Kemps
Chief Legal Officer,
S&P Global Inc.



Yann Le Pallec
President,
S&P Global Ratings



Sally Moore
Chief Client Officer,
S&P Global Inc.



Saugata Saha
President,
S&P Global Market
Intelligence and Chief
Enterprise Data Officer,
S&P Global Inc.



Christina Twomey
Chief Communications
Officer,
S&P Global Inc.

Board of Directors



Ian P. Livingston (C, E, N)
Non-Executive Chairman of Board of S&P Global Inc.



Marco Alverà (A, E, F)
Chief Executive Officer, Tree Energy Solutions



Martina L. Cheung (E)
President and Chief Executive Officer, S&P Global Inc.



Jacques Esculier (A, F)
Former Chairman and CEO, WABCO Holdings Inc.



William D. Green (C, N)
Former Chairman and CEO, Accenture



Stephanie C. Hill (C, E, N)
President, Rotary and Mission Systems, Lockheed Martin



Rebecca Jacoby (A, E, F)
Former Senior Vice President, Operations, Cisco Systems, Inc.



Hubert Joly (A, C)
Former Chairman and CEO, Best Buy



Robert Moritz (A, N)
Former Global Chairman, PricewaterhouseCoopers LLP



Maria R. Morris (E, F, N)
Former Executive Vice President, Global Employee Benefits MetLife, Inc.



Gregory Washington (A, C)
President, George Mason University

A – Audit Committee
C – Compensation & Leadership Development Committee
E – Executive Committee
F – Finance Committee
N – Nominating & Corporate Governance Committee

Committee assignments as of March 18, 2026

Shareholder Information

Annual Meeting of Shareholders

The 2026 annual meeting will be held at 8:30 a.m. EDT on Wednesday, May 20, 2026 in a virtual-only online meeting. Shareholders and guests may access the meeting online at http://meetnow.global/MQJTHK2.

Meeting access details for shareholders and guests, and proxy voting information are available at www.spglobal.com/proxy.

Stock Exchange Listing

Shares of our common stock are traded primarily on the New York Stock Exchange. SPGI is the ticker symbol for our common stock.

Investor Relations Web Site

Go to https://investor.spglobal.com to find:

– Management presentations

– Financial news releases

– Financial reports, including the annual report, proxy statement and SEC filings

– Investor Fact Book

– Executive Leadership Team

– Corporate governance documents

– Dividend and stock split history

– Stock quotes and charts

– Investor e-mail alerts

– RSS news feeds

Investor Kit

The Company's investor kit includes the most recent Annual Report, Proxy Statement, Form 10-Qs, Form 10-K, and earnings release. These documents can be downloaded from the SEC Filings & Reports section of the Company's Investor Relations Website at https://investor.spglobal.com.

Requests for printed copies, free of charge, can be e-mailed to investor.relations@spglobal.com or mailed to Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041. Interested parties can also call Investor Relations toll-free at 866-436-8502 (domestic callers) or 212-438-2192 (international callers).

Transfer Agent and Registrar for Common Stock

Computershare is the transfer agent for S&P Global Inc. Computershare maintains the records for the Company's registered shareholders and can assist with a variety of shareholder-related services.

Shareholder correspondence should be mailed to:

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be mailed to:

Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Visit the Investor Center™ website to view and manage shareholder account online: www.computershare.com/investor

For shareholder assistance:

In the U.S. and Canada: 888-201-5538
Outside the U.S. and Canada: 201-680-6578
TDD for the hearing impaired: 800-490-1493
TDD outside the U.S. and Canada: 781-575-4592

E-mail address:

web.queries@computershare.com

Shareholder online inquiries:

https://www-us.computershare.com/investor/Contact

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

This program offers a convenient, low-cost way to invest in S&P Global's common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends, and send certificates to the transfer agent for safekeeping. Interested investors can view the prospectus and enroll online at www.computershare.com/investor. To receive the materials by mail, contact Computershare as noted above.

News Media Inquiries

Go to https://press.spglobal.com to view the latest Company news and information or to submit an e-mail inquiry.

Certifications and S&P Global Inc. Form 10-K

We have filed the required certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 32 to our Form 10-K for the year ended December 31, 2025.

The financial information included in this report was excerpted from the Company's Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission on February 11, 2026. Shareholders may access a complete copy of the Form 10-K from the SEC Filings & Reports section of the Company's Investor Relations Website at https://investor.spglobal.com.

S&P Global

55 Water Street
New York, NY 10041
spglobal.com

